10/9

Follow-Up Materials

[redacted]

08005369

82- SUBMISSIONS FACING SHEET

Follow-Up

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Banco Venezolano De Credito S.A. Banco Universal

*CURRENT ADDRESS

BEST AVAILABLE COPY

**FORMER NAME

PROCESSED
OCT 16 2008
THOMSON REUTERS

**NEW ADDRESS

FILE NO. 82- 04422 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 10/15/08

Exemption Number 82-4422

BANCO VENEZOLANO DE CREDITO S.A. BANCO UNIVERSAL

ARIS
12-31-07

Exhibits Filed With the
United States Securities and Exchange Commission
in connection with Periodic Disclosure Pursuant to
Rule 12g3-2(b) of the United States Securities
Exchange Act of 1934

October 7, 2008

EXHIBIT INDEX

Exhibit 1	Audited financial statements as of December 31 and June 30, 2007
Exhibit 2	Balance Sheets at March 31, April 30, May 31, June 30, July 31 and August 31, 2008
Exhibit 3	Summary Translation of Minutes of Shareholders' Meeting held on April 8, 2008
Exhibit 4	Summary Translation of Press Releases issued on March 7, 2008, March 18, 2008 and April 10, 2008

Ex 1

VENEZOLANO DE CRÉDITO, S.A.
BANCO UNIVERSAL
AND ITS GRAND CAYMAN BRANCH

Financial statements
as of December 31 and June 30, 2007
and Report of Independent Public Accountants

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL

AND ITS GRAND CAYMAN BRANCH

FINANCIAL STATEMENTS

AS OF DECEMBER 31 AND JUNE 30, 2007

CONTENTS

(Translation into English of a report and financial statements originally issued in Spanish solely made for the convenience of readers)

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of
Venezolano de Crédito, S.A. Banco Universal:

We have audited the accompanying balance sheets of **Venezolano de Crédito, S.A. Banco Universal and its Grand Cayman branch**, as of December 31 and June 30, 2007, and the related statements of income and allocation of net income, changes in the stockholders' equity and cash flows for the six-month periods then ended. These financial statements, their notes and exhibits are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Venezuela. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As explained in Note 2 to the financial statements, the Bank presents its financial statements in conformity with accounting standards provided by Superintendencia de Bancos y Otras Instituciones Financieras – SUDEBAN (the Superintendence of Banks and Other Financial Institutions of Venezuela, hereinafter referred to as "SUDEBAN") applicable to the Venezuelan financial system. These accounting standards differ in certain respects from accounting principles generally accepted in Venezuela.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Venezolano de Crédito, S.A. Banco Universal and its Grand Cayman branch** as of December 31 and June 30, 2007, and the results of their operations and their cash flows for the six-month periods then ended in conformity with accounting standards provided by the SUDEBAN.

As explained in Note 21, the Bank has been issued certain tax, civil and other claims. The Bank has taken the corresponding legal actions and has filed reconsideration appeals in each case before the competent entities; the outcome of which is unknown. Management considers that the arguments and grounds exposed will allow obtaining a favorable opinion from the regulator body, and accordingly, there will not be significant adjustments that might affect the accompanying financial statements. In the opinion of Management, based on the specific evaluation of each case and, in the opinion of its external legal advisors, the provisions created by the Bank as of December 31 and June 30, 2007, sufficiently cover the liabilities that might result from these issues.

Our audits were made for the purpose of forming an opinion on the basic financial statements stated in historical amounts of **Venezolano de Crédito, S.A. Banco Universal and its Grand Cayman Branch** taken as a whole. The supplemental information, included in Exhibits I to V, referred to the financial statements adjusted for inflation, is presented upon request of the SUDEBAN for purposes of additional analysis. This supplemental information is based on the historical financial statements, adjusted to incorporate the effects of inflation on the basic financial information. We have reviewed the entries prepared to reflect such adjustments and, in our opinion, the entries have been properly applied to the basic historical financial statements.

ADRIANZA, GARCÍA & ASOCIADOS
MEMBERS OF THE INTERNATIONAL FIRM MAZARS

WILSON E. GARCÍA D.
CPC N° 16114
Registered with the CNV under N° G- 875
and with the SUDEBAN under N° CP 435

Caracas, Venezuela
January 10, 2008

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH

BALANCE SHEETS AS OF DECEMBER 31 AND JUNE 30, 2007
(Stated in thousands of historical bolivars)

ASSETS	31-12-07	30-06-07
CASH AND DUE FROM BANKS:		
Cash	123.807.255	53.751.101
Banco Central de Venezuela (Note 3)	973.539.205	694.863.556
Due from domestic banks and other financial institutions	56	-
Due from foreign banks and correspondents	18.888.108	22.919.222
Due from main office and branches	-	-
Clearing house funds	28.933.328	112.193.571
(Allowance for cash and due from banks)	-	-
	1.145.167.952	883.727.450
INVESTMENT SECURITIES (Note 4):		
Placements in Banco Central de Venezuela and interbank transactions	770.362.942	792.338.579
Trading investment securities	-	-
Available-for-sale investment securities	10.336.193	1.119.442
Held-to-maturity investment securities	122.602.372	151.121.615
Restricted cash investments	10.742.916	210.232.744
Other investment securities	-	-
(Allowance for investment securities)	-	-
	914.044.423	1.154.812.380
LOAN PORTFOLIO (Note 5):		
Current loans	1.688.897.050	1.172.325.564
Restructured loans	2.733.062	3.384.850
Past-due loans	4.198.856	9:324.025
Loans in litigation	3.939.649	1.024.519
(Allowance for loan portfolio)	(22.520.467)	(17.217.466)
	1.677.248.150	1.168.841.492
INTERESTS AND COMMISSIONS RECEIVABLE:		
Accrued interest receivable from cash and due from banks	42.474	5.308
Accrued interest receivable from investment securities	8.701.071	6.380.003
Accrued interest receivable from loan portfolio	20.962.590	8.947.087
Commissions receivable	59.270	1.983.731
Accrued interest and commissions receivable from other accounts receivable	-	-
(Allowance for accrued interest receivable and other)	(160.430)	(98.853)
	29.604.975	17.217.276
INVESTMENTS IN SUBSIDIARIES, AFFILIATES AND BRANCHES (Note 6):		
Investments in subsidiaries and affiliates	5.254.185	5.247.727
Investments in branches	-	-
(Allowance for investments in subsidiaries, affiliates and branches)	(28.301)	(28.301)
	5.225.884	5.219.426
FORECLOSED ASSETS (Note 8)	707.325	892.583
PREMISES AND EQUIPMENT (Note 9)	28.694.315	26.138.705
OTHER ASSETS (Note 10)	49.138.739	33.942.236
	3.849.831.763	3.290.791.548
MEMORANDUM ACCOUNTS (Note 16):		
Contingent debit accounts	219.294.588	436.015.501
Trust assets	826.466.567	728.749.697
Other trusts	-	-
Other debit memorandum accounts	3.851.519.556	3.642.709.880
	4.897.280.711	4.807.475.078

The accompanying notes (1 to 26) are an integral part of these financial statements.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH

BALANCE SHEETS AS OF DECEMBER 31 AND JUNE 30, 2007
(Stated in thousands of historical bolivars)

LIABILITIES AND STOCKHOLDERS' EQUITY	31-12-07	30-06-07
CUSTOMERS' DEPOSITS (Note 11):		
Deposits in current accounts		
Non-interest-bearing current accounts	1.139.020.763	846.254.977
Interest-bearing current accounts	752.187.010	579.916.241
	1.891.207.773	1.426.171.218
Other demand obligations	656.131.602	885.478.462
Money transaction table obligations	-	-
Savings deposits	527.101.066	460.446.260
Time deposits	13.659.812	5.105.101
Investment securities issued by the Bank	-	-
Restricted customers' deposits	125.508.164	119.341.753
Rights and participations in investment securities	47.348.689	6.905.960
	3.260.957.106	2.903.448.754
OBLIGATIONS WITH BANCO CENTRAL DE VENEZUELA	-	-
DEPOSITS AND OBLIGATIONS WITH BANCO NACIONAL DE AHORRO Y PRÉSTAMO	-	-
OTHER BORROWINGS (Note 12):		
Obligations with domestic financial institutions due in one year or less	31.627.624	18.573.397
Obligations with domestic financial institutions due over one year	-	-
Obligations with foreign financial institutions due in one year or less	45.322.342	10.328.236
Obligations with foreign financial institutions due over one year	-	-
Obligations resulting from other borrowings due in one year or less	50.430.340	-
Obligations resulting from other borrowings due over one year	1.075.988	1.075.988
	128.456.294	29.977.621
OTHER FINANCIAL INTERMEDIATION OBLIGATIONS	16.891.051	5.944.862
INTERESTS AND COMMISSIONS PAYABLE:		
Accrued expenses for customers' deposits	1.946.105	1.138.917
Accrued expenses for obligations with Banco Central de Venezuela	-	-
Accrued expenses for deposits and obligations with Banco Nacional de Ahorro y Préstamo	-	-
Accrued expenses for other borrowings	128.109	32.433
Accrued expenses for other financial intermediation obligations	-	1.316
Accrued expenses for obligations convertible into capital	-	-
Accrued expenses for underlying obligations	-	-
	2.074.214	1.172.666
ACCRUALS AND OTHER LIABILITIES (Note 13)	118.120.803	91.784.955
UNDERLYING OBLIGATIONS	-	-
OBLIGATIONS CONVERTIBLE INTO CAPITAL	-	-
Total liabilities	3.526.499.468	3.032.328.858
STOCKHOLDERS' EQUITY (Note 14):		
Paid-in capital	69.888.000	69.888.000
Uncapitalized equity contributions	27.385.896	27.385.896
Capital reserves	71.894.729	64.263.999
Other equity accounts	-	-
Retained earnings	152.945.247	96.173.247
Unrealized gain on available-for-sale investment securities	1.218.423	751.548
(Treasury stock)	-	-
Total stockholders' equity	323.332.295	258.462.690
	3.849.831.763	3.290.791.548
PER CONTRA MEMORANDUM ACCOUNTS	4.897.280.711	4.807.475.078

The accompanying notes (1 to 26) are an integral part of these financial statements.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH

STATEMENTS OF INCOME AND ALLOCATION OF NET INCOME
FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31 AND JUNE 30, 2007
(Stated in thousands of historical bolivars, except for net earnings per share and number of shares)

	31-12-07	30-06-07
FINANCIAL REVENUES:		
Cash and due from banks	58.257	49.097
Investment securities	69.068.191	62.927.321
Loan portfolio	115.575.666	76.190.308
Other accounts receivable	2.457.926	2.001.052
Investments in subsidiaries, affiliates and branches	-	-
Main office and branches	-	-
Other	3.531	300
	187.163.571	141.168.078
FINANCIAL EXPENSES:		
Customers' deposits	45.259.670	28.221.274
Obligations with Banco Central de Venezuela	-	-
Deposits and obligations with Banco Nacional de Ahorro y Préstamo	-	-
Other borrowings	1.103.716	478.571
Other financial intermediation obligations	140.020	251.993
Underlying obligations	-	-
Obligations convertible into capital	-	-
Main office and branches	-	-
Other	78.084	96.774
	46.581.490	29.048.612
Gross financial margin	140.582.081	112.119.466
INCOME FROM RECOVERY OF FINANCIAL ASSETS	303.723	4.631
EXPENSES FOR UNCOLLECTIBLE AND IMPAIRED FINANCIAL ASSETS:		
Uncollectible loans and other accounts receivable	7.603.786	4.248.463
Creation of allowance and adjustments of cash and due from banks	-	-
	7.603.786	4.248.463
Net financial margin	133.282.018	107.875.634
OTHER OPERATING INCOME (Note 15)	66.377.226	60.048.029
OTHER OPERATING EXPENSES	5.582.874	5.038.536
Financial intermediation margin	194.076.370	162.885.127
LESS- OPERATING EXPENSES:		
Personnel	54.579.247	45.466.235
General and administrative expenses	34.146.297	29.890.731
Contributions to Fondo de Garantía de Depósitos y Protección Bancaria	6.228.035	5.234.884
Contributions to Superintendencia de Bancos y Otras Instituciones Financieras	1.919.259	1.552.025
	96.872.838	82.143.875
Gross operating margin	97.203.532	80.741.252
Income from foreclosed assets (Note 8)	1.005.864	2.082.091
Income from special programs	-	-
Miscellaneous operating income	10.067.505	6.053.070
Expenses for foreclosed assets	(604.464)	(6.301.819)
Expenses for depreciation, amortization and impaired miscellaneous assets	(312.730)	(67.140)
Miscellaneous operating expenses	(5.946.666)	(3.580.679)
	4.209.509	(1.814.477)
Net operating margin	101.413.041	78.926.775
EXTRAORDINARY INCOME (Note 9)	12.241.680	804.741
EXTRAORDINARY EXPENSES	415.137	398.500
Gross income before income taxes	113.239.584	79.333.016
INCOME TAXES (Note 19)	16.900.000	13.330.000
Net income	96.339.584	66.003.016
ALLOCATION OF INCOME, net:		
Legal reserve (Note 14)	7.630.730	6.600.302
Statutory earnings-		
Board of Directors	8.174.934	5.327.905
Officers and employees	-	-
	8.174.934	5.327.905
Retained earnings-		
Restricted undistributed earnings	37.889.739	28.583.147
Available undistributed earnings	42.644.181	25.491.662
	80.533.920	54.074.809
	96.339.584	66.003.016
NET EARNINGS PER SHARE (in bolivars)	631	554
AVERAGE OF OUTSTANDING SHARES FOR THE SIX-MONTH PERIOD (in thousands)	139.776	109.465

The accompanying notes (1 to 26) are an integral part of these financial statements.

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
STATEMENTS OF CHANGES IN THE STOCKHOLDERS' EQUITY
FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31 AND JUNE 30, 2007
(Stated in thousands of historical bolivars)

	Paid-in capital	Uncapitalized equity contributions	Capital reserves	Retained earnings: Restricted undistributed earnings	Retained earnings: Available undistributed earnings	Retained earnings: Total	Unrealized gain on available-for-sale investment securities	Total stockholders' equity
BALANCES, as of December 31, 2006	50.400.000	27.385.896	57.663.697	62.899.360	25.823.782	88.723.142	3.770.460	227.943.195
Increase in capital stock (Note 14)	19.488.000	-	-	(19.488.000)	-	(19.488.000)	-	-
Net income for the six-month period	-	-	-	-	66.003.016	66.003.016	-	66.003.016
Transfer to legal reserve (Note 14)	-	-	6.600.302	-	(6.600.302)	(6.600.302)	-	-
Statutory earnings - Board of directors	-	-	-	-	(5.327.905)	(5.327.905)	-	(5.327.905)
Cash dividends declared (Note 14)	-	-	-	-	(27.136.704)	(27.136.704)	-	(27.136.704)
Net unrealized loss on valuation of available-for-sale investment securities	-	-	-	-	-	-	(3.018.912)	(3.018.912)
Transfer to Available undistributed earnings (Note 14):								
Repatriation of retained earnings of foreign branch in cash	-	-	-	(3.216.900)	3.216.900	-	-	-
Transfer to Restricted undistributed earnings (Note 14):								
Net income for the six-month period of foreign branch	-	-	-	3.079.876	(3.079.876)	-	-	-
Income from equity in unconsolidated subsidiary	-	-	-	11.609	(11.609)	-	-	-
50% of net income for the six-month period (Res. N° 329-99)	-	-	-	25.491.662	(25.491.662)	-	-	-
BALANCES, as of June 30, 2007	69.888.000	27.385.896	64.263.999	68.777.607	27.395.640	96.173.247	751.548	258.462.690
Net income for the six-month period	-	-	-	-	96.339.584	96.339.584	-	96.339.584
Transfer to legal reserve (Note 14)	-	-	7.630.730	-	(7.630.730)	(7.630.730)	-	-
Statutory earnings - Board of directors	-	-	-	-	(8.174.934)	(8.174.934)	-	(8.174.934)
Cash dividends declared (Note 14)	-	-	-	-	(23.761.920)	(23.761.920)	-	(23.761.920)
Net unrealized gain on valuation of available-for-sale investment securities	-	-	-	-	-	-	466.875	466.875
Transfer to Restricted undistributed earnings (Note 14):								
Repatriation of retained earnings of foreign branch	-	-	-	(8.042.250)	8.042.250	-	-	-
Transfer to Restricted undistributed earnings (Note 14):								
60% of retained earnings of the prior six-month period of foreign branch	-	-	-	1.608.450	(1.608.450)	-	-	-
Net income for the six-month period of foreign branch	-	-	-	3.281.351	(3.281.351)	-	-	-
Income from equity in unconsolidated subsidiary	-	-	-	6.458	(6.458)	-	-	-
50% of net income for the six-month period (Res. N° 329-99)	-	-	-	42.644.181	(42.644.181)	-	-	-
BALANCES, as of December 31, 2007	69.888.000	27.385.896	71.894.729	108.275.797	44.669.450	152.945.247	1.218.423	323.332.295

The accompanying notes (1 to 26) are an integral part of these financial statements.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH

STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31 AND JUNE 30, 2007
(Stated in thousands of historical bolivars)

	31-12-07	30-06-07
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income for the six-month period	**96.339.584**	66.003.016
Adjustments to reconcile net income to cash from operating activities-		
Income from recovery of financial assets	**(229.823)**	-
Income from sale of foreclosed assets	**(1.005.864)**	(2.082.091)
Extraordinary income	**(11.999.480)**	-
Allowance for uncollectible and impaired financial assets	**7.603.786**	4.248.463
Depreciation and amortization	**4.795.703**	9.684.741
Equity for the six-month period	**(6.458)**	(11.609)
Net change in other assets	**(17.319.871)**	(3.527.394)
Net change in interests and commissions receivable	**(12.449.276)**	(2.106.924)
Net change in accruals and other liabilities	**27.154.014**	(1.910.399)
Net change in interests and commissions payable	**901.548**	379.245
Statutory earnings	**(8.174.934)**	(5.327.905)
Net cash from operating activities	**85.608.929**	65.349.143
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net change in customers' deposits	**357.508.352**	548.356.059
Net change in other borrowings	**98.478.673**	(398.065.835)
Net change in other financial intermediation obligations	**10.946.189**	1.439.142
Dividends paid	**(23.761.920)**	(27.136.704)
Net cash from financing activities	**443.171.294**	124.592.662
CASH FLOWS (USED IN) FROM INVESTING ACTIVITIES:		
Loans granted for the period	**(1.687.235.992)**	(1.374.029.922)
Loans collected for the period	**1.171.287.123**	1.166.847.902
Net change in placements in Banco Central de Venezuela and interbank transactions	**21.975.637**	(13.789.472)
Net change in available-for-sale investment securities	**(8.749.876)**	1.378.464
Net change in held-to-maturity investment securities	**28.519.243**	(4.198.547)
Net change in restricted cash investments	**199.489.828**	235.151.887
Sale price of premises and equipment and foreclosed assets	**12.417.523**	1.857.303
Additions to premises and equipment and foreclosed assets, net	**(5.043.207)**	(1.019.322)
Net cash (used in) from investing activities	**(267.339.721)**	12.198.293
Net increase in cash and due from banks	**261.440.502**	202.140.098
CASH AND DUE FROM BANKS, at the beginning of the six-month period	**883.727.450**	681.587.352
CASH AND DUE FROM BANKS, at the end of the six-month period	**1.145.167.952**	883.727.450

The accompanying notes (1 to 26) are an integral part of these financial statements.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL

AND ITS GRAND CAYMAN BRANCH

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31 AND JUNE 30, 2007

NOTE 1.- INCORPORATION, OPERATIONS AND LEGAL REGIME:

Venezolano de Crédito, S.A. Banco Universal is a bank incorporated in Caracas on June 4, 1925. The principal business purpose of the Bank and its foreign branch is to conduct banking operations and business as allowed by laws. Venezolano de Crédito, S.A. Banco Universal is domiciled in Caracas and has incorporated branches and agencies within the country and in Grand Cayman.

The Bank and its Branch are members of Grupo Venezolano de Crédito and Grupo Vencred and carry out transactions with other members of these Groups.

Venezolano de Crédito, S.A. is a Universal Bank ruled by the General Law of Banks and Other Financial Institutions; and Trust Law, and ruled by the applicable regulations of the SUDEBAN, Banco Central de Venezuela – BCV (the Central Bank of Venezuela, herein referred to as "BCV") and Fondo de Garantía de Depósitos y Protección Bancaria - FOGADE (the Guarantee Fund of Deposits and Banking Protection, herein referred to as "FOGADE"). Additionally, the Bank is listed on "Bolsa de Valores de Caracas" (Caracas Stock Exchange); therefore, it is also ruled by the Capital Market Law and the standards of Comisión Nacional de Valores (the Venezuelan Securities and Exchange Commission).

The Grand Cayman Branch is subjected to the supervision and control of The Cayman Islands Monetary Authority (CIMA) and the SUDEBAN.

In addition to the legal regulations referred to above, which rule the Venezuelan financial system, financial institutions are ruled by other social or economic laws and regulations that set forth limitations or restrictions on lending and saving interest rates and on bank commissions receivable from or payable to customers and/or that require the placement of resources in certain economic sectors. A summary of the most important regulations that have an impact on the development of banking activities in Venezuela and affect the Bank's operations is shown as follows:

- Effective May 1, 2005, BCV, through special resolutions, has set forth maximum and minimum limits for lending and saving rates, collectible or payable by the national financial system to its customers. In this regard, for the six-month periods ended December 31 and June 30, 2007, the maximum ceiling on interest rate receivable by domestic financial institutions for any credit transaction is 28% per year and up to 3% additional for delay, while the minimum interest rate payable for savings deposits is 10% per year (6.5% per year as of June 30, 2007) and for time deposits is 11% per year (10% per year as of June 30, 2007). These limits have been determined on the basis of interest rates fixed by BCV for discount, rediscount, repo and advance transactions, as provided by Resolution Nº 07-11-03 published in the Official Gazette Nº 38.823 dated December 3, 2007 (Resolution Nº 06-09-01 published in the Official Gazette Nº 38.517 dated September 7, 2006 for the six-month period ended June 30, 2007).

- BCV, through special resolutions, has set forth limits or restrictions to the collection of commissions, tariffs or extra charges to be applied on its lending and saving transactions with its customers, among them: no collection of charges on savings accounts, charges for services for maintenance of minimum balances of current accounts of individuals are limited up to 0.5% of the monthly balance, no collection of commissions for the payment of checks within the business hours of the bank or in other offices, commissions for withdrawal of cash from credit cards are limited up to 5% and for factoring and financial leasing are limited up to 3%.

- The Special Protection Law of Housing Mortgage Debtor and Resolutions issued by the Popular Power Ministry for Dwelling and Habitat set forth that banks at December 31 of the prior year to the financing of construction projects and acquisition of housing, which would be subject to preferential interest rates provided by the Venezuelan Government. This percentage shall be distributed as follows: 5% for short-term financing projects of construction of housing and 5% for long-term direct financing for the acquisition and remodeling of principal housing of mortgage debtors (as of March 5, 2007, these percentages were 7% and 3%, respectively). For these loans, the Popular Power Ministry for Dwelling and Habitat fixed the maximum social interest rate by 10.11% per year (9.87% until April 3, 2007).

- The Tourism Law published on June 23, 2005 sets forth that universal and commercial banks are liable to destine between 2.5% and 7% of its annual loan portfolio to the financing of the tourism sector, which would be subject to preferential interest rates provided for this purpose. Through Resolution N° DM/N° 013 dated February 6, 2007, the Popular Power Ministry for Tourism fixed this percentage at 3% of the gross loan portfolio at December 31, 2006. This percentage will be progressively reached during 2007. During the second six-month period of 2007, the preferential interest rate for loans destined to the tourism sector ranged between 11.93% and 17.92% per year (between 11.95% and 14.39% per year for the first six-month period of 2007).

- The Law for Loans for the Agricultural Sector published on November 5, 2002 and Resolutions N° DM/010/2007, N° DM/1.856 and N° 1940, published in the Official Gazette N° 38.618 dated February 2, 2007 and N° 38.759 dated August 31, 2007, set forth the progressive increase of the minimum percentage that commercial and universal banks shall destine to the agricultural sector every year, which shall reach 21% at December 2007, based on average of balances shown as gross loan portfolio at December 31, 2005 and as of December 31, 2006 (over the total gross loan portfolio of the prior year for the six-month period ended June 30, 2007). As of December 31 and June 30, 2007, these percentages of agricultural portfolio reach 21% and 18%, respectively. The borrowings granted to the agricultural sector have the benefit of a preferential interest rate published weekly by BCV and calculated in accordance with the parameters mentioned in such law. During the six-month period ended December 31, 2007, the preferential lending rate for these loans ranged from 11.88% and 17.28% per year, (between 12.04% and 13.91% per year for the six-month period ended June 30, 2007).

- Financial institutions must destine at least 3% of the prior six-month period loan portfolio to the microfinancial system, as provided by the Decree-Law of the Amendment Law of the General Law of Banks and Other Financial Institutions.

- Banks and other financial institutions must make special contributions in order to support the operations of the SUDEBAN, calculated on the basis of 0.6 per thousand of the semiannual average of the Bank's assets, and of FOGADE, calculated on the basis of 0.25% of the customers' deposits at the end of the six-month period. These contributions are shown in the "Operating expenses" caption in the accompanying statements of income.

- According to the General Law of Banks and Other Financial Institutions, universal banks should maintain their net foreign currency position within limits provided by BCV through special resolutions. As of December 31 and June 30, 2007, the maximum limit of foreign currency position has been fixed in 30% of the net stockholders' equity. Additionally, foreign currency arbitration and foreign exchange are subjected to limits and restrictions set forth in the laws and standards referred to the current exchange control and those set by the BCV to universal banks (see Notes 23 and 24).

- Financial institutions should maintain certain levels of liquidity in BCV, determined on the basis of customers' deposits, as provided by BCV (see Note 3).

- The Organic Law against the illicit traffic and consumption of Drugs and Psychotropic Substances and Resolution N° 185-01 issued by the SUDEBAN on September 12, 2001 set forth that financial institutions must destine 1% of their annual net income to the implementation of integral prevention programs against the traffic and consumption of drugs and keep an integral structure of internal control for the prevention and control of money laundering from illicit activities, as provided by the SUDEBAN.

- The Science, Technology and Innovation law sets forth that, effective January 2006, those companies with annual gross income exceeding 100,000 tax units (Bs. 3,763 million) shall make a contribution or investment in scientific and technological activities that promote the social development, which is estimated based on a percentage of gross income. Companies shall present a final return of such investments and/or contributions before the entity as the income tax is declared (see Note 19).

NOTE 2.- ACCOUNTING POLICIES AND PRACTICES:

A summary of the most significant accounting policies and practices followed by the Bank and its branch in the preparation of their financial statements is as follows:

a. Basis of presentation-

The accompanying financial statements have been prepared in accordance with the accounting practices provided by the SUDEBAN. These practices differ in certain respects from accounting principles generally accepted in Venezuela commonly applied when preparing financial statements of other industries. For reporting purposes of the Bank, the most significant differences are as follows:

- The non-recognition of the effects of inflation in the financial statements as basic information but as supplemental information (see Exhibits I to V).
- The amortization of repossessed chattels and real estate, which are not required under accounting principles generally accepted in Venezuela,
- The creation of general provisions for loan portfolio, which are not required under generally accepted accounting principles,
- The non-consolidation of investments in subsidiaries on which the Bank has the total control.
- The criteria of provision of interests on the past-due and restructured loan portfolio that consider additional parameters to assessments of recovery applicable in accordance with generally accepted accounting principles.
- The non-consideration of investment securities easily translated into short-term cash as cash and cash equivalents, when they are not subject to significant value fluctuation risks.
- The non-recording of deferred income tax assets as their recovery or certain allowance for loan portfolio considered as permanent differences are expected under Resolution Nº 198 dated June 17, 1999.
- The recording of investments allowed being partially presented as a deduction of accounts of "Investment securities" and partially presented in "Customers' deposits".

b. Use of estimates-

The preparation of the financial statements requires management to make estimates based on certain assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c. Conversion and integration of the foreign branch's financial statements-

The financial statements include the accounts of Venezolano de Crédito, S.A. Banco Universal and its Grand Cayman branch. For combination or integration purposes of the accounts of the Bank with its foreign branch, the accounting records of which are stated in US dollars, the financial statements of such branch have been translated into bolivars by applying the year-end official exchange rate. Significant balances of loans between the Bank and its branch were eliminated in the integration.

The exchange rates applied by the Bank as of December 31 and June 30, 2007 for the conversion of the financial statements of its foreign branch were Bs. 2,144.60 per US dollar for both six-month periods (see Notes 7 and 24).

d. Cash and equivalents-

For reporting purposes of the statements of cash flows, the Bank considers cash and due from banks in local and foreign currency represented by cash, gold in coins and bars, deposits in BCV, demand deposits in banks and other financial institutions and clearinghouse funds to be cash.

e. Investment securities-

Placements in BCV and interbank placements include liquidity surplus investments made with BCV and through overnight obligations, deposits or obligations issued by local and foreign financial institutions due in 60 days or less, which are recorded at their realizable value, equivalent to nominal cost and value.

Restricted cash investments are recorded at fair value, which is similar to cost.

Investment securities other than those referred to in the preceding paragraphs are classified as trading, available-for-sale and held-to-maturity. This classification is based on the management's intent with respect to these investment securities at the acquisition date. Those investment securities acquired to obtain benefits from short-term price fluctuations are classified as trading investment securities and carried at fair market value; the unrealized gains/losses are included in income. Held-to-maturity investment securities correspond to debt securities on which the Bank has the intention and capacity of holding until maturity. Such investment securities are accounted for at cost adjusted for the amortization of premiums or discounts. Available-for-sale investment securities are those not classified as trading nor as held-to-maturity investment securities; they are accounted for at fair market values and the unrealized gains/losses are reported in the stockholders' equity.

The Bank uses the acquisition cost of the security to be traded as calculation basis to determine the realized gain or loss from the sale of investment securities.

Permanent impairments in the fair values of available-for-sale or held-to-maturity investment securities are charged to income for the period as they arise.

Investments granted to the public for total or partial sale of equity rights in conformity with the Bank's objectives are presented based on Resolution N° 092.07 dated March 28, 2007, in accordance with circular SBIF-DSB-II-GGTE-GNP-08518 dated May 29, 2007, through which the SUDEBAN set forth that the balance as of May 31, 2007 of rights and participation in investment securities granted to public be presented in "Investment securities" at that date and from June 1, 2007, they shall be progressively transferred to liability accounts for "Customers' deposits" in 47 months or less; in other words, at a ratio of 1/47 per month. Renewals and new transfers of securities made from June 1, 2007, in excess of the amount maintained in investment securities as of May 31, 2007, once the transfer of the respective month has been made, the liability referred to above is recorded. Accordingly, investments granted to the public are presented distributed in the caption "Investment securities" as a deduction thereof and in the caption "Customers' deposits" based on calculations resulting from such provision.

f. Repo transactions-

As of June 30, 2007, the Bank enters into short-term agreements to resell securities (repo agreements) with BCV. The amounts placed for these transactions are recorded in the "Restricted cash investments" caption. The Bank monitors the credit risk of the counterparties of repo agreements under agreements to resell for the purpose of assessing the necessity of adjusting the book value of the repo at market value of the underlying assets.

g. Mutual transactions or securities loans-

The Bank enters into agreements with third parties whereby it acts as mutuary or mutuant by lending (asset mutual) or borrowing (liability mutual) securities with the commitment to receive or deliver, at a specific date the same amount of securities or with characteristics similar to those securities lent, as well as any payment of interests, dividends or amortizations of capital carried out by the issuer of the security during the term of the agreement and the consideration for the loan transaction. Lent securities are presented in the caption "Loan portfolio" at the current value effective at the transaction date because Management has estimated that such agreements do not have a significant value fluctuation risk given the short term of transactions. Those loans received are shown in "Other borrowings" caption and are estimated at their fair value.

h. Allowance for loan portfolio and contingent portfolio-

The allowance for loan portfolio and contingent portfolio is maintained at levels adequate to cover potential losses from loans determined on the basis of the standards provided by the SUDEBAN through Resolution N° 009-1197 dated November 28, 1997 and Resolution N° 010-02 dated January 24, 2002. Management determines the adequacy of such allowance through specific credit reviews, recent loss experience, current economic conditions, risk characteristics of loan categories, fair value of guarantees received and other important factors. The allowance for loan portfolio is increased with charges to income and is reduced by losses recognized in the portfolio.

In addition to the individual provisions determined on the criteria mentioned in the preceding paragraph, the allowance for loan portfolio includes a general provision that is over 1% of the gross loan portfolio, except for the loan portfolio to microentrepreneurs that requires a general provision of 2%. Besides, the balance of the loan portfolio shall not be less than the balance of the past due and in litigation portfolio. Therefore, as of December 31 and June 30, 2007, the general provision is equivalent to 1.03% and 1.09% of the total loan portfolio, respectively.

The general provision for contingent loans is recorded based on 1% of the balance of such portfolio and is shown in the "Accruals and other liabilities" caption.

i. Investments in unconsolidated subsidiaries and affiliates-

Those investments in companies over 20% owned by the Bank are accounted for under the equity method. Under this method, the interest in the investment is recorded in income as "Other operating income" or "Other operating expenses", as applicable, and the dividends are credited to the investment account as declared. Pursuant to the SUDEBAN, income from equity in subsidiaries or affiliates is reclassified to the "Restricted undistributed earnings" account until they are available, which occurs once dividends are paid by such subsidiaries or affiliates, then they are reclassified to the "Available undistributed earnings" account.

j. Foreclosed assets-

Foreclosed assets are mainly composed of real estate and works in process received in payment, which are accounted for at the lower of amounts due by the customer or market value, legal foreclosure value, appraisal value. Improvements or additions that may increase the useful life of assets or their realizable value are added to the cost of the related asset.

The costs derived from maintaining these assets are expensed as incurred. According to current regulations, assets received in payment, real estate and chattels must be sold within a maximum term of one and three years, respectively, period over which they are amortized.

Upon sale or disposal of assets included in the "Foreclosed assets" caption, the related cost and accumulated depreciation are removed from the accounts and the resulting gain or loss is reported in the income for the period in the "Income from foreclosed assets" account, as revenues are collected. Gains from installment sale of assets are deferred and recognized in the statement of income as collected, while losses from the sale are accounted for as they arise.

k. Premises and equipment-

Premises and equipment correspond to chattels and real estate owned by the Bank for its use. These assets are recorded at acquisition cost and depreciated using the straight-line method based on the estimated useful lives of assets. Expenditures for maintenance and repairs are charged directly to income and improvements and renewals that may increase the capacity of service and efficiency or extend the useful life are added to the cost of the related properties. Upon sale or disposal of. assets, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in income for the period.

l. Deferred expenses-

Deferred expenses mainly include disbursements for goodwill, software, purchased licenses, and leasehold improvements, which are not recognized as expenses as paid but allocated to future periods, since the benefits derived thereof extend further than the period in which they were incurred.

The goodwill included in the "Deferred expenses" caption represents the excess of acquisition cost over the book value of the net assets of the absorbed entities.

Deferred expenses are recorded at cost and are amortized over a maximum term of four years, except for goodwill that is amortized over 20 years or less.

m. Allowance to cover other uncollectibility and impairment risks-

Management determines the adequacy of the allowance to cover potential losses of collectibility or recoverability of other assets through the application of criteria similar to those applied for the loan portfolio, as applicable, and considering the aging analysis of balances, as required by the SUDEBAN and the evaluation of other relevant risk factors. The allowance for other assets is increased by charges to income and reduced by losses recognized of such assets through the related write-offs.

n. Benefits for employees and directors-

- *Accrual for labor indemnities-*

Accrual for labor indemnities is monthly recorded based upon the actual obligation calculated in accordance with the Labor Law and the current collective contract. During the month following each monthly closing, the Bank deposits the simple labor indemnities in a trust on behalf of its employees, which are reported in "Memorandum accounts". Those liabilities not transferred at the end of each month are reported in "Accruals and other liabilities". Penalty indemnities paid for unjustified dismissals are charged to expenses as paid.

- *Participation of directors and employees in profits and statutory participations-*

The bylaws, the labor law and the collective and individual contracts entered into with directors and/or employees set forth their participation in the profits of the Bank. The Bank recognizes such cost based on the current regulations during the period when caused.

- *Retirement pension plan-*

The costs of a noncontributory pension plan are accumulated based upon actuarial calculations. For the last actuarial calculation made by the Bank, the effective discount rates and salary increases used to calculate the obligation for the benefit projected in long term were 5% and 1% on an annual basis.

o. Income taxes-

The provision for income taxes is calculated on the basis of net taxable income determined pursuant to the current Venezuelan tax law. The income tax liability calculated on this basis is shown in the "Accruals and other liabilities" caption. Due to the uncertain recovery of the deferred tax asset, the Bank has not recorded the contingent asset resulting from deferring the tax effect caused by the temporary differences between book and taxable income.

p. Trust assets-

Trust assets are valued based on the same standards the Bank uses to value its own assets, except for the loan portfolio, for which no general provision was created given that Management considered it to be non applicable, and the recording of investment securities at acquisition cost adjusted for the amortization of premiums or discounts, as applicable, according to the standards of the SUDEBAN.

q. Financial revenues and expenses-

Interest income and expense are recorded in the income for the period when earned, depending on the effectiveness of the transactions generating the income or expense, in conformity with the accounting criteria provided by the SUDEBAN as follows:

- Accrued interests on past due loans and loans in litigation and the loan portfolio classified as high-risk or irrecoverable, although current, are recorded in memorandum accounts and recognized as income when collected.

- Accrued interests receivable are provisioned based on the risk classification determined for the loan portfolio that originated them, except for accrued interests on the portfolio with a loss risk over 15% classified as actual risk, high-risk or irrecoverable. Accrued interests on loan portfolio classified as past due or in litigation and installment loans 30 days or over due, which are fully provisioned.

The Bank determines lending and saving interest rates with its customers, taking into consideration the financial market conditions and limitations fixed by the BCV for lending and saving rates in Resolution Nº 07-11-03 dated November 30, 2007 (Resolution Nº 06-09-01 dated September 7, 2006 for the six-month period ended June 30, 2007). (See Note 1)

r. Other income-

Income from commissions, income from the sale of the Bank's assets and miscellaneous income from services or recovery of disposed, written-off or depreciated assets, are recorded as collected or extinguished in the "Income from recovery of financial assets", "Other operating income", "Income from foreclosed assets" and "Miscellaneous operating income" captions.

Income from commissions, tariffs, surcharges and supplementary and related services were agreed upon by the Bank with its customers, considering the financial market conditions and in accordance with the limitations fixed by BCV in Resolutions Nº 07-07-03 dated July 26, 2007, Nº 07-03-01 dated March 13, 2007, Nº 06-08-01 and Nº 06-04-02, dated August 24, 2006, and April 18, 2006. (Nº 07-03-01 dated March 13, 2007, Nº 06-08-01and Nº 06-04-02, dated August 24 and April 18, 2006 as of June 2007) (See Note 1)

s. Foreign currency transactions and balances-

Foreign currency transactions are recorded at the exchange rate in effect at the transaction date. As of December 31 and June 30, 2007, foreign currency balances were adjusted at the official year-end exchange rate, which was fixed by BCV upon application of the exchange control regime (see Note 24).

As of December 31 and June 30, 2007, the exchange rate used by the Bank was Bs. 2,144.60 per US dollar.

The foreign currency balances included in the balance sheets as of December 31 and June 30, 2007, are detailed in Note 23.

t. Net earnings per share-

Net earnings per share shown in the accompanying statements of income and allocation of net income have been determined by dividing the net income for the six-month period, less the statutory earnings, by the average number of outstanding shares existing during the six-month periods ended December 31 and June 30, 2007.

NOTE 3.- RESERVE BALANCES AND OTHER DEPOSITS MAINTAINED IN BCV:

Under current legal regulations, financial institutions are required to maintain certain levels of cash liquidity deposited in BCV, as provided by such institute through special resolutions. The reserve balance fixed by BCV shall reach the resulting amount from including: a) 17% (15% as of June 2007) of the balances of deposits, customers' deposits and saving transactions (net obligations) held at July 14, 2006; b) 17% of the balance of investments held at July 14, 2006 (13% as of June 2007); and c) 30% of the balance named Marginal Balance that is represented by those weekly increases of the balances of net obligations and investments granted generated from July 14, 2006. Nevertheless, these percentages are reduced when the addition of net obligations and investments granted weekly reported do not exceed the amount of Bs. 90,000 million, in this case the coefficient of 17% (15% and 13% as of June 2007, respectively) will be applied. This percentage is maintained at 17% (15% as of June 2007) as the marginal balance is originated in foreign currency.

The reserve balance must be made in US dollars when the liabilities have been contracted in foreign currency. The reserve balance does not generate any yield.

As of December 31, 2007, the reserve balance required by the BCV in local currency amounts to Bs. 918,112 million (Bs. 523,154 million as of June 30, 2007), while the reserve balance required by the BCV in foreign currency amounts to US$ 1,614,000 equivalent to Bs. 3,461 million (US$ 666,000 equivalent to Bs. 1,428 million as of June 30, 2007). The Bank maintained balances available in the BCV to cover such reserve balances.

NOTE 4.- INVESTMENT SECURITIES:

Investments in debt securities and capital have been classified in the financial statements based on management's intent with respect to these investment securities. As of December 31 and June 30, 2007, investment securities are represented as follows:

	31-12-07	30-06-07
	(In thousands of bolivars)	
Investment securities-		
Placements in BCV and interbank transactions	**934,481,253**	985,801,419
Less: Investments transferred	**(164,118,311)**	(193,462,840)
	770,362,942	792,338,579
Available-for-sale investment securities	**10,336,193**	1,119,442
Held-to-maturity investment securities	**122,602,372**	151,121,615
Restricted cash investment securities	**10,742,916**	210,232,744
	914,044,423	1,154,812,380

a. Placements in BCV and interbank transactions-

Placements in BCV and interbank transactions are as follows:

	31-12-07	30-06-07
	(In thousands of bolivars)	
Placements in BCV and interbank transactions:		
Bonds and obligations issued by BCV-		
Registered demand certificates of deposit issued by BCV, nominal value of Bs. 928,030 million, annual yields between 11% and 12% and due between January and February 2008 (nominal value of Bs. 963,018 million, annual yields between 6% and 10% and due in July 2007, as of June 2007)	**928,030,000**[1]	963,018,000[1]
Overnight obligations -		
Overnight placements with domestic financial institutions- nominal value of Bs. 19,500 million, annual yield between 0.50% and 3% and due in July 2007		
Banco Provincial, S.A. Banco Universal	**-0-**	18,000,000[1]
Helm Bank de Venezuela, S.A.	**-0-**	1,500,000[1]
	-0-	19,500,000
Overnight placements with foreign financial institutions- nominal value of US$ 3,008,138, annual yield of 2.56% and due in January 2008 (nominal value of US$ 1,531,017, annual yield of 4.81% and due in July 2007, as of June 2007)		
JP Morgan Chase Bank, New York	**4,132,940**[1]	2,727,968[1]
Brown Brothers Harriman & Co, New York	**2,168,191**[1]	555,451[1]
Bank of America	**150,122**[1]	-0-
	6,451,253	3,283,419
Less - Investments transferred through an association agreement with annual interest rate of 11% (annual interest rate of 10%, as of June 2007)	**(164,118,311)**	(193,462,840)
	770,362,942	792,338,579

b. Available-for-sale investment securities-

Available-for-sale investment securities, stated at their fair market value, are detailed as follows:

As of December 31, 2007	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Fair market value/ book value
		(In thousands of bolivars)		
Available-for-sale investments:				
Obligations issued by domestic private nonfinancial companies-				
Mercantil Servicios Financieros, C.A. (with a nominal value of Bs. 9,400 million, annual yield between 10.33% and 11.64% and due between March and September 2008)	**8,749,877**	**221,663**	**-0-**	**8,971,540**[2]
Equity in domestic private nonfinancial companies-				
Caja Venezolana de Valores, S.A. (21,167 shares with a nominal value of Bs. 6,459 each and a 17.64% capital share)	**133,083**	**3,635**	**-0-**	**136,718**[3]

[1] The market value corresponds to nominal value.
[2] The fair value is equivalent to the current value of discounted future cash flows.
[3] The market value corresponds to equity value as per last available financial statements.

As of December 31, 2007

	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Fair market value/ book value
Available-for-sale investments:	(In thousands of bolivars)			
Vencred, S.A. (112,404 shares, nominal value of Bs. 66.65 each and a 0.04% capital share)	**16,875**	**53,928**	**-0-**	**70,803**[4]
Corporación Industrial de Energía, C.A., S.A.C.A. (661,122 shares, nominal value of Bs. 5 each and a 0.02% capital share)	**5,201**	**6,038**	**-0-**	**11,239**[4]
Corporación Suiche 7B, C.A. (83,600 shares, nominal value of Bs. 1,000 each and an 8.12% capital share)	**9,923**	**-0-**	**-0-**	**9,923**[5]
Desarrollos del Sol, C.A., (180 shares, nominal value of Bs. 100 each and an 18% capital share)	**18**	**-0-**	**-0-**	**18**[6]
	165,100	**63,601**	**-0-**	**228,701**
Equity in foreign private nonfinancial companies-				
MasterCard International (2,294 shares, nominal value of US$ 0.21 equivalent to Bs. 450.37 each)	**151,353**	**907,369**	**-0-**	**1,058,722**[4]
S.W.I.F.T. s.c.r.l. (19 shares, nominal value of € 2,440 equivalent to Bs. 6,608,072 each)	**40,131**	**-0-**	**-0-**	**40,131**[6]
International Briquettes Holding (6,705 shares, nominal value of US$ 0.01 equivalent to Bs. 21.45 each)	**11,309**	**25,790**	**-0-**	**37,099**[4]
	202,793	**933,159**	**-0-**	**1,135,952**
	9,117,770	**1,218,423**	**-0-**	**10,336,193**

As of June 30, 2007

	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Fair market value/ book value
Available-for-sale investments:	(In thousands of bolivars)			
Equity in domestic private nonfinancial companies-				
Caja Venezolana de Valores, S.A. (21,167 shares, nominal value of Bs. 6,459 each and a 17.64% capital share)	133,083	3,635	-0-	136,718[7]
Vencred, S.A. (112,404 shares, nominal value of Bs. 66.65 each and a 0.04% capital share)	16,875	47,195	-0-	64,070[8]
Corporación Industrial de Energía, C.A., S.A.C.A. (661,122 shares, nominal value of Bs. 10 each and a 0.02% capital share)	5,201	9,674	-0-	14,875[8]
Corporación Suiche 7B, C.A. (83,600 shares, nominal value of Bs. 1,000 each and an 8.11% capital share)	9,924	-0-	-0-	9,924[9]
Desarrollos del Sol, C.A. (180 shares, nominal value of Bs. 100 each and an 18% capital share)	18	-0-	-0-	18[10]
	165,101	60,504	-0-	225,605
Equity in foreign private nonfinancial companies-				
MasterCard International (2,294 shares, nominal value of Bs. 450 each)	151,353	664,679	-0-	816,032[8]
S.W.I.F.T. s.c.r.l. (19 shares, nominal value of € 2,440 equivalent to Bs. 6,608,072 each)	40,131	-0-	-0-	40,131[10]
International Briquettes Holding (6,705 shares, nominal value of US$ 0.01 equivalent to Bs. 21.45 each)	11,309	26,365	-0-	37,674[8]
	202,793	691,044	-0-	893,837
	367,894	751,548	-0-	1,119,442

[4] The market value corresponds to quotation value in the Caracas or foreign stock exchange, as applicable.
[5] The market value corresponds to acquisition cost.
[6] The market value corresponds to nominal value.
[7] The market value corresponds to equity value as per last available financial statements.
[8] The market value corresponds to quotation value in the Caracas or foreign stock exchange, as applicable.
[9] The market value corresponds to acquisition cost.
[10] The market value corresponds to nominal value.

During the six-month period ended December 31, 2007, the Bank sold available-for-sale investment securities for Bs. 1,556,634 million (Bs. 1,041,374 million for the six-month period ended June 30, 2007), thus recording realized gains on the sale of such investment securities for Bs. 19,264 million in "Other operating income" (Bs. 20,716 million for the six-month period ended June 30, 2007). Additionally, the Bank recorded losses from the sale of available-for-sale investment securities for approximately Bs. 181 million (Bs. 36 million as of June 2007), which were recorded in the "Other operating expenses" caption.

c. Held-to-maturity investment securities-

Held-to-maturity investment securities correspond to debt securities on which the Bank has the intention and capacity of holding until maturity. Such investment securities are as follows:

As of December 31, 2007	Amortized cost/ book value	Gross unrealized gain	Gross unrealized loss	Fair market value
	(In thousands of bolivars)			
Held-to-maturity investment securities:				
Time deposits in foreign financial institutions- (nominal value of US$ 49,655,904, Bs. 106,492 million, annual yields between 3.75% and 5.35% and due between January and March 2008)				
JP Morgan Chase Bank, New York	36,887,120	-0-	-0-	36,887,120[11]
Standard Chartered Bank, New York	33,129,491	-0-	-0-	33,129,491[11]
Barclays Bank PLC, Miami	32,856,415	-0-	-0-	32,856,415[11]
Wachovia Bank, N.A. Miami	3,619,028	-0-	-0-	3,619,028[11]
	106,492,054	-0-	-0-	106,492,054
Obligations issued by foreign financial institutions-				
Prudencial Funding Corp. (nominal value of US$ 1,000,000 -Bs. 2,145 million-, effective annual yield of 4.83% and due in January 2008)	2,141,475	242	-0-	2,141,717[12]
AIG Funding Inc. (nominal value of US$ 1,000,000 - Bs. 2,145 million-, effective annual yield of 5.01% and due in January 2008)	2,137,272	775	-0-	2,138,047[12]
KFW International Finance, INC (nominal value of US$ 1,000,000 -Bs. 2,145 million-, effective annual yield of 4.59% and due in March 2008)	2,123,958	184	-0-	2,124,142[12]
Merrill Lynch Co (nominal value of US$ 1,000,000 – Bs. 2,145 million –effective annual yield of 4.82% and due in April 2008)	2,118,001	1,302	-0-	2,119,303[12]
International Bank for Reconstruction & Development (nominal value of US$ 500,000 - Bs. 1,072 million-, annual yield of 4.75% and due in December 2014)	1,070,067	4,485	-0-	1,074,552[12]
	9,590,773	6,988	-0-	9,597,761
Obligations issued by foreign private nonfinancial companies -				
Unilever Capital Corporation (nominal value of US$ 1,000,000 - Bs. 2,145 million-, annual yield of 7.125% and due in November 2010)	2,243,513	56,448	-0-	2,299,961[12]
Nestlé Capital Corporation Discount (nominal value of US$ 1,000,000 – Bs. 2,145 million - effective annual yield of 4.81% and due in January 2008)	2,138,106	465	-0-	2,138,571[12]

[11] The fair value corresponds to nominal value.
[12] The fair value corresponds to the quotation value in foreign stock exchanges.

As of December 31, 2007	Amortized cost/ book value	Gross unrealized gain	Gross unrealized loss	Fair market value
	(In thousands of bolivars)			
American Honda finance (nominal value of US$ 1,000,000 – Bs. 2,145 million - effective annual yield of 4.52% and due in January 2008)	2,137,926	119	-0-	2,138,045[13]
	6,519,545	57,032	-0-	6,576,577
	122,602,372	64,020	-0-	122,666,392

As of June 30, 2007	Amortized cost/ book value	Gross unrealized gain	Gross unrealized loss	Fair market value
	(In thousands of bolivars)			
Held-to-maturity investment securities:				
Time deposits in foreign financial institutions- (nominal value of US$ 51,095,432, -Bs. 109,579 million- annual yields between 5.20% and 5.41% and due between July and March 2008)				
Barclays Bank PLC, Miami	35,238,437	-0-	-0-	35,238,437[14]
Standard Chartered Bank, New York	32,173,882	-0-	-0-	32,173,882[14]
JP Morgan Chase Bank, New York	31,954,540	-0-	-0-	31,954,540[14]
Wachovia Bank, N.A. Miami	10,212,401	-0-	-0-	10,212,401[14]
	109,579,260	-0-	-0-	109,579,260
Obligations issued by foreign financial institutions-				
AIG Funding Inc. (nominal value of US$ 1,000,000 - Bs. 2,145 million-, effective annual yield of 5.25% and due in September 2007)	2,121,809	-0-	(576)	2,121,233[13]
UBS Finance (Delaware) LLC (nominal value of US$ 1,000,000 -Bs. 2,145 million- effective annual yield of 5.29% and due in August 2007)	2,128,400	-0-	(376)	2,128,024[13]
KFW Intl Finance Inc (nominal value of US$ 1,000,000 – Bs. 2,145 million – effective annual yield of 5.26% and due in August 2007)	2,130,068	-0-	(480)	2,129,588[13]
Royal Bank of Canada (nominal value of US$ 1,000,000 – Bs. 2,145 million – effective annual yield of 5.25% and due in August 2007)	2,133,270	-0-	(555)	2,132,715[13]
Bankamerica Corp (nominal value of US$ 1,000,000 – Bs. 2,145 million – effective annual yield of 5.30% and due in August 2007)	2,133,926	-0-	(272)	2,133,654[13]
Merrill Lynch Co (nominal value of US$ 1,000,000 – Bs. 2,145 million – effective annual yield of 5.25% and due in July 2007)	2,143,982	-0-	(326)	2,143,656[13]

[13] The fair value corresponds to the quotation value in foreign stock exchanges.
[14] The fair value corresponds to nominal value.

As of June 30, 2007	Amortized cost/ book value	Gross unrealized gain	Gross unrealized loss	Fair market value
	(In thousands of bolivars)			
International Bank for Reconstruction & Development (nominal value of US$ 500,000 -Bs. 1,072 million-, annual yield of 4.50% and due in December 2014)	1,069,904	-0-	(9,399)	1,060,505[15]
	13,861,359	-0-	(11,984)	13,849,375
Obligations issued by foreign private nonfinancial companies -				
Honeywell International (annual yield of 5.29%, nominal value of US$ 1,000,000 -Bs. 2,145 million- and due in August 2007)	2,128,057	-0-	(346)	2,127,711[15]
HBOS Treasury Services PLC (annual yield of 5.31%, nominal value of US$ 1,000,000 -Bs. 2,145 million- and due in September 2007)	2,120,853	-0-	(243)	2,120,610[15]
AT&T Inc (annual yield of 5.28%, nominal value of US$ 1,000,000 - Bs. 2,145 million- and due in July 2007)	2,136,500	-0-	(393)	2,136,107[15]
Cargill Inc. (annual yield of 5.31%, nominal value of US$ 1,000,000 - Bs. 2,145 million- and due in August 2007)	2,130,186	-0-	(285)	2,129,901[15]
Honeywell International (annual yield of 5.25, nominal value of US$ 1,000,000 - Bs. 2,145 million- and due in September 2007)	2,120,199	-0-	(836)	2,119,363[15]
General Electric Capital Corp (annual yield of 5.26%, nominal value of US$ 1,000,000 -Bs. 2,145 million- and due in July 2007)	2,141,818	-0-	(363)	2,141,455[15]
United Parcel Service (annual yield of 5.24%, nominal value of US$ 1,000,000 - Bs. 2,145 million- and due in July 2007)	2,135,127	-0-	(592)	2,134,535[15]
7 Eleven (annual yield of 5.24%, nominal value of US$ 1,000,000 -Bs. 2,145 million- and due in July 2007)	2,141,812	-0-	(357)	2,141,455[15]
IBM Capital Inc (annual yield of 5.19%, nominal value of US$ 1,000,000 - Bs. 2,145 million- and due in September 2007)	2,117,256	-0-	(1,008)	2,116,248[15]
Procter & Gamble (annual yield of 5.29%, nominal value of US$ 1,000,000 - Bs. 2,145 million- and due in September 2007)	2,118,790	-0-	(361)	2,118,429[15]
Coca-Cola Enterprise (annual yield of 5.28%, nominal value of US$ 1,000,000 -Bs. 2,145 million- and due in October 2007)	2,112,568	-0-	(620)	2,111,948[15]
American Honda Finance (annual yield of 5.27% - nominal value of US$1,000,000-Bs. 2,145 million and due in July 2007)	2,141,497	-0-	(357)	2,141,140[15]

[15] The fair value corresponds to the quotation value in foreign stock exchanges.

As of June 30, 2007	Amortized cost/ book value	Gross unrealized gain	Gross unrealized loss	Fair market value
	(In thousands of bolivars)			
Nestlé Capital Corporation Discount (annual yield of 5.23% - nominal value of US$ 1,000,000- Bs. 2,145 million and due in July 2007)	2,136,333	-0-	(540)	2,135,793[16]
	27,680,996	-0-	(6,301)	27,674,695
	151,121,615	-0-	(18,285)	151,103,330

Maturities for held-to-maturity investment securities are as follows:

	31-12-07		30-06-07	
	Amortized cost	**Fair market value**	Amortized cost	Fair market value
	(In thousands of bolivars)			
Due in one year or less	**119,288,792**	**119,291,879**	150,051,711	150,042,825
Due from one to five years	**2,243,513**	**2,299,961**	-0-	-0-
Due from five to ten years	**1,070,067**	**1,074,552**	1,069,904	1,060,505
	122,602,372	**122,666,392**	151,121,615	151,103,330

d. Restricted cash investments-

Restricted cash investments are composed as follows:

	31-12-07		30-06-07	
	Cost	**Market value**	Cost	Market value
	(In thousands of bolivars)			
Restricted cash investments:				
Investment securities subject to repo (agreements to resell)-				
Banco Central de Venezuela: Repo of BDPN, nominal value of Bs. 203,752 million, annual yields between 6% and 9.25% and due in July 2007.	**-0-**	**-0-**	203,752,000[17]	203,752,000[17]
Other				
Time deposits in foreign financial institutions with nominal value of US$ 5,009,287, annual yield of 2.56% and monthly due (nominal value of US$ 3,021,890, annual yield of 4.81% and monthly due, as of June 2007).				
Citibank, N.A.	**10,742,916**	**10,742,916**[17]	6,480,744[17]	6,480,744[17]
	10,742,916	**10,742,916**	210,232,744	210,232,744

[16] The fair value corresponds to the quotation value in foreign stock exchanges.
[17] The fair value corresponds to nominal value.

Restricted cash investments are represented by time deposits maintained in foreign financial institutions destined to guarantee to *Visa International Service Association* and *MasterCard International Inc.* those transactions related to the license contract on the nonexclusive and free use of VISA and MASTERCARD trademarks in the credit cards.

The Bank controls the concentration risk of investments through the implementation of approval, supervision and control mechanisms. The Bank has focused its investing activities mainly in obligations issued by the BCV, which represent 84% of the total investments for both six-month periods and placements in foreign financial institutions, which represent 14% of the total investment securities (10% as of June 30, 2007).

NOTE 5.- LOAN PORTFOLIO:

The loan portfolio is mainly composed of loans and discounts granted to private entities in accordance with the Bank's objectives. The loan portfolio is classified by the debtor's economic activity as follows:

	31-12-07	30-06-07
	(In thousands of bolivars)	
Commercial	**571,848,911**	348,148,291
Agriculture	**219,112,988**	177,170,617
Construction	**137,883,691**	87,759,158
Industrial	**134,645,697**	80,108,999
Consumer credits	**86,802,225**	74,184,461
Mines and hydrocarbons	**52,916,404**	45,236,825
Services	**25,865,680**	21,344,304
Miscellaneous	**470,693,021**	352,106,303
	1,699,768,617	1,186,058,958
Allowance for loan portfolio	**(22,520,467)**	(17,217,466)
	1,677,248,150	1,168,841,492

As of December 31, 2007, Miscellaneous balance includes Bs. 100,485 million (Bs. 72,973 million as of June 30, 2007) corresponding to loans destined to the acquisition and remodeling of houses and Bs. 370,208 million (Bs. 279,134 million as of June 30, 2007), corresponding to loans to debtors, the economic activity of which is the financing of insurance policies and vehicles, among other financial activities.

The loan portfolio is classified by type of credit as follows:

	31-12-07	30-06-07
	(In thousands of bolivars)	
Time loans	**1,123,637,596**	759,104,143
Installment loans	**335,279,121**	231,634,059
Consumer credits	**86,802,226**	74,184,462
Financial lease	**48,061,977**	51,590,775
Current account credits	**70,391,573**	52,832,756
Factoring	**16,426,853**	10,138,547
Letters of credit issued and traded	**19,169,271**	6,574,216
	1,699,768,617	1,186,058,958
Allowance for loan portfolio	**(22,520,467)**	(17,217,466)
	1,677,248,150	1,168,841,492

The loan portfolio is classified by type of guarantee as follows:

			Type of guarantee			
As of December 31, 2007	Total	Unsecured	Pledge	Mortgage	Collateral and guarantees	Other
			(In thousands of bolivars)			
Current	1,688,897,050	1,088,936,067	16,538,053	101,387,796	338,225,689	143,809,445
Restructured	2,733,062	-0-	-0-	1,264,914	-0-	1,468,148
Past-due	4,198,856	2,731,260	1,740	459,279	901,612	104,965
In litigation	3,939,649	233,746	-0-	2,467,656	791,425	446,822
	1,699,768,617	1,091,901,073	16,539,793	105,579,645	339,918,726	145,829,380
Allowance for loan portfolio	(22,520,467)					
	1,677,248,150					

			Type of guarantee			
As of June 30, 2007	Total	Unsecured	Pledge	Mortgage	Collateral and guarantees	Other
			(In thousands of bolivars)			
Current	1,172,325,564	685,521,630	27,853,481	84,749,941	231,221,408	142,979,104
Restructured	3,384,850	104,223	-0-	1,314,350	-0-	1,966,277
Past-due	9,324,025	2,161,579	26,660	1,848,969	5,226,996	59,821
In litigation	1,024,519	180,269	-0-	558,507	103,800	181,943
	1,186,058,958	687,967,701	27,880,141	88,471,767	236,552,204	145,187,145
Allowance for loan portfolio	(17,217,466)					
	1,168,841,492					

The loan portfolio is classified by maturity as follows:

As of December 31, 2007	Total	Due in 30 days	Due from 31 to 60 days	Due from 61 to 90 days	Due from 91 to 180 days	Due from 181 to 360 days	Due over 360 days
				(In thousands of bolivars)			
Current	1,688,897,050	353,223,738	78,223,406	451,838,348	185,115,217	135,958,594	484,537,747
Restructured	2,733,062	-0-	-0-	-0-	-0-	-0-	2,733,062
Past-due	4,198,856	1,859,914	315,000	927,611	2,540	60,248	1,033,543
In litigation	3,939,649	977,617	-0-	393,675	235	164,550	2,403,572
	1,699,768,617	356,061,269	78,538,406	453,159,634	185,117,992	136,183,392	490,707,924
Allowance for loan portfolio	(22,520,467)						
	1,677,248,150						

As of June 30, 2007	Total	Due in 30 days	Due from 31 to 60 days	Due from 61 to 90 days	Due from 91 to 180 days	Due from 181 to 360 days	Due over 360 days
				(In thousands of bolivars)			
Current	1,172,325,564	302,456,181	33,349,772	337,660,633	125,505,386	92,723,799	280,629,793
Restructured	3,384,850	-0-	-0-	-0-	-0-	-0-	3,384,850
Past-due	9,324,025	5,548,147	-0-	2,026,350	-0-	116,966	1,632,562
In litigation	1,024,519	47,317	-0-	33,000	235	166,882	777,085
	1,168,058,958	308,051,645	33,349,772	339,719,983	125,505,621	93,007,647	286,424,290
Allowance for loan portfolio	(17,217,466)						
	1,168,841,492						

The movement of the allowance for loan portfolio is shown as follows:

	31-12-07	30-06-07
	(In thousands of bolivars)	
Balances, at the beginning of the six-month period	**17,217,466**	13,751,962
Add:		
Increase in allowance-		
Allowance charged to income	**7,565,611**	3,499,017
Transfers of "Allowance for accrued interest receivable"	**-0-**	29,428
Less:		
Decrease in allowance-		
Transfers to "Allowance for accrued interest receivable"	**(23,402)**	-0-
Loans charged off	**(2,239,208)**	(62,941)
Balances, at the end of the six-month period	**22,520,467**	17,217,466

As of December 31, 2007, the allowance for loan portfolio includes general provisions amounting to approximately Bs. 17,585 million (Bs. 12,986 million as of June 30, 2007).

During the six-month period ended December 31, 2007, the Bank recovered loan portfolio charged off in previous six-month periods for Bs. 74 million (Bs. 5 million as of June 30, 2007), which were recorded in the "Income from recovery of financial assets" caption.

During the six-month period ended December 31, 2007, unrecognized interests on past-due and in litigation loan portfolio amount to approximately Bs. 496 million (Bs. 62 million as of June 30, 2007). On the other hand, the Bank collected approximately Bs. 436 million (Bs. 350 million, as of June 30, 2007), corresponding to past-due interests in prior six-month periods, which were recorded as "Financial revenues".

As of December 31, 2007, the non-interest bearing past-due and in litigation portfolio amounts to approximately Bs. 8,139 million (Bs. 10,349 million as of June 30, 2007).

As of December 31, 2007, the Bank reported loans destined to the microfinancial system for Bs. 58,633 million (Bs. 50,156 million as of June 30, 2007), which exceeds the minimum level of 3% of the loan portfolio for the prior six-month period, as required by the Law-Decree of the Amendment Law of the General Law of Banks and Other Financial Institutions.

As of December 31, 2007, the Bank destined financial resources to the agricultural loan portfolio for approximately Bs. 219,113 million (Bs. 177,171 million, as of June 30, 2007). In accordance with the Law of Credits for the Agricultural sector, the minimum loan portfolio to be destined to the agricultural sector was Bs. 179,570 million (Bs. 176,208 million as of June 2007), equivalent to 21% of the total gross loan portfolio at the prior year-end (18% at December 2006).

In compliance with the Special Law of Protection to the Mortgage Debtor of Dwelling, and as per Resolution N° 012 dated February 26, 2005 issued by the Ministry of Dwelling and Habitat, as of December 31 and June 30, 2007, the minimum mortgage loan portfolio required for short-term loans for the construction of housing solutions was Bs. 48,947 million and long-term loans for the acquisition, remodeling or self-construction of dwelling was Bs. 48,947 million. The measurement of the compliance with percentages required is made on an annual basis; accordingly, the Bank shall comply with the minimum amounts as of December 31, of every year. As of December 31, 2007, the Bank maintains short-term mortgage loans for construction for Bs. 3,549 million (Bs. 1,665 million, as of June 30, 2007) and long-term mortgage loans for the acquisition of dwelling for Bs. 51,973 million (Bs. 35,328 million, as of June 30, 2007). (See Note 2)

As of December 31 and June 30, 2007, the loans granted to debtors of the tourism sector amount to Bs. 32,618 million and Bs. 26,366 million, respectively, and the required minimum loan portfolio destined to this sector, as provided by the Tourism Law and Resolution N° DM/N° 013 issued on February 6, 2007 by the Ministry of Tourism is Bs. 29,368 million and Bs. 19,579 million, respectively. (See Note 2)

NOTE 6.- <u>INVESTMENTS IN SUBSIDIARIES AND AFFILIATES:</u>

As of December 31 and June 30, 2007, the Bank has significant control over the administration of the following financial institution:

As of December 31, 2007	Equity in the capital stock N° of common shares	%	Nominal value per share	Income from equity participation	Company's net equity	Carrying amount
			Bs.	(In thousands of bolivars)		
Investments in domestic financial institutions:						
Participaciones Vencred, S.A.	44,652,340	89,30	100	6,458	5,883,746	5,254,185
Allowance for investments in subsidiaries and affiliates						(28,301)
						5,225,884

As of June 30, 2007	Equity in the capital stock N° of common shares	%	Nominal value per share	Income from equity participation	Company's net equity	Carrying amount
			Bs.	(In thousands of bolivars)		
Investments in domestic financial institutions:						
Participaciones Vencred, S.A.	44,652,340	89,30	100	11,609	5,876,513	5,247,727
Allowance for investments in subsidiaries and affiliates						(28,301)
						5,219,426

A summary of the financial statements of Participaciones Vencred, S.A. is as follows:

	31-12-07	30-06-07
	(In thousands of bolivars)	
BALANCE SHEETS		
ASSETS		
Cash and due from banks	27,817	27,399
Investment securities	5,492,463	5,437,170
Loan portfolio	485,353	520,001
Interests and commissions receivable	-0-	1,170
Premises and equipment	-0-	-0-
Other assets	-0-	-0-
Total assets	6,005,633	5,985,740
LIABILITIES		
Customers' deposits	42,973	28,369
Interests and commissions payable	188	1,085
Accruals and other liabilities	78,726	79,773
Total liabilities	121,887	109,227
STOCKHOLDERS' EQUITY		
Paid-in capital	5,000,000	5,000,000
Capital reserves	352,987	351,540
Retained earnings	530,759	524,973
Total stockholders' equity	5,883,746	5,876,513
Total liabilities and stockholders' equity	6,005,633	5,985,740
STATEMENTS OF INCOME		
Financial revenues	190,479	165,513
Financial expenses	-0-	(103)
Gross financial margin	190,479	165,410
Expenses for uncollectibility and impairment of financial assets	-0-	-0-
Net financial margin	190,479	165,410
Other operating income	-0-	-0-
Other operating expenses	(11,649)	(8,341)
Financial intermediation margin	178,830	157,069
Operating expenses	(171,597)	(144,069)
Net income	7,233	13,000

On August 17, 2007, the Bank and the rest of the stockholders of Participaciones Vencred, S.A. entered into an agreement named "Bilateral purchase-sale commitment" through which the parties commit to sell all the shares of this financial institution to the purchasers for a total price of Bs. 13,600 million. Such sale will be completed upon authorization of such transaction by the SUDEBAN, which shall not exceed 60 days and may be extendable prior agreement of the parties. Such agreement has been extended until March 31, 2008, and the purchasers have paid all the sale price through a first payment of Bs. 4,080 million and a second payment of Bs. 9,520 million. The last payment is reimbursable in case the purchasers decide not execute the purchase commitment. To date, the Bank and the purchasers are waiting for the approval of the sale transaction by SUDEBAN to make the ownership transfer. The amounts received by the Bank for a total of Bs. 12,145 million related to its equity in this subsidiary are shown in the account "Items to be applied" included in the "Accruals and other liabilities" caption and the resulting gain on sale will be recognized as the ownership transfer is made (see Note 13). Additionally, the Bank has decided to maintain this investment in "Investments in subsidiaries", because of the expected approval of the transaction by the regulating entity and on the basis that the Bank has the rights, administration and control of the subsidiary to the effective date of the ownership transfer.

NOTE 7.- FINANCIAL STATEMENTS OF THE FOREIGN BRANCH:

A summary of the financial statements of the Grand Cayman branch, which have been integrated with the financial statements of the Bank, is shown as follows:

	31-12-07		30-06-07	
	Bs.	US$	Bs.	US$
		(In thousands)		
ASSETS:				
Cash and due from banks	876,191	409	1,255,795	586
Investment securities	139,677,317	65,130	160,264,693	74,729
Loan portfolio	1,267,036	591	1,502,822	701
Interests and commissions receivable	19,415,682	9,053	176,518	82
Other assets	161,236,226	75,182	163,199,828	76,098
LIABILITIES:				
Customers' deposits	145,611,783	67,897	143,648,080	66,981
Other borrowings	899,786	420	-0-	-0-
Interests and commissions payable	1,663	1	2,350	1
Accruals and other liabilities	47,112	22	112,618	53
	146,560,344	68,339	143,763,048	67,035
ALLOCATED CAPITAL AND ACCUMULATED SURPLUS	14,675,882	6,843	19,436,780	9,063
	161,236,226	75,182	163,199,828	76,098
STATEMENTS OF INCOME:				
Financial revenues	4,104,164	1,914	4,181,966	1,950
Financial expenses	(636,040)	(297)	(762,231)	(355)
	3,468,124	1,617	3,419,735	1,595

	31-12-07		30-06-07	
	Bs.	US$	Bs.	US$
	(In thousands)			
Other operating income	428,388	200	294,679	137
Other operating expenses	(165,943)	(77)	(173,579)	(81)
Operating expenses	(316,160)	(147)	(381,275)	(178)
Other (expense) income, net	(88,921)	(41)	(79,684)	(37)
Extraordinary expenses	(44,137)	(21)	-0-	-0-
	(186,773)	(86)	(339,859)	(159)
Income for the six-month period	3,281,351	1,530	3,079,876	1,436
MEMORANDUM ACCOUNTS:				
Debit contingent accounts	130,012	61	-0-	-0-
Other debit memorandum accounts	38,603	18	38,603	18

NOTE 8.- FORECLOSED ASSETS:

Foreclosed assets shown in the balance sheets are represented by:

	31-12-07	30-06-07
	(In thousands of bolivars)	
Assets received in payment	27,042	31,928
Works in process received in payment	1,081,251	1,081,251
	1,108,293	1,113,179
Allowance for foreclosed assets	(400,968)	(220,596)
	707,325	892,583

During the six-month period ended December 31, 2007, the Bank sold fully amortized foreclosed assets (with a net book value of Bs. 7 million for the six-month period ended June 30, 2007), which generated a realized gain on sale of assets for Bs. 418 million (Bs. 1,850 million for the six-month period ended June 30, 2007), which are shown in the income for the six-month period in the "Income from foreclosed assets" account.

During the six-month period ended December 31, 2007, the Bank recognized gains from the collection of loans generated from installment sales of assets for Bs. 588 million (Bs. 232 million as of June 30, 2007). Such gain was recorded as "Income from foreclosed assets" with charge to deferred gain from the sale of assets shown in "Accruals and other liabilities" caption.

During the six-month period ended December 31, 2007, the Bank recorded expenses for amortization of foreclosed assets for Bs. 185 million (Bs. 6,234 million for the six-month period ended June 30, 2007).

NOTE 9.- PREMISES AND EQUIPMENT:

Premises and equipment shown in the balance sheets are represented by:

	31-12-07	30-06-07	Estimated useful life (years)
	(In thousands of bolivars)		
Buildings and facilities	**22,452,016**	22,455,257	40
Computers	**12,031,859**	8,611,709	3
Furniture	**3,262,356**	3,176,531	10
Other equipment	**18,916,044**	17,378,813	3
	56,662,275	51,622,310	
Accumulated depreciation	**(28,902,629)**	(26,418,794)	
	27,759,646	25,203,516	
Land	**923,630**	924,150	
Other assets	**11,039**	11,039	
	28,694,315	26,138,705	

During the six-month period ended December 31, 2007, the Bank acquired computers, furniture and other equipment for Bs. 5,043 million (Bs. 1,027 million for the six-month period ended June 30, 2007).

During the six-month period ended December 31, 2007, the Bank sold real estate with a net book value of Bs. 520 thousand, thus generating a realized gain on the sale of assets for Bs. 11,999 million, which are shown in the income for the six-month period in the "Extraordinary income" account.

During the six-month period ended June 30, 2007, the Bank transferred Bs. 382 million from "Premises and equipment" to "Other assets", corresponding to software and transportation equipment.

During the six-month period ended December 31, 2007, the Bank recorded expenses for depreciation of premises and equipment for Bs. 2,487 million (Bs. 2,419 million for the six-month period ended June 30, 2007).

NOTE 10.- OTHER ASSETS:

Other assets shown in the balance sheets are as follows:

The "Advances to suppliers" account is mainly composed of disbursements made for the installation works in agencies and counters of the Bank, and advances for the purchase of software and equipment.

As of June 30, 2007, the account "Recoverable expenditures" includes approximately Bs. 2,468 million that corresponds to payments to suppliers on account of the Bank's customers, which were collected during the first days of the month following year-end.

The "Other" item includes insurance premiums receivable from employees, value-added tax receivable from customers for financial leasing, among other less significant concepts.

Deferred expenses are amortized over 4 years. During the six-month period ended December 31, 2007, the Bank recorded amortization expenses of deferred charges and miscellaneous assets for Bs. 2,147 million (Bs. 1,032 million as of June 30, 2007) and fully amortized assets for Bs. 821 million (Bs. 543 million as of June 30, 2007) were disposed.

Additionally, the Bank provisions the other assets based on the particular analysis of recovery and aging in conformity with the standards of the SUDEBAN. The movement of the allowance for other assets is composed as follows:

	31-12-07	30-06-07
	(In thousands of bolivars)	
Balances, at the beginning of the six-month period	**260,788**	84,780
Add: increases in allowance-		
Allowance charged to income	**3,605**	220,140
Less: decrease in allowance		
Write off	**-0-**	(38,695)
Allowance charged to income from recovery of assets	**(2,491)**	(5,437)
Balances, at the end of the six-month period	**261,902**	260,788

NOTE 11.- CUSTOMERS' DEPOSITS:

Customers' deposits bear annual interest rates fluctuating between the following parameters:

	31-12-07		30-06-07	
	Rates denominated in Bs.	**Rates denominated in US$**	Rates denominated in Bs.	Rates denominated in US$
Interest-bearing current accounts	**1% - 1.50%**	**0.50%**	1% - 1.50%	1.25%
Other demand obligations	**0.50% - 17%**	**-0-**	0.50% - 6%	-0-
Savings deposits	**10%**	**-0-**	6.50%-7.50%	-0-
Time deposits	**11%**	**0.75% - 1.75%**	10%	1.50% - 2.50%
Restricted customers' deposits	**10%**	**0.50%**	6.50%-7.50%	1.25%

As of December 31, 2007, "Other demand obligations" are mainly represented by registered demand certificates of deposit for Bs. 540,724 million (Bs. 512,153 as of June 30, 2007), cashier's checks sold for Bs. 74,184 million (Bs. 333,385 million as of June 30, 2007), Bank's trust current accounts for Bs. 15,435 million (Bs. 12,679 million as of June 30, 2007) and customers' payment orders pending to be applied to their accounts for Bs. 14,341 million (Bs. 22,723 million as of June 30, 2007).

As of December 31, 2007, "Restricted customers' deposits" include Bs. 75,648 million corresponding to savings deposits and inactive current accounts in local and foreign currency (Bs. 63,884 million, as of June 30, 2007) and Bs. 46,271 million corresponding to the total of restricted customers' deposits in foreign currency that guarantee current account credits, among other credit transactions (Bs. 51,194 million, as of June 30, 2007).

The maturities of "Customers' deposits" are shown in Note 18.

NOTE 12.- OTHER BORROWINGS:

Other borrowings shown in the balance sheets consist of the following:

	31-12-07		30-06-07	
	Bs. (In thousands)	Interest rate	Bs. (In thousands)	Interest rate
Obligations with domestic financial institutions due in one year or less:				
Overdrafts in demand deposits	**19,534,375**	**-0-**	8,784,219	-0-
Demand deposits	**8,497,720**	**8% - 11%**	8,550,730	7.6%
Other	**3,595,529**	**-0-**	1,238,448	-0-
	31,627,624		18,573,397	
Obligations with foreign financial institutions due in one year or less:				
Demand deposits	**28,165,542**	**0.50%**	10,328,236	1% - 3%
Borrowings from foreign financial institutions	**17,156,800**	**7.125%**	-0-	-0-
	45,322,342		10,328,236	
Obligations for other borrowings due in one year or less:				
Other borrowings due in one year or less	**50,430,340**	**2.75%**	-0-	-0-
Obligations for other borrowings due over one year	**1,075,988**	**6.92%**	1,075,988	6.92%
	128,456,294		29,977,621	

exchange operator for the purchase and sale of foreign currency related to imports and exports, which were settled by the BCV in the month following the year-end. Additionally, as of December 31, 2007, this account includes amounts received from customers for the settlement of credit transactions pending to be applied for Bs. 3,339 million (Bs. 1,645 million as of June 2007), and an advance received in virtue of the sale commitment agreement of the shares of the subsidiary Participaciones Vencred, S.A. for Bs. 12,145 million (see Note 6)

The profit-sharing payable to employees and statutory earnings are calculated on the basis of the liquid profits for the six-month period, as provided by the current collective contract and the Bank's bylaws.

As of December 31 and June 30, 2007, the "Provisions for contingencies" item includes the estimations made by Management to cover future tax, labor and/or civil contingencies, among others (see Note 21).

As of December 31 and June 30, 2007, deferred income is composed as follows

	31-12-07	30-06-07
	(In thousands of bolivars)	
Deferred income from sale of assets	**5,751,336**	6,339,678
Financial interest collected in advance	**971,605**	510,514
Compensatory indemnity for occupation of real estate	**139,873**	-0-
Other	**141,338**	339,270
	7,004,152	7,189,462

As of December 31 and June 30, 2007, the "Deferred income from sale of assets" account corresponds to the unrealized gain obtained from the installment sale of assets. The corresponding borrowings granted are recorded in the "Loan portfolio" caption (see Notes 5 and 8).

The account "Checks removed from the system" corresponds to cashiers' checks issued by the Bank to its customers with an aging over one year, which have been reclassified for control purposes.

During the six-month period ended December 31, 2007, the Bank reversed allowances for contingent loans considered in excess for Bs. 230 million, which were recorded with credit to "Income from recovery of financial assets" .

On December 28, 1999, the SUDEBAN issued Resolution N° 329-99 through which it required the reclassification of 50% of the semi-annual income and 50% of the balance of the "Available undistributed earnings" account for the six-month periods prior to December 31, 1999 to the "Restricted undistributed earnings" account. The amounts included in the latter account could not be available to be distributed as cash dividends and could only be used for capital stock increases.

Certain legal nullification proceedings have arisen against the Resolution N° 329-99, referred to the 50% restriction of liquid profits of the six-month period; accordingly, certain cautionary measures have been obtained by the Bank before the competent courts by alleging the unconstitutionality of such rule, as well as the requirement of the SUDEBAN of restricting Bs. 159,927 million of accumulated earnings from prior periods that have been shared as dividends in the past under the protection of the innominate cautionary measure revoked on April 25, 2005. The SUDEBAN has exerted the pertinent actions before the courts in the defense of its requirements. To date, the First Court in Contentious Administrative matters has not issued any pronouncement related to the proceedings in course and the Bank has restricted 50% of accumulated earnings of prior periods for up to the amounts not subject to the cautionary measure granted (Bs. 50,955 million) and 50% of the net income for the six-month period (Bs. 42,644 million), which are recorded in "Restricted undistributed earnings" account.

During the six-month periods ended December 31 and June 30, 2007, the Bank restricted net income generated by its foreign branch amounting to Bs. 3,281 million (Bs. 3,080 million as of June 30, 2007) and the unrealized gain from equity in its subsidiary for Bs. 6 million (Bs. 12 million as of June 2007). In accordance with current regulations, these amounts are not available for distributions as dividends until the subsidiary declares the corresponding dividend or the Branch sends to its main office the accumulated income generated in prior periods.

During the six-month period ended December 31, the Bank transferred the available undistributed earnings amounting to Bs. 8,042 million (Bs. 3,217 million as of June 2007), from the Restricted undistributed earnings to Available undistributed earnings, which correspond to remittances received from its Branch for US$ 3,750,000 (US$ 1,500,000 as of June 2007), provided from earnings generated in prior periods. As of June 30, 2007, the Bank stopped restricting 50% of earnings received from its foreign branch (Bs. 1,608 million), as required by Resolution 329.99 referred to above. Such amount was restricted in July 2007.

- *Stock dividends declared:*

During the regular Stockholders' meeting held on March 1, 2007, the stockholders approved a capital stock increase of the Bank by Bs. 17,472 million, equivalent to 34,944,000 shares with a nominal value of Bs. 500 each, through the decree of a stock dividend with charge to "Restricted earnings". On April 26, 2007, through official document Nº SBIF-DSB-GGCJ-GALE-06493, the SUDEBAN authorized such capital increase.

During the regular Stockholders' meeting held on August 15, 2006, the stockholders approved a capital stock increase of the Bank by Bs. 2,016 million, equivalent to 4,032,000 shares with a nominal value of Bs. 500 each, through the decree of a stock dividend with charge to "Restricted earnings". On November 29, 2006, through official document Nº SBIF-DSB-II-GGCJ-GALE-23635, the SUDEBAN authorized such capital increase, which was recorded in the first six-month period of 2007.

- *Cash dividends declared:*

During the regular Stockholders' meeting held on August 9, 2007, the stockholders approved to declare two cash dividends of Bs. 10 per share, payable in September and December 2007 and one extraordinary cash dividend of Bs. 150 per share, payable in August 2007, that as a whole total Bs. 23,762 million. These dividends will be cashed with charge to Available undistributed earnings as of June 30, 2007.

During the extraordinary Stockholders' meeting held on April 30, 2007, the stockholders approved two cash dividends of Bs. 10 per share, payable in May and June 2007 and three extraordinary cash dividends, payable as follows: (a) Bs. 100 per share, payable in May 2007, (b) Bs. 2 per share, payable as the Executive Committee determines so (payable in June 2007, as approved by the Executive Committee on May 17, 2007) and (c) an extraordinary dividend payable before August 15, 2007, the day determined by the Executive Committee, the amount of which shall not be less than Bs. 2 or higher than Bs. 100 per share. On May 29, 2007, the Executive Committee declared such extraordinary dividend of Bs. 100 per share, payable on June 14, 2007. All these dividends total Bs. 27,117 million and are cashed with charge to Available undistributed earnings as of December 31, 2006.

Additionally, on February 1, 2007, the Executive Committee declared an extraordinary dividend of Bs. 0.20 per share, equivalent to Bs. 20 million, payable on February 21, 2007, with charge to Available undistributed earnings as of June 30, 2006, as authorized by the Regular Stockholders' Meeting held on August 15, 2006.

d. Risk capital indexes-

As of December 31 and June 30, 2007, the indexes maintained, which are calculated by the Bank on the basis of the amounts shown in its financial statements, and the indexes required in accordance with the standards provided by the SUDEBAN are as follows:

	31-12-07		30-06-07	
	Index maintained	**Index required**	Index maintained	Index required
Risk capital – Global	**14.75%**	**12%**	14.58%	12%
Stockholders' equity / total assets	**8.35%**	**8%**	8.37%	8%

NOTE 15.- OTHER OPERATING INCOME:

Other operating income shown in the statements of income are composed as follows:

	31-12-07	30-06-07
	(In thousands of bolivars)	
Commissions for services	**45,777,823**	39,146,918
Income from sale of investment securities	**19,264,204**	20,715,999
Income from exchange difference (Note 23)	**1,328,741**	173,503
Income from equity participation (Note 6)	**6,458**	11,609
	66,377,226	60,048,029

Income from exchange difference mainly results from arbitration of foreign currencies and valuation of gold in coins at year-end.

NOTE 16.- MEMORANDUM ACCOUNTS:

Memorandum accounts shown in the balance sheets correspond to the following transactions carried out by the Bank:

	31-12-07	30-06-07
	(In thousands of bolivars)	
Contingent debit accounts:		
Guarantees granted	**170,912,716**	194,115,960
Letters of credit issued not traded	**48,288,876**	36,451,425
Letters of credit confirmed not traded	**92,880**	-0-
Loan commitments	**116**	1,696,116
Repo investment securities	**-0-**	203,752,000
	219,294,588	436,015,501
Trust assets	**826,466,567**	728,749,697
Other debit memorandum accounts-		
Guarantees received	**1,741,618,374**	1,533,553,062
Custodials received	**1,614,323,827**	1,787,745,625
Lines of credit granted pending to be used	**239,677,738**	198,439,899
Other record accounts	**173,367,106**	115,699,076
Consignments received	**73,436,100**	-0-
Collections	**9,096,411**	7,272,218
	3,851,519,556	3,642,709,880
	4,897,280,711	4,807,475,078

a. Contingent debit accounts and other debit memorandum accounts-

Credit financial instruments:

In the normal course of business, the Bank maintains off-balance sheet credit financial instruments in order to meet its customers' financial needs. As of December 31, 2007, these instruments mainly consist of guarantees, letters of credit and other nonrevokable credit commitments for Bs. 219,295 million (Bs. 232,264 million as of June 30, 2007), and are recorded in the "Contingent debit accounts" caption.

The lines of credit immediately available are considered nonbinding because the Bank maintains full and absolute discretion of revoking these commitments in case of credit impairment; accordingly management considers that there is no immediate credit risk. Consequently, these operations are reported in "Other debit memorandum accounts".

As of June 30, 2007, Repo investment securities for Bs. 203,752 million correspond to short-term purchase agreements of securities to resell, namely Repo, entered into with BCV (see Note 4).

The consignments received correspond to cash in bank notes and coins denominated in strong bolivars (Bs.F) received by the Bank on consignment from BCV in accordance with the monetary reconversion process (see Note 25).

The maximum potential credit risk of these off-balance sheet contingent commitments is equal to the nominal value of the contracts if the other parties involved in the financial instrument fail to comply with the terms of the contracts. The Bank controls the credit risk of these instruments by establishing mechanisms of credit approvals, collateral requirements and other supervision and control procedures. The Bank evaluates each client's credit capacity, based on the same criteria applied for credit financial instruments recognized in the balance sheet.

As of December 31 and June 30, 2007, the provisions for contingent portfolio amount to approximately Bs. 2,191 million and Bs. 2,421 million, respectively, and are recorded in the "Accruals and other liabilities" caption. (See Note 13).

b. Trust assets

The Bank manages trusted assets on behalf of third parties. The summarized balance sheets of the trust are presented as follows:

	31-12-07	30-06-07
	(In thousands of bolivars)	
ASSETS:		
Cash and due from banks	**65,863,654**	56,536,378
Investment securities	**268,033,160**	240,975,595
Loan portfolio	**472,240,380**	411,608,661
Interests and commissions receivable	**2,670,704**	1,887,991
Assets received for administration	**303,612**	1,054,689
Other assets	**17,355,057**	16,686,383
	826,466,567	728,749,697
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Other accounts payable and other liabilities	**100,691**	2,034,919
Stockholders' equity	**826,365,876**	726,714,778
	826,466,567	728,749,697

Trust assets are classified by purpose and type of contracting entity as follows:

As of December 31, 2007:

Type of trust	Natural and juridical persons	Central Administration	Public, state, municipal and central administrations	Decentralized entities and other entities with special regime	Total
			(In thousands of bolivars)		
Investment	12,009,888	-0-	-0-	-0-	12,009,888
Guarantee	17,297,516	-0-	-0-	-0-	17,297,516
Administration	796,481,303	124,761	75,671	477,428	797,159,163
	825,788,707	124,761	75,671	477,428	826,466,567

As of June 30, 2007:

Type of trust	Natural and juridical persons	Central Administration	Public, state, municipal and central administrations	Decentralized entities and other entities with special regime	Total
			(In thousands of bolivars)		
Investment	12,460,415	-0-	-0-	-0-	12,460,415
Guarantee	21,063,102	-0-	-0-	-0-	21,063,102
Administration	694,543,969	151,475	73,849	456,887	695,226,181
	728,067,486	151,475	73,849	456,887	728,749,697

As of December 31 and June 30, 2007, funds granted in trust by private entities represent 99.91% of the trusted funds.

Under Article N° 51 of the Decree-Law of the General Law of Banks and Other Financial Institutions the total amount of the trusted funds will not exceed 5 times the stockholders' equity of the trust institution. The Bank filed a nullification appeal before the First Court in Contentious Administrative matters against such Article, which is pending sentence. However, to date, the Bank does not maintain trusts exceeding the referred to limit.

Trusts' investment securities:

As of December 31 and June 30, 2007, investment securities are valued and presented at the acquisition cost, adjusted by the amortization of premiums or discounts, as applicable. A detail of such investments is shown as follows:

	31-12-07	30-06-07
	(In thousands of bolivars)	
Local currency	**259,921,940**	223,979,652
Foreign currency	**8,111,220**	16,995,943
	268,033,160	240,975,595

Trusts' investments for the periods ended December 31 and June 30, 2007, are presented as follows:

	31-12-07		30-06-07	
	Amortized or acquisition cost	Fair market value	Amortized or acquisition cost	Fair market value
	(In thousands of bolivars)			
Investment securities issued and/or guaranteed by the Government-				
Treasury bills, with annual effective yield between 8% and 8.95%, nominal value of Bs. 8,000 million and due between 2 and 44 days, as of December 2007	7,950,622	7,930,343[18]	-0-	-0-
National Public Debt Bonds, with annual yield between 12.25% and 14.09%, nominal value of Bs. 1,100 million and due between 115 and 627 days, as of December 2007 (annual yield between 6.49% and 16.32%, nominal value of Bs. 3,450 million and due between 5 and 811 days, as of June 2007).	1,096,604	1,152,454[18]	3,444,183	3,528,641[18]
	9,047,226	9,082,797	3,444,183	3,528,641
Time deposits in foreign financial institutions[19]-				
Barclays Bank, PLC, with annual yield between 4.65% and 4.70%, nominal value of US$ 2,076,493 and due between 14 and 28 days, as of December 2007 (annual yield between 5.23% and 5.25% , nominal value of US$ 4,425,461 and due between 9 and 27 days, as of June 2007)	4,453,247	4,453,247[20]	9,490,843	9,490,843[20]
Bank of America, with annual yield of 2.86%, nominal value of US$ 1,141,953 and due in 2 days, as of December 2007 (annual yield of 4.51%, nominal value of US$ 1,110,603 and due in 2 days, as of June 2007).	2,449,033	2,449,033[20]	2,381,800	2,381,800[20]
	6,902,280	6,902,280	11,872,643	11,872,463
Obligations issued by foreign financial institutions[19]-				
Federal NATL MTG, with annual yield of 5.11%, nominal value of US$ 1,120,000 and due in 88 days, as of June 2007.	-0-	-0-	2,372,281	2,372,648[21]
Lehman Bros Inc., with annual yield of 6.50%, nominal value of US$ 169,000 and due in 106 days, as of December 2007 (annual yield of 6.50%, nominal value of US$ 169,000 and due in 290 days, as of June 2007).	363,793	364,250[21]	366,145	365,315[21]
Barclays Bank PLC, with annual yield of 7.40%, nominal value of US$ 115,000 and due in 899 days, as of June 2007.	-0-	-0-	260,927	256,839[21]
	363,793	364,250	2,999,353	2,994,802

[18] The fair value is equivalent to the current value of discounted future cash flows.
[19] It corresponds to Customer-directed trusts.
[20] The fair value corresponds to nominal value.
[21] The fair value corresponds to the quotation value in foreign stock exchanges.

	31-12-07		30-06-07	
	Amortized or acquisition cost	Fair market value	Amortized or acquisition cost	Fair market value
Obligations issued by foreign private nonfinancial companies[22]-				
International Business Machs Corp, with annual yield of 6.45%, nominal value of US$ 112,000 and due in June 2007.	-0-	-0-	240,849	240,291[23]
Texaco Capital, with annual yield of 5.50%, nominal value of US$ 97,000 and due in 381 days, as of December 2007 (annual yield of 5.50%, nominal value of US$ 97,000 and due in 565 days, as of June 2007)	208,782	208,363[23]	209,148	208,592[23]
Anheuser Busch, with annual yield of 5.38%, nominal value of US$ 72,000 and due in 259 days, as of December 2007 (annual yield of 5.38%, nominal value of US$ 72,000 and due in 443 days, as of June 2007)	154,607	155,183[23]	154,745	154,215[23]
	363,389	363,546	604,742	603,098
Obligations issued by domestic private nonfinancial companies-				
Desarrollos Forestales San Carlos II, with annual yield of 12.94% and 15.55%, nominal value of Bs. 12,500 million, and due between 1,320 and 1,345 days, as of December 2007.	12,500,000	12,500,000[24]	-0-	-0-
Manufacturas de Papel, C.A., with annual yield of 15.01%, nominal value of Bs. 10,000 million, and due in 1,363 days, as of December 2007.	10,000,000	10,000,000[24]	-0-	-0-
Mercantil Servicios Financieros, C.A., with annual yield between 14.41% and 15.66%, nominal value of Bs. 13,600 million, and due between 1,057 and 1,273 days, as of December 2007 (annual yield between 11.51% and 14.44%, nominal value of Bs. 14,600 million, and due between 145 and 1,457 days, as of June 2007).	13,600,000	13,600,000[24]	14,600,000	14,600,000[24]
UNICON, C.A., with annual yield between 15.23% and 17.21%, nominal value of Bs. 3,500 million, and due between 580 and 1,490 days, as of December 2007 (annual yield between 12.78% and 13.62%, nominal value of Bs. 3,500 million and due between 764 and 1,674 days, as of June 2007).	3,500,000	3,500,000[24]	3,500,000	3,500,000[24]
General Motors de Venezuela, with annual yield between 12.02% and 14.43%, nominal value of Bs. 25,000 million and due between 661 and 802 days, as of December 2007 (with annual yield of 11.53%, nominal value of Bs. 20,000 million, and due between 895 and 986 days, as of June 2007).	25,000,000	25,000,000[24]	20,000,000	20,000,000[24]
	64,600,000	64,600,000	38,100,000	38,100,000

[22] It corresponds to Customer-directed trusts.
[23] The fair value corresponds to the quotation value in foreign stock exchanges.
[24] The fair value corresponds to nominal value.

	31-12-07		30-06-07	
	Amortized or acquisition cost	Fair market value	Amortized or acquisition cost	Fair market value
Corporate commercial papers issued by domestic private nonfinancial companies-				
Procesadora Venezolana de Cereales, S.A. (PROVENCESA), with annual effective yields between 9% and 16%, nominal value of Bs. 34,742 million and due between 21 and 49 days, as of December 2007 (annual effective yield between 6% and 6.5%, nominal value of Bs. 25,000 million and due between 44 and 100 days, as of June 2007).	34,180,169	34,180,169[25]	24,726,373	24,726,373[25]
Manufacturas de Papel, S.A.C.A. (MANPA) with annual effective yield between 9% and 10.50%, nominal value of Bs. 10,000 million and due between 32 and 120 days, as of December 2007 (annual yield between 6.75% and 7.10%, nominal value of Bs. 10,000 million and due between 69 and 124 days, as of June 2007).	9,781,789	9,781,789[25]	9,812,826	9,812,826[25]
UNICON, with annual yield of 12%, nominal value of Bs. 3,500 million and due in 178 days, as of December 2007 (annual yield of 7%, nominal value of Bs. 3,500 million and due in 3 days, as of June 2007).	3,309,772	3,309,772[25]	3,497,986	3,497,986[25]
Citibank Mercado de Capitales, with annual yield of 6.25%, nominal value of Bs. 5,000 million and due between 47 and 61 days, as of June 2007.	-0-	-0-	4,953,247	4,953,247[25]
Mercantil Servicios Financieros, C.A., with annual effective yields between 7.25% and 11.25%, value of Bs. 25,047 million and due between 84 and 163 days, as of December 2007 (annual effective yield between 6.75% and 7.25%, value of Bs. 26,386 million and due between 54 and 322 days, as of June 2007).	24,180,608	24,180,608[25]	25,795,892	25,795,892[25]
Inversiones Selva, C.A., with annual effective yield between 8% and 10.5%, nominal value of Bs. 1,500 million and due between 8 and 67 days, as of December 2007 (annual effective yield of 7.75%, nominal value of Bs. 1,305 million and due in 95 days, as of June 2007).	1,475,274	1,475,274[25]	1,279,465	1,279,465[25]
	72,927,612	72,927,612	70,065,789	70,065,789
Other obligations-				
Banco Exterior, C.A. Banco Universal, with annual yield between 6.75% and 11.5%, nominal value of Bs. 24,572 million and due between 2 and 23 days, as of December 2007 (annual yield between 5% and 8%, nominal value of Bs. 29,540 million and due between 3 and 25 days, as of June 2007).	24,572,349	24,572,349[26]	29,540,471	29,540,471[26]
Banco del Caribe, C.A. Banco Universal, with annual yield between 8% and 12.5%, nominal value of Bs. 16,069 million and due between 9 and 24 days, as of December 2007 (annual yield between 4.50% and 4.75%, nominal value of Bs. 15,480 million and due between 3 and 25 days, as of June 2007).	16,069,049	16,069,049[26]	15,480,272	15,480,272[26]

[25] The fair value is equivalent to amortized or acquisition cost, as applicable.

[26] The fair value corresponds to nominal value.

	31-12-07		30-06-07	
	Amortized or acquisition cost	Fair market value	Amortized or acquisition cost	Fair market value
ABN AMRO BANK, annual yield between 3.5%, nominal value of Bs. 7,245 million and due in 10 days, as of June 2007.	-0-	-0-	7,244,710	7,244,710[27]
Banco de Venezuela, S.A. Banco Universal, with annual yield between 8% and 13%, nominal value of Bs. 72,706 million and due between 2 and 25 days, as of December 2007 (annual yield of 6.5%, nominal value of Bs. 60,104 million and due between 4 and 23 days, as of June 2007)	72,705,704	72,705,704[27]	60,104,227	60,104,227[27]
	113,347,102	113,347,102	112,369,680	112,369,680
Obligations issued by foreign public nonfinancial entities-				
United States Government, with annual yield between 4.63% and 5.50%, nominal value of US$ 223,000 and due between 46 and 91 days, as of December 2007 (with annual yield of 4.38%, nominal value of US$ 710,000 and due between 184 and 540 days, as of June 2007).	481,758	479,749[28]	1,519,205	1,518,402[28]
	268,033,160	267,067,336	240,975,595	241,053,055

Maturities for investment securities are as follows:

	31-12-07		30-06-07	
	Amortized or acquisition cost	Fair market value	Amortized or acquisition cost	Fair market value
	(In thousands of bolivars)			
Due in six months or less	202,522,202	202,514,793	195,573,454	195,618,566
Due from six months to one year	154,607	155,183	6,880,157	6,905,584
Due from one to five years	65,356,351	65,397,360	38,521,984	38,528,905
	268,033,160	268,067,336	240,975,595	241,053,055

As of December 31, 2007, investment securities are mainly composed of time placements in domestic financial institutions that represent 51% of total investments (47% as of June 30, 2007) and obligations issued by domestic private nonfinancial companies that represent 42% of total investments (45% as of June 30, 2007).

Trust loan portfolio:

The trust loan portfolio is mainly composed of loans granted to beneficiaries, which amounts to Bs. 472,240 million (Bs. 411,609 million, as of June 30, 2007).

[27] The fair value corresponds to nominal value.
[28] The fair value corresponds to the quotation value in foreign stock exchanges.

The loans granted to beneficiaries are mainly destined to the construction, acquisition, improvement or repair of housing, acquisition of vehicles and transportation vehicles and other, such as school pensions or medical services expenses.

As of December 31 and June 30, 2007, the loans to beneficiaries are mainly composed of loans guaranteed with labor indemnities granted to trusters and loans granted with funds of customer-directed trusts, which have been created by trusters for the purpose of granting borrowing programs for the acquisition, improvement or repair of housing to its employees (trust beneficiaries), which are guaranteed through real estate mortgages. Trust contracts release the Bank from loan risk losses.

As of December 31 and June 30, 2007, loans to beneficiaries are classified as normal risk according to parameters provided by Resolution N° 009-1197 on "Standards related to the Classification of the Loan Portfolio Risk and Calculation of its Provisions", considering for those social interest trusts the particular conditions set forth therefor.

Loans receivable from beneficiaries are classified by type of guarantee as follows:

	31-12-07	30-06-07
	In thousands of bolivars	
Guarantees on monies	**293,099,509**	242,536,436
Chattel guarantee	**96,064,391**	84,709,355
Mortgage guarantee	**67,302,875**	67,104,044
Dominion reserve	**15,138,699**	16,620,295
Collateral and guarantees	**634,906**	638,531
	472,240,380	411,608,661

The "Guarantees on monies" correspond to loans receivable from beneficiaries guaranteed on labor indemnities or monies held by trusters in savings and loan entities or funds managed by the trust.

Loans to beneficiaries are classified by maturity as follows:

	31-12-07	30-06-07
	In thousands of bolivars	
Due in 6 months or less	**11,359,833**	13,405,560
Due from 6 to 12 months	**13,124,863**	6,457,717
Due from 12 to 24 months	**21,575,585**	20,030,469
Due over 24 months	**151,944,685**	124,852,386
Undefined maturity	**274,235,414**	246,862,529
	472,240,380	411,608,661

As of December 31 and June 30, 2007, the Undefined maturity loans mainly correspond to loans receivable from beneficiaries guaranteed with their labor indemnities or on their monies maintained in savings funds or savings and loan entities without a defined payment date or capital amortization, as provided by the trust contracts. However, the total payment of such loans will be effective as the beneficiary terminates its labor or contractual relationship with the truster.

NOTE 17.- FAIR VALUE OF FINANCIAL INSTRUMENTS:

The accounting standards of the SUDEBAN require the disclosure of information on the fair value of those financial instruments for which it is practical to estimate such value. The fair values included herein do not necessarily show the amounts for which the Bank might negotiate its financial instruments in the market.

As of December 31 and June 30, 2007, the Bank applied the following methods and assumptions to estimate the fair value of those financial instruments for which it is practical to calculate such value:

a. Cash and due from banks: The book value for these short-term instruments is equivalent to the fair value.
b. Investment securities, including investments in shares of unconsolidated subsidiaries:

- Investment securities listed on the stock exchange: the market price effective at the end of the six-month period is considered as fair value.
- Shares in subsidiaries: as of June 2007, fair value is considered as equity value in accordance with the subsidiary's financial statements. As of December 2007, fair value is the sale agreed-upon value, in accordance with the bilateral commitment entered into in the six-month period.
- Deposits in banks and other financial institutions: the nominal value of these short-term instruments is similar to fair value.
- Debt securities not listed on the stock exchange: the fair value of investment securities issued by Banco Central de Venezuela is equivalent to nominal value since they are short-term investments, while in medium-term obligations the fair value is similar to book value since such investments adjust their interest rates on a monthly basis.

c. Loan portfolio: the productive loan portfolio of the Bank (current and restructured loans) is mainly composed of short-term credits. The Bank modifies the amount of their loans on a monthly basis, according to the market rates. Accordingly, the book value of the productive loan portfolio (except for the general provision) is equivalent to its fair value. The net book value of the nonproductive loan portfolio (past due and in-litigation loans), totally or partially provisioned or non-interest bearing, is equivalent to its fair value.

d. Customers' deposits: The fair values shown for demand deposits are equivalent to the amount payable on demand at year-end, in other words, their book value.

c. Other financial intermediation obligations and other borrowings: Loans received from financial institutions approximate their fair values.

The book and fair values estimated for the financial instruments of the Bank and its Branch are as follows:

	31-12-07		30-06-07	
	Book value	Fair value	Book value	Fair value
	(In thousands of bolivars)			
ASSETS:				
Cash and due from banks	1,145,167,952	1,145,167,952	883,727,450	883,727,450
Investment securities	914,044,423	914,108,443	1,154,812,380	1,154,794,095
Loan portfolio	1,677,248,150	1,694,832,764	1,168,841,492	1,181,827,697
Interests and commissions receivable	29,604,975	29,604,975	17,217,276	17,217,276
Investments in subsidiaries, affiliates and branches	5,225,884	12,144,800	5,219,426	5,247,727
	3,771,291,384	3,795,858,934	3,229,818,024	3,242,814,245
LIABILITIES:				
Customers' deposits	3,260,957,106	3,260,957,106	2,903,448,754	2,903,448,754
Other borrowings	128,456,294	128,456,294	29,977,621	29,977,621
Other financial intermediation obligations	16,891,051	16,891,051	5,944,862	5,944,862
Interests and commissions payable	2,074,214	2,074,214	1,172,666	1,172,666
	3,408,378,665	3,408,378,665	2,940,543,903	2,940,543,903
MEMORANDUM ACCOUNTS:				
Contingent debit accounts	219,294,588	219,294,588	436,015,501	436,015,501
Trust assets	826,466,567	826,500,847	728,749,697	728,827,156
Other debit memorandum accounts	3,851,519,556	3,851,519,556	3,642,709,880	3,642,709,880
	4,897,280,711	4,897,314,991	4,807,475,078	4,807,552,537

NOTE 18.- MATURITY OF ASSETS AND LIABILITIES:

Maturities of financial assets and liabilities shown in the balance sheets are as follows:

As of December 31, 2007:

	Due in 6 months or less	Due from 6 to 12 months	Due from 12 to 18 months	Due from 18 to 24 months	Due over 24 months	Total
			(In thousands of bolivars)			
ASSETS:						
Cash and due from banks	1,145,167,952	-0-	-0-	-0-	-0-	1,145,167,952
Investment securities-						
Placements with BCV and interbank transactions	934,481,253	-0-	-0-	-0-	-0-	934,481,253
Investments transferred	(164,118,311)	-0-	-0-	-0-	-0-	(164,118,311)
	770,362,942	-0-	-0-	-0-	-0-	770,362,942
Available-for-sale investment securities	6,637,558	3,698,635	-0-	-0-	-0-	10,336,193
Held-to-maturity investment securities	119,288,792	-0-	-0-	-0-	3,313,580	122,602,372
Restricted cash investment securities	10,742,916	-0-	-0-	-0-	-0-	10,742,916
Loan portfolio, net	1,370,524,040	71,915,824	156,744,745	38,257,730	39,805,811	1,677,248,150
Interests and commissions receivable	29,604,975	-0-	-0-	-0-	-0-	29,604,975
Investments in subsidiaries	-0-	-0-	-0-	-0-	5,225,884	5,225,884
	3,452,239,175	75,614,459	156,744,745	38,257,730	48,345,275	3,771,291,384
LIABILITIES:						
Customers' deposits	3,260,957,106	-0-	-0-	-0-	-0-	3,260,957,106
Other borrowings	127,380,306	-0-	-0-	-0-	1,075,988	128,456,294
Other financial intermediation obligations	16,891,051	-0-	-0-	-0-	-0-	16,891,051
Interests and commissions payable	2,074,214	-0-	-0-	-0-	-0-	2,074,214
	3,407,302,677	-0-	-0-	-0-	1,075,988	3,408,378,665

As of June 30, 2007:

	Due in 6 months or less	Due from 6 to 12 months	Due from 12 to 18 months	Due from 18 to 24 months	Due over 24 months	Total
			(In thousands of bolivars)			
ASSETS:						
Cash and due from banks	883,727,450	-0-	-0-	-0-	-0-	883,727,450
Investment securities-						
Placements with BCV and interbank transactions	985,801,419	-0-	-0-	-0-	-0-	985,801,419
Investments transferred	(193,462,840)	-0-	-0-	-0-	-0-	(193,462,840)
	792,338,579	-0-	-0-	-0-	-0-	792,338,579
Available-for-sale investment securities	1,119,442	-0-	-0-	-0-	-0-	1,119,442
Held-to-maturity investment securities	135,336,645	14,715,066	-0-	-0-	1,069,904	151,121,615
Restricted cash investment securities	210,232,744	-0-	-0-	-0-	-0-	210,232,744
Loan portfolio, net	795,549,701	91,720,422	6,674,146	40,629,212	234,268,011	1,168,841,492
Interests and commissions receivable	17,217,276	-0-	-0-	-0-	-0-	17,217,276
Investments in subsidiaries	-0-	-0-	-0-	-0-	5,219,426	5,219,426
	2,835,521,837	106,435,488	6,674,146	40,629,212	240,557,341	3,229,818,024
LIABILITIES:						
Customers' deposits	2,903,448,754	-0-	-0-	-0-	-0-	2,903,448,754
Other borrowings	28,901,633	-0-	-0-	-0-	1,075,988	29,977,621
Other financial intermediation obligations	5,944,862	-0-	-0-	-0-	-0-	5,944,862
Interests and commissions payable	1,172,666	-0-	-0-	-0-	-0-	1,172,666
	2,939,467,915	-0-	-0-	-0-	1,075,988	2,940,543,903

NOTE 19.- TAX REGIME AND OTHER CONTRIBUTIONS:

a. Income taxes-

The Income Tax Law sets forth, among other issues, the regime for the payment of income taxes on operating income and capital gains, worldwide income system, international tax transparency regime, transfer-pricing system and inflation adjustment. The concepts related to the calculation of the income tax expense in accordance with the current Venezuelan laws that affect the Bank are described below:

- *Book to tax reconciliation of income tax expense:*

The Bank's fiscal year ends December 31. The Bank presents its income tax returns on an annual basis and estimates the income tax expense on a semiannual basis at the end of each accounting period.

The provisions for income taxes are calculated on the basis of an income that differs from book income due to nontaxable or deductible items, which are permanent or temporary. The reconciliation of the estimated tax expense determined on book income and the income tax expense calculated on taxable income is shown as follows:

	Six-month period ended 31-12-07	Six-month period ended 30-06-07
	(In thousands of bolivars)	
Income tax expense determined on the book income	**35,703,165**	25,142,921
Differences between book and tax expense, net for:		
Loss deductible for tax inflation adjustment	**(11,455,952)**	(7,432,978)
Exempted income for public securities	**(6,992,433)**	(7,791,345)
Valuation allowance of assets, net of write-offs	**1,753,624**	1,146,407
Payments for retirements and other, net of accruals	**(790,824)**	1,039,266
Unrealized gain for valuation of shares	**(679)**	(1,020,877)
Income from equity and dividends	**(5,919)**	(230,199)
Expenses related to exempted income	**54,322**	124,516
Income from gold revaluation	**(314,758)**	(25,281)
Other, net of reversals	**(529,845)**	80,884
	(18,282,464)	(14,109,607)
Income tax caused	**17,420,701**	11,033,314

The Bank was qualified as special taxpayer from May 1995 by the Tax Administration (SENIAT).

- *Regular adjustment for inflation:*

The regular adjustment for inflation represents the higher (or lower) value of the stockholder's equity resulting from recognizing the effects of inflation over nonmonetary assets and liabilities through the application of the Consumer Price Index (CPI) issued by the BCV on the basis of the procedures provided by the Venezuelan tax law. The tax adjustment for inflation is considered as taxable income or loss deductible in the calculation of the income tax expense, as applicable. For the six-month periods ended December 31 and June

30, 2007, the effect of the regular adjustment for inflation generated a deduction in the income tax expense of Bs. 11,456 million and Bs. 7,433 million, respectively.

- *Loss carryforwards:*

The Venezuelan Income Tax Law authorizes the carryforward of operating losses not offset for up to three years subsequent to the period in which they were incurred and the carryforward of tax losses not offset from tax inflation adjustment for up to one subsequent year. As of December 31 and June 30, 2007, the Bank has not incurred any tax loss carryforwards.

- *Transfer-pricing system:*

Taxpayers subject to income taxes that carry out transactions with foreign stockholders or related companies shall determine their income from exports made and their costs for goods and services acquired from foreign related parties, by applying the methods provided by the Law. The assessment of the Bank's activities and the applicable regulations on transfer pricing carried out by Management and its tax advisors concluded that the Bank does not carry out activities that might be subject to this system.

- *Tax on capital gains:*

The Income Tax Law sets forth a tax on dividend with a taxable basis represented by the excess of the net financial income of the Company, not exempted or exonerated on its net income levied with the income tax. The applicable tax rate is 34% and shall be totally withheld by the Bank that declares dividends. The Bank is subject to this regime for the dividends received from its subsidiaries and affiliates and it is a tax withholding agent for the dividends declared to its stockholders.

b. Value-added tax-

The Value-added Tax (VAT) Law levies the alienation of assets and the rendering of services through the application of a tax rate that varied during these two six-month periods of 2007 from 14% to 9% (15% through September 2005). The VAT collected and paid every month is offset and the resulting tax debits or credits are paid to the Tax Administration or deferred to be offset in the future, as applicable. The main operations of the Bank do not generate tax debit; therefore, tax credits are charged to the cost of the asset or service acquired.

The passive taxpayers qualified as special by SENIAT will serve as VAT withholding agents, as they purchase real estate or receive services from suppliers that are considered as regular taxpayers. The amount to be withheld will be 75% of the tax caused, and in certain situations it may reach 100%. For taxes withheld by customers (active) not offset in 3 months or over may request to SENIAT a total, partial or accumulated recovery of the balance. The taxes withheld by suppliers (passive) are monthly withheld (see Notes 10 and 13).

c. Law of Science, Technology and Innovation-

The Partial Regulation of the Law of Science, Technology and Innovation referred to the investment contributions was published on October 16, 2006, and the Law was passed by on August 3, 2005. These standards set forth that companies with gross revenues exceeding 100,000 tax units (1 tax unit is equivalent to Bs. 37,632, as of December 31, 2007) are liable to invest during the period in technological and scientific activities of social development mentioned in the Law or, otherwise, to the payment of a contribution equivalent to the amount not invested to the competent entity under the Ministry of Science and Technology. Such contribution or investment ranges from 0.5% to 2% of total gross income of companies, depending on the economic activity carried out thereby, and it is determined on the basis of the total gross revenues of the prior period.

This law entered into effect from its publication on August 3, 2005, and the contributions set forth thereby shall be made from January 1, 2006. Those entities liable to make this contribution shall be registered with Observatorio Nacional de Tecnología (National Technology Observatory) and shall file a final return of investments or contributions made in the economic period (from January 2006) within the same lapse of time that corresponds to filing the income tax return and making the payment of the difference within the 30 days following the filing.

As of December 31 and June 30, 2007, the Bank has determined that the contribution or investment amounts to approximately Bs. 718 million for each semiannual period, and during the period it has made investments that exceed the referred to amount; accordingly, no additional provisions were created for this concept.

d. Organic Law against the illicit traffic and consumption of Drugs and Psychotropic Substances-

In October 2005, the Organic Law against the illicit traffic and consumption of Drugs and Psychotropic Substances was published and it derogates the law issued in 2003. Such law sets forth that companies with more than 50 employees shall destine 1% of their annual net income to the implementation of integral prevention programs against the traffic and consumption of drugs that benefit their employees or families; of such percentage 0.5% will be destined to programs for children and teenagers.

Entities shall file a return and annual payment of this contribution to the competent authority within the 15 calendar days following the origin date. Oficina Nacional Antidrogas (ONA) published that the process to make the special contributions were extended until new notice. To date, neither the Regulation nor the new Law have been issued, the ONA has not issued any pronouncement in this regard.

As of December 31, 2007, the Bank has created provisions to cover these contributions for the amount of Bs. 882 million (Bs. 607 million as of June 30, 2007), which is reported in "Miscellaneous operating expenses".

NOTE 20.- RETIREMENT PENSION PLAN:

The Bank has a noncontributory pension plan. The plan's benefits payable are based upon the years of service and the employee's last salary. The obligation under this plan is calculated on the basis of actuarial surveys made on an annual basis.

From January 2006, the Pension plan is managed by a domestic financial institution through a trust contract aimed at administering and investing the funds received from the Bank related to the payments of pensions. To that date, the administration of the plan was responsibility of the Bank's management.

The reconciliation of the financial position of the projected pension plan is as follows:

	31-12-07	30-06-07
	(In thousands of bolivars)	
Obligation from projected benefits	(29,735,314)	(23,274,926)
Net assets of the Plan, placed in trust	13,643,073	10,033,474
Net financial position of the plan	(16,092,241)	(13,241,452)
Unrecognized beginning obligation	1,078,605	1,112,460
Unrecognized projected net loss	15,013,636	10,452,499
Liability for pension plan	-0-	(1,676,493)

The trust net assets were taken from the actuary's report, which do not significantly differ from financial statements of the trust, not audited by independent public accountants.

The unrecognized actuarial net loss amounts to Bs. 15,014 million (Bs. 10,452 million for the six-month period ended June 30, 2007), and results from differences between the actuarial premises applied and the current values for differences in the salary increases, higher or lower rotation and mortality occurred and adjustments to actuarial premises, among others. These net losses are amortized generally over the remaining average years necessary for retirement of the active group. For the six-month period ended December 31, 2007, the Bank adjusted its estimates based on the report submitted by the independent expert in December 2007.

Premises used by independent actuaries to calculate the obligation for projected benefits, the costs for services and interests, according to the last actuarial report at December 2007, are as follows:

	Actual rates	Nominal rates
Discount rate	5%	13%
Salary increase	1%	9%

The periodical cost of the pension plan for both six-month periods is composed as follows:

	31-12-07	30-06-07
	(In thousands)	
Cost of service	**737,082**	737,082
Interest cost	**1,330,210**	1,330,210
	2,067,292	2,067,292
Projected return on assets	**(627,200)**	(627,200)
Amortization-		
Unrecognized beginning obligation	**33,855**	33,855
Unrecognized net loss	**202,546**	202,546
	236,401	236,401
	1,676,493	1,676,493

Independent actuaries made an actuarial calculation of the projected obligation of the retirement pension plan under the premise that the initial application date is June 30, 2000, in order to determine the unrecognized beginning obligation, which will be amortized by the Bank from July 1, 2000, over the remaining average years necessary for retirement of the active group of employees.

During the six-month periods ended December 31 and June 30, 2007, the Bank recorded expenses for Bs. 1,676 million for both six-month periods corresponding to the contributions to the trust of the retirement pension plan, which are shown in "General and administrative expenses". As of June 30, 2007, "Accruals and other liabilities" show a balance of Bs. 1,680 million, corresponding to the contributions for the six-month period to be transferred to the trust.

From January 2006, the pension payments are made through the Trust contracted for these purposes.

NOTE 21.- CONTINGENCIES AND COMMITMENTS:

As of December 31 and June 30, 2007, the most significant contingencies and claims are as follows:

a. Tax issues-

The Bank has been filed certain tax assessments, the status of which is summarized as follows:

- The Bank has interposed Tax Contentious Appeals against Culminating Resolutions of administrative summary issued by the Tax Administration (SENIAT), confirming assessments for Bs. 7,894 million, Bs. 2,561 million and Bs. 1,712 million related to income taxes and corporate assets tax for years 1997, 1998 and 1999. Presently, the first appeal is waiting for sentence and the second and third appeals were partially accepted on February 21, 2007; it was confirmed by the Court, then the Bank resorted to a higher instance.

- The Bank has interposed a Tax Contentious Appeal against the Culminating Resolution of administrative summary issued by the Tax Administration (SENIAT), confirming assessments for Bs. 9,864 million related to income taxes for years 2000 and 2001 and imposing penalties for Bs. 10,357 million. Presently, this case is waiting for sentence.

- The Bank has been issued an assessment for Bs. 746 million related to corporate assets tax for years 1999, 2000 and 2001, which is waiting for the issuance of the Culminating Resolution of administrative summary by the Tax Administration (SENIAT), after having filed the corresponding writ of acquittance against such assessment.

- The Bank has been issued tax assessments for Bs. 5,415 million, corresponding to obligations related to its role as withholding agent on current account debits maintained in financial institutions. This case is presently waiting for sentence.

- The Bank has been issued certain assessments for special contribution to INCE (National Training Institute) for years 1997 to 2000 for Bs. 550 million. This case is presently waiting for sentence.

- The Bank has been issued certain assessments for tax stamps for years 2002 to 2004 for Bs. 744 million. The Bank filed the corresponding writ of acquittance against such assessments and is waiting for the issuance of the Culminating Resolution of administrative summary.

In the opinion of the external legal advisors and the Bank's Management, the possibilities of a favorable outcome for the Bank in connection with these assessments are high; therefore, it estimates that the provisions maintained therefor as of December 31 and June 30, 2007, sufficiently cover the liabilities that might arise from the assessments referred to above.

b. Other-

The Bank has been issued certain civil claims by third parties and has received administrative instructions from the SUDEBAN, the status of which is summarized as follows:

- Some claims have been filed against the Bank by certain companies of the fishing industry regarding guarantee operations to two shipping companies (Cases: Nissos Amorgos and Plate Princess). These are totally covered with guarantees established on behalf of the Bank by foreign financial institutions with which the shipping companies manage their operations to date. Part of these claims has been rejected or the claimers have desisted their actions against the Bank before the Supreme Court of Justice; the others are waiting for the final decision by the Court.

- On May 5, 2004, the Eighth High Court in Civil and Mercantile Banking Matters with National Competence and located in the City of Caracas declared as out of law the appeal filed by the legal counsels of the labor union "Sindicato Único de Pescadores de Puerto Miranda" on the case Plate Princess, by ratifying in all and every of its parts the sentence issued in favor of the Bank on December 14, 1999, by the Ninth Court of

Banking Competence of the Judicial Circumscription of the Metropolitan Area of Caracas and leaving without juridical effect and validity the guarantee granted by the Bank. The plaintiff exerted the Abrogation Appeal against such decision and it was admitted on July 20, 2005. In virtue of this decision, the High Maritime Court with National competence and located in Caracas, acting as resending Court, declared nullified the sentence issued by the First Instance Court in Banking Matters on October 16, 2006 and reinstated the cause to the stage that the Judge of First Instance in Maritime matters will issue a new sentence. On November 20, 2006, the Bank formalized an Abrogation appeal against the last decision, which was declared as accepted; accordingly, it corresponds to the Judge of First Instance in Maritime matters to issue a new sentence.

- As a result of the National Civic Strike that began on December 2, 2002, the SUDEBAN issued certain administrative proceedings against various financial entities for the presumed suspension of commercial services to users in some agencies, without the previous notice to such regulator entity, and the presumed partial reduction of the standard service business hours during various days of January 2003. In connection therewith, the Bank filed its defense arguments for the claims filed against it. On May 11 and 27, 2004 the SUDEBAN notified the Bank that the 45-day period set forth to decide on the 9 sanctioning administrative proceedings filed for the presumed suspension of commercial services would begin. On July 7, 2004, the Bank requested the accrual of all the sanctioning administrative proceedings referred to above. To date, the Bank is waiting for the resolution of this case. The maximum contingency related to these administrative proceedings corresponds to penalties from 0.5% to 1% of the Bank's paid-in capital stock unless they are accrued.

- On December 20, 2006, through official document Nº SBIF-DSB-II-GGI-G15-24496, the SUDEBAN instructed the Bank to reclassify Bs. 159,927 million corresponding to amounts not restricted in six-month periods prior to December 31, 2005 from "Available undistributed earnings" to "Restricted earnings", in conformity with a cautionary measure granted to the Bank in 2002 against Resolution 329-99 dated December 28, 1999, which instructed the restriction of 50% of semiannual earnings. Such instruction is issued in virtue that on April 25, 2006, the First Court in Contentious Administrative matters declared applicable the opposition appeal filed by this entity against such innominate cautionary measure. On December 29, 2006, the Bank filed a reconsideration appeal on the instruction referred to above on the basis that the Court on December 14, 2006, in response to a request of clarification filed by another financial institution that was declared out of law by the Court, it stated that such measure was revoked and was not declared nullified; therefore, its effects are toward the future. It also stated the right to judicial guardianship effective during the time the innominate cautionary measure was in force. To date, the Bank is waiting for the pronouncement of the SUDEBAN in this regard. Additionally, on January 24, 2007, the Bank requested before the First Court in Administrative Contentious matters a new nullification request together with the innominate cautionary measure against the orders instructed by the SUDEBAN. On April 11, 2007, the Court declared as accepted the request of cautionary measure made by the Bank, and accordingly, the effects of the restriction orders of prior period earnings instructed by the SUDEBAN on December 20, 2006. On May 31, 2007, the SUDEBAN consigned an opposition writ to the innominate cautionary measure ordered by the Court on April 11, 2007, which was declared out of law on July 10, 2007, thus ratifying the agreed cautionary measure and maintaining suspended the effects of the orders contained in official document issued by the SUDEBAN on December 20, 2006 (see Note 14).

According to the Bank's management, based upon the analysis of every case and the external legal advisors' opinion, the Bank's provisions as of December 31 and June 30, 2007, cover sufficiently the liabilities that might arise as a result of the claims referred to above.

NOTE 22.- BALANCES AND TRANSACTIONS WITH RELATED PARTIES:

Venezolano de Crédito, S.A. Banco Universal and its foreign branch are members of Grupo Venezolano de Crédito and Grupo Vencred. Because of the nature of their business, the Bank and its Branch have made transactions and maintain balances with companies of the Group and their effects are included in their financial statements.

The most significant transactions carried out by the Bank with stockholders and other related parties are mainly represented by investments and deposits, the effects of which are presented as follows:

	31-12-07	30-06-07
	(In thousands of bolivars)	
Other operating income:		
Commissions from services-		
Transferencia Electrónica de Beneficios, C.A.	**225,792**	224,314
Participaciones Vencred, S.A.	**5,400**	4,500
	231,192	228,814

	31-12-07	30-06-07
	(In thousands of bolivars)	
Income from equity participation:		
Participaciones Vencred, S.A.	**6,458**	11,609
Miscellaneous operating income:		
Servicios de Transferencia Electrónica de Beneficios, C.A.	**225,792**	224,314
Servicios Vencred, S.A.	**17,997**	12,855
	243,789	237,169
	481,439	477,592
Financial expenses:		
Expenses for deposits in interest-bearing current accounts-		
Transferencia Electrónica de Beneficios, C.A.	**592,252**	110,854
Servicios de Transferencia Electrónica de Beneficios, C.A.	**76,052**	10,044
Other	**10,505**	9,516
	678,809	130,414
Expenses for other demand obligations-		
Venezolana de Bienes, S.A.	**397,281**	-0-
Other	**11,853**	15,475
	409,134	15,475
Expenses for savings deposits-		
Servicios de Actualización Total Automática, S.A.	**1,135**	943
Expenses for other borrowings-		
Participaciones Vencred, S.A.	**163,587**	142,761
Other operating expenses-		
Valores Vencred Casa de Bolsa, S.A.	**-0-**	37,492
Operating expenses-		
Inversiones Las Monjas, C.A.	**460,424**	289,286
Other	**210,820**	179,218
	671,244	468,504
	1,923,909	795,589

As a result of these transactions and other less significant transactions, the following balances are included in various captions of the balance sheets:

	31-12-07	30-06-07
	(In thousands of bolivars)	
ASSETS:		
Investments in subsidiaries and affiliates:		
Participaciones Vencred, S.A.	**5,254,185**	5,247,727
Other assets:		
Transferencia Electrónica de Beneficios, C.A.	**20,159**	24,627
Other	**24**	11,659
	20,183	36,286
	5,274,368	5,284,013
LIABILITIES		
Customers' deposits:		
Non-interest bearing current accounts-		
Transferencia Electrónica de Beneficios, C.A.	**38,247,247**	34,953,274
Servicios de Transferencia Electrónica de Beneficios, C.A.	**3,849,709**	2,935,928
Other	**847,293**	486,068
	42,944,249	38,375,270

	31-12-07	30-06-07
	(In thousands of bolivars)	
Interest-bearing current accounts-		
Promociones Vencred, S.A.	**609,668**	314,036
Inmobiliaria Galería Los Naranjos, C.A.	**561,724**	1,348,483
Venezolana de Bienes, S.A.	**474,529**	160,021
Other	**408,143**	4,544,446
	2,054,064	6,366,986
Savings deposits-		
Servicios de Actualización Total Automática, S.A.	**17,043**	26,739
Other	**1,468**	1,408
	18,511	28,147
	45,016,824	44,770,403
Other borrowings-		
Participaciones Vencred, S.A.	**5,504,033**	5,555,294
Interests and commissions payable-		
Transferencia Electrónica de Beneficios, C.A.	**41,667**	-0-
Other	**15,969**	1,170
	57,636	1,170
Deferred income-		
Servicios Vencred, S.A.	**-0-**	2,571
	50,578,493	50,329,438

NOTE 23.- FOREIGN CURRENCY BALANCES:

Foreign currency balances included in the balance sheets are detailed as follows:

	31-12-07		30-06-07	
	US$	Bs.	US$	Bs.
	(In thousands)			
ASSETS:				
Cash and due from banks	**13,344**	**28,617,736**	14,710	31,547,528
Investment securities	**65,715**	**140,932,491**	75,436	161,779,615
Loan portfolio	**8,929**	**19,149,780**	3,021	6,478,247
Interests and commissions receivable	**636**	**1,363,125**	749	1,607,276
Other assets	**53**	**114,282**	82	176,518
	88,677	**190,177,414**	93,998	201,589,184
LIABILITIES:				
Customers' deposits	**(67,897)**	**(145,611,783)**	(66,981)	(143,648,080)
Other borrowings	**(8,420)**	**(18,056,586)**	-0-	-0-
Other financial intermediation obligations	**(7,876)**	**(16,891,051)**	(2,767)	(5,934,424)
Interests and commissions payable	**(20)**	**(42,894)**	(1)	(2,350)
Accruals and other liabilities	**(224)**	**(480,833)**	(255)	(545,901)
	(84,437)	**(181,083,147)**	(70,004)	(150,130,755)
MEMORANDUM ACCOUNTS:				
Other debit memorandum accounts, net	**16,534**	**35,459,345**	(3,650)	(7,827,762)
	16,534	**35,459,345**	(3,650)	(7,827,762)

The amounts shown in dollars include minor amounts in other foreign currencies such as Euros, pound sterling, Canadian dollars, and Japanese yens, among others, presented at their corresponding value in dollars.

During the six-month period ended December 31, 2007, the Bank obtained exchange gains for approximately Bs. 1,329 million (Bs. 174 million as of June 30, 2007), and losses for approximately Bs. 15 million (Bs. 16 million as of June 2007), which are presented in the statements of income in the "Other operating income" and "Other operating expenses" captions, respectively.

According to the General Law of Banks and Other Financial Institutions, universal banks should maintain their net position in foreign currency within limits provided by BCV through special resolutions. As of December 31 and June 30, 2007, the net foreign currency position allowed by BCV was Bs. 94,157 million (US$ 44 million) and Bs. 78,020 million (US$ 36 million), equivalent to 30% of the net stockholders' equity, respectively. As of December 31 and June 30, 2007, the net foreign currency position maintained by the Bank, calculated on the basis of the Bank's individual financial statements under parameters provided by that institution, amounts to Bs. 44,455 million (US$ 21 million) and Bs. 43,631 million (US$ 20 million), respectively.

NOTE 24.- EXCHANGE REGIME:

On January 21, 2003, through Decree No. 2278 published in Official Gazette No. 37614, the Venezuelan Government empowered the Ministry of Finance to agree upon with BCV certain measures to limit or restrict the free convertibility of the national currency and the transfer of funds from the country to abroad. On February 5, 2003, BCV issued the Exchange agreement N° 1 published in the Official Gazette No. 37625 that rules the foreign currency management regime that imposes the restrictions referred to above and the creation of CADIVI (Foreign Exchange Administration Commission), which is in charge of coordinating, administrating, controlling and establishing the requirements, procedures and restrictions required for the execution of this exchange agreement.

The official exchange rates fixed from the effectiveness of the exchange regime are as follows:

Effective from	Exchange rate for purchases	Exchange rate for sale
	Bs. per dollar	
February 5, 2003	1,596.00	1,600.00
February 6, 2004	1,915.20	1,920.00
March 2, 2005	2,144.60	2,150.00

On April 22, 2003, the Bank entered into the agreement related to the purchase and sale of foreign currencies with CADIVI, under which it may participate in the activities related to the management of the exchange regime through its main office and branches, agencies and offices designated by the Bank. Such agreement has a term of six months that may be automatically extended for the same term, except as the parties express otherwise.

On December 28, 2007, the new Foreign Exchange Crimes Law was published, which derogates the former September 2005 Law, which sets forth the fact assumptions that can be considered as foreign exchange crimes and their related penalties. These assumptions include the nondeclaration of foreign currencies for exports and the purchase, sale, offer, import or export of foreign currencies. The new law is effective January 27, 2008 and includes significant changes regarding the obligations to declare and the actions that may be qualified as foreign exchange crimes or administrative infractions. In addition, under the new law, offers, announcements or disclosure of financial information on foreign currency quotations other than the official exchange rate are not allowed. The new law sets forth that liquidations of foreign currencies granted by CADIVI are nontransferable and those offered goods and services acquired with foreign currencies authorized by CADIVI shall be publicly announced, among other issues.

NOTE 25.- SITUATION OF THE VENEZUELAN MARKET:

a. Juridical and economic reorganization-

In January 2007, the Venezuelan Government announced new measures mainly concentrated on the economic, social, geopolitical, financial and energetic sectors. Such measures involve a general legal reorganization through the amendment to the National Constitution, the amendment to the Commerce Code and the promulgation of an Enabling Law that grants the President with the ability of legislating by decree during an 18-month period in diverse matters of national interest, including financial and economic sectors. In addition, the Government announced the nationalization of companies of the telecommunications and power sector, which are considered as strategic. During the days following these announcements, there are expectations on the way in which the business will be conducted in the country in the future under the new legal framework; and accordingly, in the companies' operations. Until the changes announced will be implemented and the market assimilates the implemented measures, it will not be possible to foresee the effect of such measures in the future operations.

b. Monetary Reconversion-

On March 6, 2006, the Venezuelan Government published Decree Nº 5229 on Monetary Reconversion Law in Official Gazette Nº 38638 effective January 1, 2008. Under this Law, three zeros will be suppressed from the monetary unit, thus establishing a new and minor scale for moneys, prices of goods and services offered in the economy, foreign exchange rates as compared with other currencies and wages and salaries. The new monetary unit will be designated as Strong Bolivar (Bs. F). Effective January 1, 2008, the Strong Bolivar will begin to circularize and during a period of at least six months it will circularize simultaneously with the legal tender, i.e. the Bolivar (Bs.). Accordingly, companies shall adjust their systems and operations and take all the necessary steps in order that since January 1, 2008, all their transactions and balances will be totally converted to the new monetary unit, namely Bs. F.

In connection therewith, on July 26, 2007, the Venezuelan Federation of Public Accountants (FCCPV) issued a pronouncement regarding the effects of the monetary reconversion on the financial information derived from such Law and the Standards ruling the monetary expression and the rounding issued by BCV. Additionally, the Accounting Manual added certain modifications effective January 2008.

The most significant issues resulting from the changes to the Accounting Manual issued by SUDEBAN and the supplementary application of the standards of the FCCPV are as follows:

- The effects of the rounding will be recorded in clearing accounts in other assets and other liabilities, until the SUDEBAN indicates their allocation to income, while the FCCPV sets forth that these effects shall be recorded in the income for the period in which the procedure is applied.

- The financial statements for the year ended December 31, 2007 shall be presented in current bolivars (Bs.) and may be expressed in thousands. Any comparative amount to that date shall be expressed in the same measuring unit referred to above.

- For future use, the financial statements issued until December 31, 2007 shall be converted into Strong bolivars (Bs.F) by dividing the amounts presented by one thousand.

- The financial statements published from January 1, 2008 shall be presented in strong bolivars (Bs.F) without cents. Any comparative amount to that date shall be expressed in the same measuring unit referred to above.

- In accordance with the new manual, the costs incurred in the adequacy process to the monetary reconversion are recognized as deferred expenses and amortized over 1 to 6 years, based on their nature, while the FCCPV sets forth that these costs are recognized as expenses as incurred.

- The issues related to the monetary reconversion affecting the financial information shall be disclosed in notes, based on the materiality principles of relative significance.

NOTE 26.- EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH:

The accompanying financial statements are presented on the basis of accounting practices of the Venezuelan Superintendence of Banks and Other Financial Institutions. Certain accounting principles applied by the Bank and its Branch in their financial statements for use in Venezuela may not conform with generally accepted accounting principles in other countries.

VENEZOLANO DE CRÉDITO, S.A.
BANCO UNIVERSAL
AND ITS GRAND CAYMAN BRANCH

Supplemental Financial statements
as of December 31 and June 30, 2007

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRAN

SUPPLEMENTAL BALANCE SHEETS AS OF DECEMBER 31 AND JUNE 30, 2007
(Stated in thousands of constant bolivars)

ASSETS	31-12-07	30-06-07
CASH AND DUE FROM BANKS:		
Cash	123.807.255	61.084.188
Banco Central de Venezuela	973.539.205	789.661.521
Due from domestic banks and other financial institutions	56	-
Due from foreign banks and correspondents	18.888.108	26.046.017
Due from main office and branches	-	-
Clearing house funds	28.933.328	127.499.773
(Allowance for cash and due from banks)	-	-
	1.145.167.952	1.004.291.499
INVESTMENT SECURITIES:		
Placements in Banco Central de Venezuela and interbank transactions	770.362.942	900.434.743
Trading investment securities	-	-
Available-for-sale investment securities	10.336.193	1.272.164
Held-to-maturity investment securities	122.602.372	171.738.643
Restricted cash investments	10.742.916	238.914.110
Other investment securities	-	-
(Allowance for investment securities)	-	-
	914.044.423	1.312.359.660
LOAN PORTFOLIO:		
Current loans	1.688.897.050	1.332.262.111
Restructured loans	2.733.062	3.846.634
Past-due loans	4.198.856	10.596.071
Loans in litigation	3.939.649	1.164.291
(Allowance for loan portfolio)	(22.520.467)	(19.566.389)
	1.677.248.150	1.328.302.718
INTERESTS AND COMMISSIONS RECEIVABLE:		
Accrued interest receivable from cash and due from banks	42.474	6.032
Accrued interest receivable from investment securities	8.701.071	7.250.406
Accrued interest receivable from loan portfolio	20.962.590	10.167.709
Commissions receivable	59.270	2.254.365
Accrued interest receivable from other accounts receivable	-	-
(Allowance for accrued interest receivable from loan portfolio and other)	(160.430)	(112.339)
	29.604.975	19.566.173
INVESTMENTS IN SUBSIDIARIES, AFFILIATES AND BRANCHES:		
Equity in other institutions	5.254.185	5.963.657
Investments in foreign branches or agencies	-	-
(Allowance for investments in foreign subsidiaries, affiliates and branches)	(28.301)	(32.161)
	5.225.884	5.931.496
FORECLOSED ASSETS	882.359	1.113.705
PREMISES AND EQUIPMENT	117.344.546	118.606.277
OTHER ASSETS	49.016.497	37.323.693
	3.938.534.786	3.827.495.221
MEMORANDUM ACCOUNTS:		
Contingent debit accounts	219.294.588	495.499.671
Trust assets	826.466.567	828.170.637
Other trusts	-	-
Other debit memorandum accounts	3.851.519.556	4.139.672.888
	4.897.280.711	5.463.343.196

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANC

SUPPLEMENTAL BALANCE SHEETS AS OF DECEMBER 31 AND JUNE 30, 2007
(Stated in thousands of constant bolivars)

LIABILITIES AND STOCKHOLDERS' EQUITY	31-12-07	30-06-07
CUSTOMERS' DEPOSITS:		
Deposits in current accounts		
Non-interest-bearing current accounts	1.139.020.763	961.706.779
Interest-bearing current accounts	752.187.010	659.032.319
	1.891.207.773	1.620.739.098
Other demand obligations	656.131.602	1.006.281.396
Money transaction table obligations	-	-
Savings deposits	527.101.066	523.263.439
Time deposits	13.659.812	5.801.573
Investment securities issued by the Bank	-	-
Restricted customers' deposits	125.508.164	135.623.158
Rights and participations in investment securities	47.348.689	7.848.118
	3.260.957.106	3.299.556.782
OBLIGATIONS WITH BANCO CENTRAL DE VENEZUELA	-	-
DEPOSITS AND OBLIGATIONS WITH BANCO NACIONAL DE AHORRO Y PRÉSTAMO	-	-
OTHER BORROWINGS:		
Obligations with domestic financial institutions due in one year or less	31.627.624	21.107.305
Obligations with domestic financial institutions due over one year	-	-
Obligations with foreign financial institutions due in one year or less	45.322.342	11.737.283
Obligations with foreign financial institutions due over one year	-	-
Obligations resulting from other borrowings due in one year or less	50.430.340	-
Obligations resulting from other borrowings due over one year	1.075.988	1.222.782
	128.456.294	34.067.370
OTHER FINANCIAL INTERMEDIATION OBLIGATIONS	16.891.051	6.755.900
INTERESTS AND COMMISSIONS PAYABLE:		
Accrued expenses for customers' deposits	1.946.105	1.294.296
Accrued expenses for obligations with Banco Central de Venezuela	-	-
Accrued expenses for deposits and obligations with Banco Nacional de Ahorro y Préstamo	-	-
Accrued expenses for other borrowings	128.109	36.858
Accrued expenses for other financial intermediation obligations	-	1.496
Accrued expenses for obligations convertible into capital	-	-
Accrued expenses for underlying obligations	-	-
	2.074.214	1.332.650
ACCRUALS AND OTHER LIABILITIES	118.120.803	104.306.875
UNDERLYING OBLIGATIONS	-	-
OBLIGATIONS CONVERTIBLE INTO CAPITAL	-	-
Total liabilities	3.526.499.468	3.446.019.577
STOCKHOLDERS' EQUITY:		
Paid-in capital	69.888.000	69.888.000
Restatement of paid-in capital	611.190.785	611.190.785
Uncapitalized equity contributions	144.921.105	144.921.105
Capital reserves	537.364.113	530.800.037
Other equity accounts	-	-
Retained earnings	(952.547.108)	(976.178.363)
Unrealized gain on available-for-sale investment securities	1.218.423	854.080
Total stockholders' equity	412.035.318	381.475.644
	3.938.534.786	3.827.495.221
PER CONTRA MEMORANDUM ACCOUNTS	4.897.280.711	5.463.343.196

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH

SUPPLEMENTAL STATEMENTS OF INCOME AND ALLOCATION OF NET INCOME
FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31 AND JUNE 30, 2007
(Stated in thousands of constant bolivars)

	31-12-07	30-06-07
FINANCIAL REVENUES:		
Cash and due from banks	58.642	55.962
Investment securities	74.508.765	74.139.302
Loan portfolio	125.246.424	89.989.200
Other accounts receivable	2.663.353	2.363.464
Investments in subsidiaries and affiliates		-
Main office, branches and agencies		-
Other	3.826	355
	202.481.010	166.548.283
FINANCIAL EXPENSES:		
Customers' deposits	48.993.710	33.298.406
Obligations with Banco Central de Venezuela	-	-
Obligations and Deposits with Banco Nacional de Ahorro y Préstamo	-	-
Other borrowings	1.195.949	565.233
Other financial intermediation obligations	151.736	297.631
Underlying obligations	-	-
Obligations convertible into capital	-	-
Main office, branches and agencies	-	-
Other	84.567	114.301
Monetary loss	33.419.800	17.488.778
	83.845.762	51.764.349
Gross financial margin	118.635.248	114.783.934
INCOME FROM RECOVERY OF FINANCIAL ASSETS	329.137	5.470
EXPENSES FOR UNCOLLECTIBLE AND IMPAIRED FINANCIAL ASSETS:		
Uncollectible loans and other accounts receivable	8.240.030	5.017.906
Creation of allowance and adjustments of cash and due from banks		-
	8.240.030	5.017.906
Net financial margin	110.724.355	109.771.498
OTHER OPERATING INCOME	71.888.475	70.896.499
OTHER OPERATING EXPENSES	6.745.605	6.391.650
Financial intermediation margin	175.867.225	174.276.347
LESS- OPERATING EXPENSES:		
Personnel	59.142.517	53.698.612
General and administrative expenses	39.553.953	37.772.121
Contributions to Fondo de Garantía de Depósitos y Protección Bancaria	6.749.164	6.182.979
Contributions to Superintendencia de Bancos y Otras Instituciones Financieras	2.079.852	1.833.113
	107.525.486	99.486.825
Gross operating margin	68.341.739	74.789.522
Income from foreclosed assets	1.085.464	2.437.521
Income from special programs	-	-
Miscellaneous operating income	10.909.573	7.149.047
Expenses for foreclosed assets	(685.630)	(23.706.862)
Expenses for depreciation, amortization and impaired miscellaneous assets	(358.381)	(80.519)
Miscellaneous operating expenses	(6.436.483)	(4.225.319)
	4.514.543	(18.426.132)
Net operating margin	72.856.282	56.363.390
EXTRAORDINARY INCOME	11.544.758	950.488
EXTRAORDINARY EXPENSES	446.180	470.672
Gross income before income taxes	83.954.860	56.843.206
INCOME TAXES	18.314.102	15.744.207
Net income	65.640.758	41.098.999
ALLOCATION OF INCOME, net:		
Legal reserve	6.564.076	4.109.900
Statutory earnings-		
Board of Directors	8.858.970	6.292.847
	8.858.970	6.292.847
Retained earnings-		
Restricted undistributed earnings	22.760.501	17.166.963
Available undistributed earnings	27.457.211	13.529.289
	50.217.712	30.696.252
	65.640.758	41.098.999

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH

SUPPLEMENTAL STATEMENTS OF CHANGES IN THE STOCKHOLDERS' EQUITY
FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31 AND JUNE 30, 2007
(Stated in thousands of constant bolívars)

	Paid-in capital	Restatement of paid-in capital	Unacapitalized equity contributions	Capital reserves	Retained earnings: Restricted undistributed earnings	Retained earnings: Available undistributed earnings	Retained earnings: Result from exposure to inflation	Retained earnings: Total	Unrealized gain on available-for-sale investment securities	Total stockholders' equity
BALANCES, as of December 31, 2006	50.400.000	607.217.668	144.921.105	526.690.137	72.103.110	(246.889.310)	(776.697.191)	(951.483.391)	4.617.193	382.362.712
Increase in capital stock	19.488.000	3.973.117	-	-	(23.461.117)	-	-	(23.461.117)	-	-
Net income for the six-month period	-	-	-	-	-	41.098.999	-	41.098.999	-	41.098.999
Transfer to legal reserve	-	-	-	4.109.900	-	(4.109.900)	-	(4.109.900)	-	-
Statutory earnings - Board of directors	-	-	-	-	-	(6.292.847)	-	(6.292.847)	-	(6.292.847)
Cash dividends declared	-	-	-	-	-	(31.930.107)	-	(31.930.107)	-	(31.930.107)
Net unrealized loss on valuation of available-for-sale investment securities	-	-	-	-	-	-	-	-	(3.763.113)	(3.763.113)
Transfer to Restricted undistributed earnings- Repatriation of retained earnings of foreign branch in cash	-	-	-	-	(3.798.917)	3.798.917	-	-	-	-
Transfer to Restricted undistributed earnings:										
Net income for the six-month period of foreign branch	-	-	-	-	3.637.675	(3.637.675)	-	-	-	-
50% of net income for the six-month period (Res. N° 329-99)	-	-	-	-	13.529.289	(13.529.289)	-	-	-	-
BALANCES, as of June 30, 2007	69.888.000	611.190.785	144.921.105	530.800.037	62.010.040	(261.491.212)	(776.697.191)	(976.178.363)	854.080	381.475.644
Net income for the six-month period	-	-	-	-	-	65.640.768	-	65.640.768	-	65.640.768
Transfer to legal reserve	-	-	-	6.564.076	-	(6.564.076)	-	(6.564.076)	-	-
Statutory earnings - Board of directors	-	-	-	-	-	(8.858.970)	-	(8.858.970)	-	(8.858.970)
Cash dividends declared	-	-	-	-	-	(26.586.457)	-	(26.586.457)	-	(26.586.457)
Net unrealized gain on valuation of available-for-sale investment securities	-	-	-	-	-	-	-	-	364.343	364.343
Transfer to Restricted undistributed earnings- Repatriation of retained earnings of foreign branch in cash	-	-	-	-	(8.252.628)	8.252.628	-	-	-	-
Transfer to Restricted undistributed earnings:										
50% of retained earnings of the prior six-month period of foreign branch	-	-	-	-	1.743.037	(1.743.037)	-	-	-	-
Net income for the six-month period of foreign branch	-	-	-	-	3.555.918	(3.555.918)	-	-	-	-
50% of net income for the six-month period (Res. N° 329-99)	-	-	-	-	27.457.211	(27.457.211)	-	-	-	-
BALANCES, as of December 31, 2007	69.888.000	611.190.785	144.921.105	537.364.113	86.513.676	(262.363.495)	(776.697.191)	(952.647.108)	1.218.423	412.036.318

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH

SUPPLEMENTAL STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31 AND JUNE 30, 2007
(Stated in thousands of constant bolivars)

	31-12-07	30-06-07
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income for the six-month period	65.640.758	41.098.999
Adjustments to reconcile net income to cash		
from operating activities-		
Income from recovery of financial assets	(249.053)	-
Income from sale of foreclosed assets	(1.085.464)	(2.437.521)
Extraordinary income	(11.282.292)	-
Allowance for uncollectible and impaired financial assets	8.240.030	5.017.906
Depreciation and amortization	7.820.349	30.186.526
Equity for the six-month period	709.472	448.335
Net change in other assets	(14.220.721)	(1.824.282)
Net change in interests and commissions receivable	(10.103.573)	(1.062.602)
Net change in accruals and other liabilities	14.700.552	(10.409.619)
Net change in interests and commissions payable	741.564	361.050
Statutory earnings	(8.858.970)	(6.292.847)
Net cash from operating activities	52.052.652	55.085.945
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:		
Net change in customers' deposits	(38.599.676)	415.581.055
Net change in other borrowings	94.388.924	(490.101.782)
Net change in other financial intermediation obligations	10.135.151	1.238.331
Cash dividends paid	(26.586.457)	(31.930.107)
Net cash from (used in) financing activities	39.337.942	(105.212.503)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Loans granted for the period	(1.917.420.084)	(1.682.595.743)
Loans collected for the period	1.560.295.533	1.532.064.471
Net change in placements in Banco Central de Venezuela and interbank transactions	130.071.801	52.953.092
Net change in available-for-sale investment securities	(8.699.686)	1.720.452
Net change in held-to-maturity investment securities	49.136.271	8.178.930
Net change in restricted cash investments	228.171.194	306.490.521
Sale price of premises and equipment and foreclosed assets	13.382.365	2.172.596
Additions to premises and equipment and foreclosed assets, net	(5.451.535)	(1.217.647)
Net cash from investing activities	49.485.859	219.766.672
Net increase in cash and due from banks	140.876.453	169.640.114
CASH AND DUE FROM BANKS, at the beginning of the six-month period	1.004.291.499	834.651.385
CASH AND DUE FROM BANKS, at the end of the six-month period	1.145.167.952	1.004.291.499

EXHIBIT V

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL

AND ITS GRAND CAYMAN BRANCH

NOTES TO THE SUPPLEMENTAL FINANCIAL STATEMENTS

AS OF DECEMBER 31 AND JUNE 30, 2007

NOTE 1.- SUPPLEMENTAL INFORMATION:

The inflation-adjusted financial statements, presented as supplemental information in Exhibits I to V, have been prepared following the same accounting practices summarized in Note 2 to the basic financial statements, except that the adjusted financial statements include the effects of the inflation on the financial information. Therefore, they have a different presentation under accounting standards provided by the Venezuelan Superintendence of Banks and Other Financial Institutions for historical financial statements presented as basic information.

NOTE 2.- BASIS OF PRESENTATION:

The financial statements adjusted for the effects of inflation have been prepared on the basis of the Bank's historical accounting records and have been stated in constant bolivars at December 31, 2007, based upon the general price-level method in order to reflect the purchasing power of the currency at the last year-end.

The purpose of the adjustment for inflation is to restate the accounting records from historical bolivars to constant currency of similar purchasing power, which eliminates the distortion produced by the inflation in the financial statements as a result of the inclusion of bolivars of different purchasing power. The resulting amounts do not purport to represent the fair market values, the replacement costs or any other measure of the current values of the Bank's assets or prices at which the transactions would be commonly made.

The financial statements of the prior six-month period (June 2007) have been restated in currency of the last year-end and their amounts differ from the amounts originally presented in currency of the corresponding six-month period. As a result, the amounts of both financial statements are comparable between them, and are also comparable to the amounts of the prior six-month period, since they are all expressed in currency of similar purchasing power.

The Bank adopted the general price-level method to restate its historical accounting records. This method consists of restating the accounting records through the application of the general consumer price index (CPI) for the metropolitan area of Caracas, which is monthly published by BCV, and estimates the constant prices of the economy. The indexes used for restating, with 1997 as the base year, were as follows:

	31-12-07	30-06-07
Year-end	**752.90**	662.52
Average index	**694.77**	637.45

The accumulated inflation rates for the six-month periods ended December 31 and June 30, 2007, were 13.64% and 7.76%, respectively.

A summary of the procedures applied to restate the financial statements for the effects of inflation, in accordance with the general price-level method, is as follows:

a. Monetary assets and liabilities (cash and due from banks, investment securities, loan portfolio, interests and commissions receivable, certain items of other assets, customers' deposits, other borrowings, other financial intermediation obligations, interests and commissions payable and accruals and other liabilities) are presented with the same amounts shown in the historical accounting records since they state the monetary value of their components at the date of the balance sheet.

b. Nonmonetary assets and liabilities (investments in subsidiaries, affiliates and branches, foreclosed assets, premises and equipment and certain items of other assets) are adjusted by applying the CPI, in accordance with the date in which they originated.

c. Paid-in capital stock, retained earnings and other equity accounts are restated from the date of contribution or origin, through the application of the CPI.

d. The profit and loss accounts (statements of income) are restated based on the average CPI for the year, except for costs and expenses related with nonmonetary assets that were restated according to the adjusted values of the related assets.

As a result of the restatements made under the general price-level method, a monetary loss arises, which is presented in the "Financial expenses" caption in the income for the period, and represents the loss resulting from a monetary denominated asset position during an inflationary period since a monetary liability can be paid with currency of lower purchasing power while the monetary asset reduces its actual value.

Ex 2

VENEZOLANO DE CREDITO

Unofficial Convenience Translation

Balance as of March 31, 2008

(In bolivares fuertes)

Venezolano de Crédito, S.A., Banco Universal
Issued and Paid-in Capital 69,888,000
Reserves 214,045,400
RIF: J-000029709

www.venezolano.com

Assets

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Cash and Due from Banks	1,338,007,819	1,339,285,301
Cash	210,249,609	210,351,035
Banco Central de Venezuela	1,027,147,925	1,027,147,925
Domestic Banks and Other Financial Institutions	0	0
Foreign Banks and Correspondents	5,076,667	6,109,405
Main Office and Branches	0	0
Clearing House Funds	95,533,618	95,676,936
(Allowances for Cash and Due from Banks)	0	0
Investments Securities	853,623,427	1,020,444,955
Placements in Banco Central de Venezuela and Interbanking Transactions	700,351,762	709,245,950
Trading Securities	0	0
Available for Sale Securities	153,271,665	153,311,793
Held to maturity Securities	0	147,047,567
Restricted Cash Investment	0	10,839,645
Other Securities	0	0
(Allowance for Investment Securities)	0	0
Loan Portfolio	1,748,476,934	1,748,476,934
Current Loans	1,758,732,691	1,758,732,691
Restructured Loans	2,463,342	2,463,342
Past-due Loans	6,900,957	6,901,064
Loans in Litigation	4,237,204	4,237,204
(Allowance for Loan Portfolio)	(23,857,260)	(23,857,367)
Interest and Commissions Receivable	39,236,788	39,640,110
Accrued Interest Receivable from Cash and Due from Banks	1,346	1,346
Accrued Interest Receivable from Investments Securities	9,801,751	10,205,075
Accrued Interest Receivable from Loan Portfolio	28,336,545	28,336,545
Commissions Receivable	1,338,899	1,338,899
Accrued Interest and Commissions Receivable from Other Accounts Receivable	0	0
(Allowance for Accrued Interest Receivable and Other)	(241,755)	(241,755)
Investments in Subsidiaries, Affiliates and Branches	21,266,610	5,229,399
Investments in Subsidiaries and Affiliates	5,257,700	5,257,700
Investments in Branches	16,037,211	0
(Allowance for Investments in Subsidiaries, Affiliates and Branches)	(28,301)	(28,301)
Foreclosed Assets	614,967	614,967
Premises and Equipments	28,536,723	28,536,723
Other Assets	28,375,594	28,642,159
Total Assets	4,058,138,860	4,210,870,548

Memorandum Accounts

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Contingent Debit Accounts	206,004,924	206,134,936
Trust Assets	844,295,258	844,295,258
Other Trusts	0	0
Debit Accounts for Other Trust Charges (Residential Real Estate Mutual Fund)	0	0
Other Debit Accounts of the Residential Real Estate Mutual Fund	0	0
Other Debit Memorandum Accounts	4,862,998,302	4,863,036,904
Other Debit Registration Accounts	0	0

Liabilities

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Customers' Deposits	3,537,448,424	3,690,066,727
Deposits in Current Accounts	1,814,642,477	1,895,405,700
Non-Interest Bearing Current Accounts	1,085,677,778	1,085,677,778
Interest Bearing Current Accounts	728,964,699	809,727,922
Other Demand Obligations	1,111,273,595	1,111,400,428
Money Transaction Table Obligations	0	0
Savings Deposits	487,193,345	487,193,345
Time Deposits	4,869,758	5,417,924
Securities Issued by the Bank	0	0
Restricted Customer's Deposits	58,970,418	130,150,499
Rights and Participations on Securities	60,498,831	60,498,831
Obligations with Banco Central de Venezuela	0	0
Deposits and Obligations with Banco Nacional de Ahorro y Préstamo	0	0
Other Borrowings	61,116,581	61,116,581
Oblig. with Domestic Financ. Instit. Due in One Year or Less	32,341,572	32,341,572
Oblig. with Domestic Financ. Instit. Due Over One Year	0	0
Oblig. with Foreign Financ. Instit. Due in One Year or Less	27,760,775	27,760,775
Oblig. with Foreign Financ. Instit. Due Over One Year	0	0
Oblig. Resulting from Other Borrowings Due in One Year or Less	0	0
Oblig. Resulting from Other Borrowings Due Over One Year	1,014,234	1,014,234
Other Financial Intermediation Obligations	11,140,677	11,140,677
Interest and Commissions Payable	1,662,127	1,663,375
Accrued Expenses for Customer's Deposits	1,612,149	1,613,397
Accrued Expenses for Obligations with Banco Central de Venezuela	0	0
Accrued Expenses for Deposits and Obligations with Banco Nacional de Ahorro y Préstamo	0	0
Accrued Expenses for Other Borrowings	49,978	49,978
Accrued Expenses for Other Financ. Intermediation Obligations	0	0
Accrued Expenses for Obligations Convertible into Capital	0	0
Accrued Expenses for Subordinated Obligations	0	0
Accruals and Other Liabilities	112,318,375	112,430,512
Subordinated Obligations	0	0
Obligations Convertible into Capital	0	0
Total Liabilities	3,723,686,184	3,876,417,872
Operations	50,519,276	50,519,276

Stockholders' Equity

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Capital Stock	69,888,000	69,888,000
Paid-in Capital	69,888,000	69,888,000
Uncapitalized Equity Contributions	27,385,896	27,385,896
Capital Reserves	71,894,729	71,894,729
Adjustments to Stockholders' Equity	0	0
Retained Earnings	113,807,966	113,807,966
Unrealized Gain or Loss on Available for Sale Securities	956,809	956,809
(Treasury Stock)	0	0
Total Stockholders' Equity	283,933,400	283,933,400
Total Liabilities and Stockholders' Equity	4,058,138,860	4,210,870,548

Trust Assets (details)

Type of Trust	Individuals	Corporate Entities	Central Administration	Public, State, Municipal and Central Administrations	Descentralized Entities and Other Entities with Special Regime	Total
Investment	1,553,706	10,891,632	0	0	0	12,445,338
Guaranty	0	26,205,631	0	0	0	26,205,631
Administration	1,791,218	803,153,054	128,828	78,161	493,028	805,644,289
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	3,344,924	840,250,317	128,828	78,161	493,028	844,295,258

Complementary Information

Transferred Investments	151,501,169
Loans to Agricultural Sector	7,742,617
Accumulated Loans To Agricultural Sector	217,687,395
Deposits of Official Entities	100,670,653
Micro Credits	60,164,757
Loans to Tourism Sector in accordance to the legislation in force	35,324,527
Mortgages in accordance to the Special Law on Protection to the Mortgage Creditor	26,769,414
Return on Assets	8.23%

Statement of Published Earnings for the Period from January 01, 2008 - March 31, 2008

(In bolívares fuertes)

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Financial Income	**126,401,723**	**127,902,997**
Cash and Due from Banks	2,373	24,457
Investments Securities	28,197,825	29,671,654
Loan Portfolio	97,000,706	97,000,706
Other Accounts Receivable	1,193,395	1,198,756
Investments in Subsidiaries, Affiliates and Branches	0	0
Main Office and Branches	0	0
Other	7,424	7,424
Financial Expenses	**36,115,994**	**36,215,299**
Customers' Deposit	35,318,375	35,417,678
Obligations with Banco Central de Venezuela	0	0
Deposits and Obligations with Banco Nacional de Ahorro y Préstamo	0	0
Other Borrowings	763,775	763,777
Other Financial Intermediation Obligations	2,100	2,100
Underlying Obligations	0	0
Obligations Convertible into Capital	0	0
Main Office and Branches	0	0
Other	31,744	31,744
Gross Financial Margin	**90,285,729**	**91,687,698**
Income from Recovery of Financial Assets	65,620	65,620
Expenses for Uncollectible and Impaired Financial Assets	**1,418,118**	**1,418,226**
Uncollectible Loans and Other Accounts Receivable	1,418,118	1,418,226
Allowances and Adjustments	0	0

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Net Financial Margin	**88,933,231**	**90,335,092**
Other Operating Income	24,888,595	23,782,627
Other Operating Expenses	3,558,901	3,438,405
Financial Intermediation Margin	**110,462,925**	**110,679,314**
Less-Operating Expenses	**54,895,628**	**55,036,849**
Personnel	27,861,976	27,868,839
General and Administrative	22,026,329	22,160,687
Contributions to Fondo de Garantía de Depósitos y Protección Bancaria	3,937,721	3,937,721
Contributions to Superintendencia de Bancos y Otras Instituciones Financieras	1,069,602	1,069,602
Gross Operating Margin	**55,567,297**	**55,642,465**
Income from Foreclosed Assets	559,811	559,811
Income from Special Programs	0	0
Miscellaneous Operating Income	4,192,916	4,194,441
Expenses for Foreclosed Assets	150,178	150,178
Expenses for Depreciation, Amortization and Impaired Miscellaneous Assets	273,703	273,703
Miscellaneous Operating Expenses	2,830,801	2,907,494
Net Operating Margin	**57,065,342**	**57,065,342**
Extraordinary Income	842,273	842,273
Extraordinary Expenses	488,339	488,339
Gross Income Before Income Taxes	**57,419,276**	**57,419,276**
Income Taxes	6,900,000	6,900,000
Net Income	**50,519,276**	**50,519,276**

Financial Ratios

1. Stockholders' Equity

1.1 $\frac{\text{(Stockholders' Equity+Operations)}}{\text{Total Assets}} \times 100 = 8.24$

1.2 $\frac{\text{Non-Yielding Assets}}{\text{(Stockholders' Equity+Operations)}} \times 100 = 422.63$

2. Banking Solvency and Assets' Quality

2.1 $\frac{\text{Allowance for Investment Securities}}{\text{Gross Loan Portfolio}} \times 100 = 1.35$

2.2 $\frac{\text{Gross Immobilized Portfolio}}{\text{Gross Loan Portfolio}} \times 100 = 0.63$

3. Management

3.1 $\frac{\text{(Personnel Expenses + Operating Expenses)}}{\text{Average Yielding Asset}} \times 100 = 7.57$

3.2 $\frac{\text{(Personnel Expenses + Operating Expenses)}}{\text{Financial Income}} \times 100 = 39.47$

4. Profitability

4.1 $\frac{\text{Net Income}}{\text{Average Asset}} \times 100 = 5.23$

4.2 $\frac{\text{Net Income}}{\text{Average Stockholder's Equity}} \times 100 = 66.45$

5. Liquidity

5.1 $\frac{\text{Current Assets}}{\text{Deposits from the Public}} \times 100 = 37.82$

5.2 $\frac{\text{(Current Assets + Investments in Negotiable Instruments)}}{\text{Customer's Deposits}} \times 100 = 61.96$

Management Board

President
Oscar García Mendoza

Principal Directors
José Rafael Lovera
Rafael Alfonzo Hernández
José Manuel Velutini
Jorge Armándoz Marte
Olga M. Berrizbeitia Pérez
Ramón Abascal Alvarez

Alternate Directors
Gonzalo Parra Aranguren (On leave)
Agustín Gabaldón
José Pío Hernández
José Grasso Vecchio
Germán García-Velutini
Joaquín Urbano Berrizbeitia
Luisa Urbano Berrizbeitia

Principal Commissaires
Aura Elena Agüero
Hermann Jost

Alternate Commissaires
Maigualida Cisneros
Adriana Rojo

Germán García-Velutini
President (E)

Ana I. Martínez Mena
Secretary

María Susana Rodríguez
Controller

Vicente A. Alvis Salas
Accountant

Branches and Service Offices:

Caracas - Venezolano de Crédito Main Office: Urb. San Bernardino, Av. Alameda, Edif. Venezolano de Crédito, P.B. Telf. 806.6111. *Oficina Centro:* Sur 2, Nº 7, Monjas a San Francisco. **Sucursales: Del Oeste** Av. España, Nº 29, Catia. **La California** Av. Francisco de Miranda, C. Residencial La California, Edif. Nº 9. **La Trinidad** Centro Comercial Sorocaima, Av. La Trinidad con Calle San Miguel. **Bello Monte** Res. Balpeca, Esquina Calles Las Ciencias y Edison. **Chacao** Edif. EXA. Av. Libertador. **El Paraíso** Centro Plaza Páez. **San Luis** Centro Comercial San Luis. **La Yaguara** Av. Garci González Da Silva, Esquina con Calle 8. **Mata De Coco** Centro Comercial Mata de Coco. **San Bernardino** Av. Vollmer, Edif. C.A. La Electricidad de Caracas. **Galerías Bolívar** Boulevard de Sabana Grande. **Las Mercedes** Edif. BVC, Calle Londres. **Mene Grande** Av. Francisco de Miranda, Edif. Mene Grande. **Sebucan** Av. Rómulo Gallegos, Edif. Las Américas, Locales A,B y C. **La Lagunita** Av. Sur, Zona B. **Av. Libertador** Centro Comercial Av. Libertador, entre C. Negrín y Av. Libertador, Nivel P2. **Prados Del Este** Av. Paseo, Centro Comercial El Morichal. **La Estancia** Av. La Estancia, Edif. Torre Diamen, Chuao. **Los Ruices** Av. Ppal. de los Ruices cruce con 1ª Transv., Edif. Principal. **La Urbina** Calle 10, Edif. Anauco. **Guarenas** Centro Comercial Buenaventura, Av. Intercomunal Guarenas - Guatire. **Av. Urdaneta** entre Punceres y Plaza España. **Av. Victoria** Edif. Mediterráneo, Planta Baja. **La Florida** Av. Andrés Bello, Residencias Lido, Planta Baja. **Los Palos Grandes** Av. Andrés Bello, con 4ª Transversal. **Boleíta** Av. Rómulo Gallegos, C/C Av. Las Palmas, Local 3, Centro Gerencial Los Andes. **Cumbres De Curumo** Centro Comercial Cumbres de Curumo, P.B. **El Rosal** Av. Francisco. de Miranda, Av. Tamanaco con C. Mohedano, Centro Seguros Sud América, P.B.-M. **La Castellana** Edif. Centro Letonia, Torre ING Bank, frente Av. Eugenio Mendoza y San Felipe, La Castellana. **Carrizal** Centro Médico Docente Los Altos. **EPA San Martín** Av. San Martín, Urb. Industrial San Martín. **Las Esmeraldas** C.C. Trinaffa, Av. La Trinidad, El Hatillo. **EPA Los Ruices** Calle A, Zona Industrial Los Ruices. **Los Naranjos** Av. El Pauji, C.C. Galerías Los Naranjos, nivel Plaza, Urb. Los Naranjos. **Macaracuay** Centro Comercial Macaracuay Plaza, nivel C-2. **Excelsior Gama Plus** Santa Eduvigis. **Centro Expreso** Centro Comercial Expreso, Chacaito.

Interior: **Valencia** Av. Bolívar, Edif. 109-18. **Barquisimeto** Carrera 19, entre 14 y 15. **Agencia San Cristóbal** Centro Comercial Boulevard Pirineos, Planta Baja. **Maracaibo** Av. Bella Vista con Calle 76. **Puerto Ordaz**, Calle Guri cruce con Calle Cuchivero. **Ciudad Ojeda** Carretera N con Av. Intercomunal, frente al Centro Médico Lagunillas. **El Tigre** Av. Intercomunal El Tigre, San José de Guanipa. **Maturín** Av. Bolívar con Calle 4, Nº 30. **Maracaibo Zona Industrial** Edif. Wilera I, Nº 115-130, P.B., Circunvalación Nº 2. **Valencia Zona Industrial** Av. Henry Ford, Centro Comercial Boulevard Industrial Municipal. **Anaco** Sector Noreste del Parcelamiento Anaco, entre Av. Lara y Av. Jose Antonio Anzoátegui. **Barquisimeto (Los Leones)** Av. Los Leones con C. Madrid, dentro de la Policlínica Barquisimeto, Edo. Lara. **Valencia El Viñedo** Boulevard Los Naranjos, Urb. El Viñedo. **Maracay Las Delicias** Urb. Base Aragua, Av. Gral. Páez con 2ª Tranvs. **La Victoria** Centro Comercial Ciudad Morichal entre Av. La Victoria y Av. El Peaje, La Victoria. **EPA Turmero** Av. Intercomunal de Turmero, Edo. Aragua. **Hotel del Lago** Av. 2, El Milagro, Maracaibo. **Puerto La Cruz Las Garzas** Torre BVC entre Intercomunal A. Bello y A. Vespucio. **Makro Mérida** Av. Centenario, Mérida. **Makro Charallave** Av. Intercomunal de Charallave, Sector Paseo Real. **Punto Fijo** Edif. Sede Telcel, Av. Pumarosa con Calle José L. Chirinos, Edo. Falcón. **Makro El Tigre** Av. Intercomunal El Tigre-El Tigrito, El Tigre, Edo. Anzoátegui. **Makro Paraguaná** Carretera Los Taques, sector El Taparo, Municipio Los Taques, Punto Fijo, Edo. Falcón. **EPA La Granja** C.C. La Granja, Av Universidad, Valencia. **Porlamar** C.C. Rattan Plaza, Pampatar, Edo. Nueva Esparta. **Makro Valera** Autopista Valera, Edo. Trujillo. **Makro Barinas** Edo. Barinas. **Puerto La Cruz Pozuelos** Av. Nueva Esparta, Sector Las Venecia, Edo. Anzoátegui. **Makro El Vigía** Carretera Panamericana, Edo. Mérida. **Makro Valle de la Pascua** Av. Rómulo Gallegos, Edo. Guárico. **Makro Porlamar** Av. Francisco Fajardo, vía a El Valle, Edo. Nueva Esparta. **Cagua** C. Sabana Larga con C. Cagigal, C.C. Trinidad Plaza. **Mérida** Av. Andrés Bello, C.C. Europlaza, Urb. Las Delicias. **Makro Acarigua** Av. Vencedores de Araure, Edo. Portuguesa. **Makro Cumaná** Av. Rotaria con Av. Carúpano.

In Company Branches: Procter & Gamble, Sorokaima. Procter & Gamble, Barquisimeto. Procter & Gamble, Guatire. Hewlett Packard, Los Palos Grandes. Shell Química, El Rosal. Alimentos Kellogg's, Maracay. ABB, Los Ruices. Telcel, Caracas. Parmalat, Caracas. Vencemos, Maracaibo. Sincor Jose, Anzoátegui. El Universal, Caracas. Johnson&Johnson, Caracas. Sincor, Caracas. Vencemos, Lara. Sincor, Pariaguán. Bigott, Los Dos Caminos. Bayer, El Rosal. Parmalat, La Yaguara. BecoBlohm, Valencia. Leopoldo Aguerrevere, Caracas. EPA Central, Valencia. Río Turbio, Barquisimeto.

Abroad: Grand Cayman Elizabethan Square, Phase Three North Wing, Ground Floor, P.O. Box 454, Grand Cayman, Cayman Islands, B.W.I.

VENEZOLANO DE CREDITO

Unofficial Convenience Translation

Balance as of April 30, 2008

(In Bolivars)

Venezolano de Crédito, S.A., Banco Universal
Issued and Paid-in Capital 69,888,000
Reserves 214,631,586
RIF: J-000029709

www.venezolano.com

Assets

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Cash and Due from Banks	1,028,214,071	1,029,047,023
Cash	110,617,364	110,718,789
Banco Central de Venezuela	768,262,193	768,262,193
Domestic Banks and Other Financial Institutions	44,555	44,555
Foreign Banks and Correspondents	5,978,227	6,709,728
Main Office and Branches	0	0
Clearing House Funds	143,311,732	143,311,758
(Allowances for Cash and Due from Banks)	0	0
Investments Securities	521,328,448	702,772,054
Placements in Banco Central de Venezuela and Interbanking Transactions	515,853,800	522,882,581
Trading Securities	0	0
Available for Sale Securities	5,474,648	5,514,776
Held to maturity Securities	0	163,512,249
Restricted Cash Investment	0	10,862,448
Other Securities	0	0
(Allowance for Investment Securities)	0	0
Loan Portfolio	1,840,330,078	1,840,330,078
Current Loans	1,845,490,796	1,845,490,796
Restructured Loans	2,421,073	2,421,073
Past-due Loans	12,656,493	12,656,584
Loans in Litigation	4,551,634	4,551,634
(Allowance for Loan Portfolio)	(24,789,920)	(24,790,011)
Interest and Commissions Receivable	32,183,055	32,547,607
Accrued Interest Receivable from Cash and Due from Banks	831	831
Accrued Interest Receivable from Investments Securities	6,024,167	6,408,719
Accrued Interest Receivable from Loan Portfolio	24,603,430	24,603,430
Commissions Receivable	1,751,627	1,751,627
Accrued Interest and Commissions Receivable from Other Accounts Receivable	0	0
(Allowance for Accrued Interest Receivable and Other)	(217,000)	(217,000)
Investments in Subsidiaries, Affiliates and Branches	31,064,437	5,229,791
Investments in Subsidiaries and Affiliates	5,258,092	5,258,092
Investments in Branches	25,834,646	0
(Allowance for Investments in Subsidiaries, Affiliates and Branches)	(28,301)	(28,301)
Foreclosed Assets	584,181	584,181
Premises and Equipments	28,916,094	28,916,094
Other Assets	26,945,926	27,189,437
Total Assets	3,509,546,288	3,666,616,263

Memorandum Accounts

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Contingent Debit Accounts	209,675,304	209,805,316
Trust Assets	861,656,339	861,656,339
Other Trusts	0	0
Debit Accounts for Other Trust Charges (Housing Trust.fin Regime de Vivienda y Hábitat)	0	0
Other Debit Accounts of the Residential Housing Savings Plan	0	0
Other Debit Memorandum Accounts	4,574,184,705	4,574,759,945
Other Debit Registration Accounts	0	0

Liabilities

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Customers' Deposits	2,988,878,367	3,145,097,258
Deposits in Current Accounts	1,615,651,620	1,698,431,124
Non-Interest Bearing Current Accounts	997,946,492	997,946,492
Interest Bearing Current Accounts	617,705,128	700,484,632
Other Demand Obligations	757,309,648	757,337,858
Money Transaction Table Obligations	0	0
Savings Deposits	493,251,725	493,251,725
Time Deposits	5,009,758	5,521,495
Securities Issued by the Bank	0	0
Restricted Customer's Deposits	52,951,073	125,850,511
Rights and Participations on Securities	64,704,545	64,704,545
Obligations with Banco Central de Venezuela	0	0
Deposits and Obligations with Banco Nacional de Vivienda y Hábitat	0	0
Other Borrowings	50,317,790	51,033,672
Oblig. with Domestic Financ. Instit. Due in One Year or Less	20,057,794	20,057,794
Oblig. with Domestic Financ. Instit. Due Over One Year	0	0
Oblig. with Foreign Financ. Instit. Due in One Year or Less	29,310,066	30,025,948
Oblig. with Foreign Financ. Instit. Due Over One Year	0	0
Oblig. Resulting from Other Borrowings Due in One Year or Less	0	0
Oblig. Resulting from Other Borrowings Due Over One Year	949,930	949,930
Other Financial Intermediation Obligations	15,052,678	15,052,678
Interest and Commissions Payable	1,709,892	1,711,623
Accrued Expenses for Customer's Deposits	1,690,562	1,692,293
Accrued Expenses for Obligations with Banco Central de Venezuela	0	0
Accrued Expenses for Deposits and Obligations with Banco Nacional de Vivienda y Hábitat	0	0
Accrued Expenses for Other Borrowings	19,330	19,330
Accrued Expenses for Other Financ. Intermediation Obligations	0	0
Accrued Expenses for Obligations Other	0	0
Accrued Expenses for Subordinated Obligations	0	0
Accruals and Other Liabilities	104,016,668	104,150,139
Subordinated Obligations	0	0
Obligations Other	0	0
Total Liabilities	3,159,975,395	3,317,045,370
Operations	65,051,307	65,051,307

Stockholders' Equity

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Capital Stock	69,888,000	69,888,000
Paid-In Capital	69,888,000	69,888,000
Obligations Convertible Into Shares	0	0
Uncapitalized Equity Contributions	27,385,896	27,385,896
Capital Reserves	71,894,729	71,894,729
Adjustments to Stockholders' Equity	0	0
Retained Earnings	113,807,966	113,807,966
Unrealized Gain or Loss on Available for Sale Securities	1,542,995	1,542,995
(Treasury Stock)	0	0
Total Stockholders' Equity	284,519,586	284,519,586
Total Liabilities and Stockholders' Equity	3,509,546,288	3,666,616,263

Trust Assets (details)

Type of Trust	Individuals	Corporate Entities	Central Administrations	Public, State, Municipal and Central Administrations	Descentralized Entities and Other Entities with Special Regime	Total
Investment	1,518,339	10,596,703	0	0	0	12,115,042
Guaranty	0	28,225,368	0	0	0	28,225,368
Administration	1,771,474	801,694,791	124,761	75,671	475,932	804,142,709
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	3,289,813	840,516,942	124,761	75,671	475,932	844,483,119

Complementary Information

Transferred Investments	147,295,455
Loans to Agricultural Sector	13,840,747
Accumulated Loans To Agricultural Sector	224,677,590
Deposits of Official Entities	94,026,096
Micro Credits	60,644,706
Loans to Tourism Sector in accordance to the legislation in force	42,209,571
Mortgages in accordance to the Special Law on Protection to the Mortgage Creditor	28,871,555
Return on Assets	9.53%

Statement of Published Earnings for the Period from January 01, 2008 - April 30, 2008 (In Bolivars)

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Financial Income	**170,180,273**	**172,053,406**
Cash and Due from Banks	3,728	32,480
Investments Securibes	35,153,100	36,992,119
Loan Portfolio	133,472,119	133,472,119
Other Accounts Receivable	1,543,902	1,549,264
Investments in Subsidiaries, Affiliates and Branches	0	0
Main Office and Branches	0	0
Other	7,424	7,424
Financial Expenses	**47,864,761**	**47,077,739**
Customers' Deposit	46,964,208	47,077,739
Obligations with Banco Central de Venezuela	0	0
Deposits and Obligations with Banco Nacional de Vivienda y Hábitat	0	0
Other Borrowings	810,702	810,711
Other Financial Intermediation Obligations	44,800	44,800
Underlying Obligations	0	0
Others Obligations	0	0
Main Office and Branches	0	0
Other	45,051	45,051
Gross Financial Margin.	**122,315,512**	**124,075,105**
Income from Recovery of Financial Assets	65,620	65,620
Expenses for Uncollectible and Impaired Financial Assets	**1,740,859**	**1,740,950**
Uncollectible Loans and Other Accounts Receivable	1,740,859	1,740,950
Allowances and Adjustments	0	0

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Net Financial Margin	**120,640,273**	**122,399,775**
Other Operating Income	41,643,694	30,793,818
Other Operating Expenses	5,365,540	5,493,352
Financial Intermediation Margin	**156,918,427**	**147,700,241**
Less-Operating Expenses	**73,057,763**	**73,321,812**
Personnel	36,891,896	36,901,922
General and Administrative	29,489,436	29,743,459
Contributions to Fondo de Garantía de Depósitos y Protección Bancaria	5,250,295	5,250,295
Contributions to Superintendencia de Bancos y Otras Instituciones Financieras	1,426,136	1,426,136
Gross Operating Margin	**83,860,664**	**74,378,429**
Income from Foreclosed Assets	978,999	978,999
Income from Special Programs	0	0
Miscellaneous Operating Income	5,081,688	14,661,835
Expenses for Foreclosed Assets	226,627	226,627
Expenses for Depreciation, Amortization and Impaired Miscellaneous Assets	366,633	366,633
Miscellaneous Operating Expenses	9,470,718	9,568,630
Net Operating Margin	**79,857,373**	**79,857,373**
Extraordinary Income	842,273	842,273
Extraordinary Expenses	548,339	548,339
Gross Income Before Income Taxes	**80,151,307**	**80,151,307**
Income Taxes	15,100,000	15,100,000
Net Income	**65,051,307**	**65,051,307**

Financial Ratios

1. Stockholders' Equity

1.1 $\frac{\text{(Stockholders' Equity+Operations)}}{\text{Total Assets}} \times 100 = 9.96$

1.2 $\frac{\text{Non-Yielding Assets}}{\text{(Stockholders' Equity+Operations)}} \times 100 = 324.34$

2. Banking Solvency and Assets' Quality

2.1 $\frac{\text{Allowance for Investment Securities}}{\text{Gross Loan Portfolio}} \times 100 = 1.33$

2.2 $\frac{\text{Gross Immobilized Portfolio}}{\text{Gross Loan Portfolio}} \times 100 = 0.92$

3. Management

3.1 $\frac{\text{(Personnel Expenses + Operating Expenses)}}{\text{Average Yielding Asset}} \times 100 = 8.23$

3.2 $\frac{\text{(Personnel Expenses + Operating Expenses)}}{\text{Financial Income}} \times 100 = 39{,}01$

4. Profitability

4.1 $\frac{\text{Net Income}}{\text{Average Asset}} \times 100 = 5.40$

4.2 $\frac{\text{Net Income}}{\text{Average Stockholder's Equity}} \times 100 = 64.21$

5. Liquidity

5.1 $\frac{\text{Current Assets}}{\text{Deposits from the Public}} \times 100 = 34.40$

5.2 $\frac{\text{(Current Assets + Investments in Negotiable Instruments)}}{\text{Customer's Deposits}} \times 100 = 51.84$

Management Board

President
Oscar García Mendoza

Principal Directors
José Rafael Lovera
Rafael Alfonzo Hernández
José Manuel Velutini
Jorge Almándoz Marte
Olga M. Berrizbeitia Pérez
Ramón Abascal Alvarez

Alternate Directors
Gonzalo Parra Aranguren (On leave)
Agustín Gabaldón
José Pío Hernández
José Grasso Vecchio
Germán García-Velutini
Joaquín Urbano Berrizbeitia
Luisa Urbano Berrizbeitia

Principal Commissaires
Aura Elena Agüero
Hermann Jost

Alternate Commissaires
Maiguafida Cisneros
Adriana Rojo

Oscar García Mendoza
President

Ana I. Martínez Mena
Secretary

María Susana Rodríguez
Controller

Vicente A. Alvis Salas
Accountant

Branches and Service Offices:

Caracas - Venezolano de Crédito Main Office: Urb. San Bernardino, Av. Alameda, Edif. Venezolano de Crédito, P.B. Telf. 806.6111. *Oficina Centro:* Sur 2, Nº 7, Monjas a San Francisco. **Sucursales: Del Oeste** Av. España, Nº 29, Catia. **La California** Av. Francisco de Miranda, C. Residencial La California, Edif. Nº 9. **La Trinidad** Centro Comercial Sorocaima, Av. La Trinidad con Calle San Miguel. **Bello Monte** Res. Balpeca, Esquina Calles Las Ciencias y Edison. **Chacao** Edif. EXA. Av. Libertador. **El Paraíso** Centro Plaza Páez. **San Luis** Centro Comercial San Luis. **La Yaguara** Av. Garcí González Da Silva, Esquina con Calle 8. **Mata De Coco** Centro Comercial Mata de Coco. **San Bernardino** Av. Vollmer, Edif. C.A. La Electricidad de Caracas. **Galerías Bolívar** Boulevard de Sabana Grande. **Las Mercedes** Edif. BVC, Calle Londres. **Mene Grande** Av. Francisco de Miranda, Edif. Mene Grande. **Sebucan** Av. Rómulo Gallegos, Edif. Las Américas, Locales A,B y C. **La Lagunita** Av. Sur, Zona B. **Av. Libertador** Centro Comercial Av. Libertador, entre C. Negrín y Av. Libertador, Nivel P2. **Prados Del Este** Av. Paseo, Centro Comercial El Morichal. **La Estancia** Av. La Estancia, Edif. Torre Diamen, Chuao. **Los Ruices** Av. Ppal. de los Ruices cruce con 1ª Transv., Edif. Principal. **La Urbina** Calle 10, Edif. Anauco. **Guarenas** Centro Comercial Buenaventura, Av. Intercomunal Guarenas - Guatire. **Av. Urdaneta** entre Punceres y Plaza España. **Av. Victoria** Edif. Mediterráneo, Planta Baja. **La Florida** Av. Andrés Bello, Residencias Udo, Planta Baja. **Los Palos Grandes** Av. Andrés Bello, con 4ª Transversal. **Boleíta** Av. Rómulo Gallegos, C/C Av. Las Palmas, Local 3, Centro Gerencial Los Andes. **Cumbres De Curumo** Centro Comercial Cumbres de Curumo, P.B. **El Rosal** Av. Francisco. de Miranda, Av. Tamanaco con C. Mohedano, Centro Seguros Sud América, P.B.-M. **La Castellana** Edif. Centro Letonia, Torre ING Bank, frente Av. Eugenio Mendoza y San Felipe, La Castellana. **Carrizal** Centro Médico Docente Los Altos. **EPA San Martín** Av. San Martín, Urb. Industrial San Martín. **Las Esmeraldas** C.C. Trinalta, Av. La Trinidad, El Hatillo. **EPA Los Ruices** Calle A, Zona Industrial Los Ruices. **Los Naranjos** Av. El Paují, C.C. Galerías Los Naranjos, nivel Plaza, Urb. Los Naranjos. **Macaracuay** Centro Comercial Macaracuay Plaza, nivel C-2. **Excelsior Gama Plus** Santa Eduvigis. **Centro Expreso** Centro Comercial Expreso, Chacaíto.

Interior: **Valencia** Av. Bolívar, Edif. 109-18. **Barquisimeto** Carrera 19, entre 14 y 15. **Agencia San Cristóbal** Centro Comercial Boulevard Pirineos, Planta Baja. **Maracaibo** Av. Bella Vista con Calle 76. **Puerto Ordaz**, Calle Guri cruce con Calle Cuchivero. **Ciudad Ojeda** Carretera N con Av. Intercomunal, frente al Centro Médico Lagunillas. **El Tigre** Av. Intercomunal El Tigre, San José de Guanipa. **Maturín** Av. Bolívar con Calle 4, Nº 30. **Maracaibo Zona Industrial** Edif. Wilera I, Nº 115-130, P.B., Circunvalación Nº 2. **Valencia Zona Industrial** Av. Henry Ford, Centro Comercial Boulevard Industrial Municipal. **Anaco** Sector Noreste del Parcelamiento Anaco, entre Av. Lara y Av. José Antonio Anzoátegui. **Barquisimeto (Los Leones)** Av. Los Leones con C. Madrid, dentro de la Policlínica Barquisimeto, Edo. Lara. **Valencia El Viñedo** Boulevard Los Naranjos, Urb. El Viñedo. **Maracay Las Delicias** Urb. Base Aragua, Av. Gral. Páez con 2ª Tranvs. **La Victoria** Centro Comercial Ciudad Morichal entre Av. La Victoria y Av. El Peaje, La Victoria. **EPA Turmero** Av. Intercomunal de Turmero, Edo. Aragua. **Hotel del Lago** Av. 2, El Milagro, Maracaibo. **Puerto La Cruz Las Garzas** Torre BVC entre Intercomunal A. Bello y A. Vespucio. **Makro Mérida** Av. Centenario, Mérida. **Makro Charallave** Av. Intercomunal de Charallave, Sector Paseo Real. **Punto Fijo** Edif. Sede Telcel, Av. Pumarosa con Calle José L. Chirinos, Edo. Falcón. **Makro El Tigre** Av. Intercomunal El Tigre-El Tigrito, El Tigre, Edo. Anzoátegui. **Makro Paraguaná** Carretera Los Taques, sector El Taparo, Municipio Los Taques, Punto Fijo, Edo. Falcón. **EPA La Granja** C.C. La Granja, Av Universidad, Valencia. **Porlamar** C.C. Rattan Plaza, Pampatar, Edo. Nueva Esparta. **Makro Valera** Autopista Valera, Edo. Trujillo. **Makro Barinas** Edo. Barinas. **Puerto La Cruz Pozuelos** Av. Nueva Esparta, Sector Las Venecia, Edo. Anzoátegui. **Makro El Vigía** Carretera Panamericana, Edo. Mérida. **Makro Valle de la Pascua** Av. Rómulo Gallegos, Edo. Guárico. **Makro Porlamar** Av. Francisco Fajardo, vía a El Valle, Edo. Nueva Esparta. **Cagua** C. Sabana Larga con C. Cagigal, C.C. Trinidad Plaza. **Mérida** Av. Andrés Bello, C.C. Europlaza, Urb. Las Delicias. **Makro Acarigua** Av. Vencedores de Araure, Edo. Portuguesa. **Makro Cumaná** Av. Rotaria con Av. Carúpano.

In Company Branches: Procter & Gamble, Sorokaima. Procter & Gamble, Barquisimeto. Procter & Gamble, Guatire. Hewlett Packard, Los Palos Grandes. Shell Química, El Rosal. Alimentos Kellogg's, Maracay. ABB, Los Ruices. Telcel, Caracas. Parmalat, Caracas. Vencemos, Maracaibo. Sincor Jose, Anzoátegui. El Universal, Caracas. Johnson&Johnson, Caracas. Sincor, Caracas. Vencemos, Lara. Sincor, Pariaguán. Bigott, Los Dos Caminos. Bayer, El Rosal. Parmalat, La Yaguara. BecoBlohm, Valencia. Leopoldo Aguerrevere, Caracas. EPA Central, Valencia. Río Turbio, Barquisimeto.

Abroad: Grand Cayman Elizabethan Square, Phase Three North Wing, Ground Floor, P.O. Box 454, Grand Cayman, Cayman Islands, B.W.I.

VENEZOLANO DE CREDITO

Unofficial Convenience Translation

Balance as of May 31, 2008

(In Bolivars)

Venezolano de Crédito, S.A., Banco Universal
Issued and Paid-in Capital 69,888,000
Reserves 214,818,847
RIF: J-000029709

www.venezolano.com

Assets

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Cash and Due from Banks	927,439,904	928,956,870
Cash	122,845,407	122,948,832
Banco Central de Venezuela	674,338,382	674,338,382
Domestic Banks and Other Financial Institutions	180	180
Foreign Banks and Correspondents	6,624,575	8,040,116
Main Office and Branches	0	0
Clearing House Funds	123,631,360	123,631,360
(Allowances for Cash and Due from Banks)	0	0
Investments Securities	498,036,399	681,676,310
Placements in Banco Central de Venezuela and Interbanking Transactions	492,374,490	495,979,268
Trading Securities	0	0
Available for Sale Securities	5,661,909	5,702,038
Held to maturity Securities	0	169,113,467
Restricted Cash Investment	0	10,881,537
Other Securities	0	0
(Allowance for Investment Securities)	0	0
Loan Portfolio	1,844,893,511	1,844,893,511
Current Loans	1,852,351,732	1,852,351,732
Restructured Loans	2,314,396	2,314,396
Past-due Loans	11,057,839	11,057,839
Loans in Litigation	4,292,479	4,292,479
(Allowance for Loan Portfolio)	(25,122,935)	(25,122,935)
Interest and Commissions Receivable	29,091,560	29,469,651
Accrued Interest Receivable from Cash and Due from Banks	4,222	4,222
Accrued Interest Receivable from Investments Securities	2,543,389	2,921,480
Accrued Interest Receivable from Loan Portfolio	24,565,285	24,565,285
Commissions Receivable	2,181,214	2,181,214
Accrued Interest and Commissions Receivable from Other Accounts Receivable	0	0
(Allowance for Accrued Interest Receivable and Other)	(202,550)	(202,550)
Investments in Subsidiaries, Affiliates and Branches	31,333,866	5,232,214
Investments in Subsidiaries and Affiliates	5,260,515	5,260,515
Investments in Branches	26,101,652	0
(Allowance for Investments in Subsidiaries, Affiliates and Branches)	(28,301)	(28,301)
Foreclosed Assets	553,395	553,395
Premises and Equipments	31,542,678	31,542,678
Other Assets	25,585,602	25,803,963
Total Assets	3,388,476,915	3,548,128,612

Memorandum Accounts

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Contingent Debit Accounts	207,737,560	207,867,572
Trust Assets	869,027,539	869,027,539
Other Trusts	0	0
Debit Accounts for Other Trust Charges (Housing Trust fin Regime de Vivienda y Hábitat)	0	0
Other Debit Accounts of the Residential Housing Savings Plan	0	0
Other Debit Memorandum Accounts	5,078,080,275	5,078,118,878
Other Debit Registration Accounts	0	0

Liabilities

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Customers' Deposits	2,843,262,665	3,002,671,616
Deposits in Current Accounts	1,635,099,926	1,715,592,320
Non-Interest Bearing Current Accounts	975,722,255	975,722,255
Interest Bearing Current Accounts	659,377,671	739,870,065
Other Demand Obligations	612,289,806	612,343,510
Money Transaction Table Obligations	0	0
Savings Deposits	474,785,870	474,785,870
Time Deposits	1,858,758	3,048,434
Securities Issued by the Bank	0	0
Restricted Customer's Deposits	50,318,046	127,991,223
Rights and Participations on Securities	68,910,259	68,910,259
Obligations with Banco Central de Venezuela	0	0
Deposits and Obligations with Banco Nacional de Vivienda y Hábitat	0	0
Other Borrowings	54,870,609	54,870,609
Oblig. with Domestic Financ. Instit. Due in One Year or Less	26,273,973	26,273,973
Oblig. with Domestic Financ. Instit. Due Over One Year	0	0
Oblig. with Foreign Financ. Instit. Due in One Year or Less	27,646,706	27,646,706
Oblig. with Foreign Financ. Instit. Due Over One Year	0	0
Oblig. Resulting from Other Borrowings Due in One Year or Less	0	0
Oblig. Resulting from Other Borrowings Due Over One Year	949,930	949,930
Other Financial Intermediation Obligations	13,494,812	13,494,812
Interest and Commissions Payable	1,870,475	1,871,689
Accrued Expenses for Customer's Deposits	1,842,733	1,843,947
Accrued Expenses for Obligations with Banco Central de Venezuela	0	0
Accrued Expenses for Deposits and Obligations with Banco Nacional de Vivienda y Hábitat	0	0
Accrued Expenses for Other Borrowings	27,742	27,742
Accrued Expenses for Other Financ. Intermediation Obligations	0	0
Accrued Expenses for Obligations Other	0	0
Accrued Expenses for Subordinated Obligations	0	0
Accruals and Other Liabilities	110,544,193	110,785,725
Subordinated Obligations	0	0
Obligations Other	0	0
Total Liabilities	3,024,042,754	3,183,694,451
Operations	79,727,314	79,727,314

Stockholders' Equity

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Capital Stock	69,888,000	69,888,000
Paid-in Capital	69,888,000	69,888,000
Obligations Convertible into Shares	0	0
Uncapitalized Equity Contributions	27,385,896	27,385,896
Capital Reserves	71,894,729	71,894,729
Adjustments to Stockholders' Equity	0	0
Retained Earnings	113,807,966	113,807,966
Unrealized Gain or Loss on Available for Sale Securities	1,730,256	1,730,256
(Treasury Stock)	0	0
Total Stockholders' Equity	284,706,847	284,706,847
Total Liabilities and Stockholders' Equity	3,388,476,915	3,548,128,612

Trust Assets (details)

Type of Trust	Individuals	Corporate Entities	Central Administration	Public, State, Municipal and Central Administrations	Descentralized Entities and Other Entities with Special Regime	Total
Investment	1,514,917	9,489,211	0	0	0	11,004,128
Guaranty	0	27,793,712	0	0	0	27,793,712
Administration	1,771,775	805,465,459	124,761	75,671	475,918	807,913,584
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	3,286,692	842,748,382	124,761	75,671	475,918	846,711,424

Complementary Information

Transferred Investments	143,089,741
Loans to Agricultural Sector	22,203,648
Accumulated Loans To Agricultural Sector	242,407,382
Deposits of Official Entities	73,365,294
Micro Credits	61,607,205
Loans to Tourism Sector in accordance to the legislation in force	42,720,343
Mortgages in accordance to the Special Law on Protection to the Mortgage Creditor	30,633,391
Return on Assets	10.27%

Statement of Published Earnings for the Period from January 01, 2008 - May 31, 2008 (In Bolívars)

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Financial Income	215,984,348	218,234,047
Cash and Due from Banks	4,320	39,241
Investments Securities	41,231,224	43,440,640
Loan Portfolio	172,847,908	172,847,908
Other Accounts Receivable	1,893,472	1,898,834
Investments in Subsidiaries, Affiliates and Branches	0	0
Main Office and Branches	0	0
Other	7,424	7,424
Financial Expenses	59,832,431	59,961,549
Customers' Deposit	58,854,097	58,983,205
Obligations with Banco Central de Venezuela	0	0
Deposits and Obligations with Banco Nacional de Vivienda y Hábitat	0	0
Other Borrowings	871,815	871,825
Other Financial Intermediation Obligations	44,800	44,800
Underlying Obligations	0	0
Others Obligations	0	0
Main Office and Branches	0	0
Other	61,719	61,719
Gross Financial Margin	156,151,917	158,272,498
Income from Recovery of Financial Assets	65,619	65,619
Expenses for Uncollectible and Impaired Financial Assets	2,059,424	2,059,424
Uncollectible Loans and Other Accounts Receivable	2,059,424	2,059,424
Allowances and Adjustments	0	0

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Net Financial Margin	154,158,112	156,278,693
Other Operating Income	48,852,119	37,593,214
Other Operating Expenses	7,547,533	7,737,259
Financial Intermediation Margin	195,262,698	186,134,648
Less-Operating Expenses	92,229,730	92,561,393
Personnel	46,400,379	46,440,581
General and Administrative	37,483,812	37,775,273
Contributions to Fondo de Garantía de Depósitos y Protección Bancaria	6,562,869	6,562,869
Contributions to Superintendencia de Bancos y Otras Instituciones Financieras	1,782,670	1,782,670
Gross Operating Margin	103,032,968	93,573,255
Income from Foreclosed Assets	2,909,928	2,909,928
Income from Special Programs	0	0
Miscellaneous Operating Income	7,844,598	17,424,725
Expenses for Foreclosed Assets	257,412	257,412
Expenses for Depreciation, Amortization and Impaired Miscellaneous Assets	0	0
Miscellaneous Operating Expenses	9,901,258	10,021,692
Net Operating Margin	103,628,824	103,628,824
Extraordinary Income	842,273	842,273
Extraordinary Expenses	643,783	643,783
Gross Income Before Income Taxes	103,827,314	103,827,314
Income Taxes	24,100,000	24,100,000
Net Income	79,727,314	79,727,314

Financial Ratios

1. Stockholders' Equity

1.1 $\frac{\text{(Stockholders' Equity+Operations)}}{\text{Total Assets}} \times 100 = 10.76$

1.2 $\frac{\text{Non-Yielding Assets}}{\text{(Stockholders' Equity+Operations)}} \times 100 = 282.45$

2. Banking Solvency and Assets' Quality

2.1 $\frac{\text{Allowance for Investment Securities}}{\text{Gross Loan Portfolio}} \times 100 = 1.34$

2.2 $\frac{\text{Gross Immobilized Portfolio}}{\text{Gross Loan Portfolio}} \times 100 = 0.82$

3. Management

3.1 $\frac{\text{(Personnel Expenses + Operating Expenses)}}{\text{Average Yielding Asset}} \times 100 = 8.35$

3.2 $\frac{\text{(Personnel Expenses + Operating Expenses)}}{\text{Financial Income}} \times 100 = 38.84$

4. Profitability

4.1 $\frac{\text{Net Income}}{\text{Average Asset}} \times 100 = 5.38$

4.2 $\frac{\text{Net Income}}{\text{Average Stockholder's Equity}} \times 100 = 62.94$

5. Liquidity

5.1 $\frac{\text{Current Assets}}{\text{Deposits from the Public}} \times 100 = 32.62$

5.2 $\frac{\text{(Current Assets + Investments in Negotiable Instruments)}}{\text{Customer's Deposits}} \times 100 = 50.14$

Management Board

President
Oscar García Mendoza

Principal Directors
José Rafael Lovera
Rafael Alfonzo Hernández
José Manuel Velutini
Jorge Almándoz Marte
Olga M. Berrizbeitia Pérez
Ramón Abascal Alvarez

Alternate Directors
Gonzalo Parra Aranguren
(On leave)
Agustín Gabaldón
José Pío Hernández
José Grasso Vecchio
Germán García-Velutini
Joaquín Urbano Berrizbeitia
Luisa Urbano Berrizbeitia

Principal Commissaires
Aura Elena Agüero
Hermann Jost

Alternate Commissaires
Maigualida Cisneros
Adriana Rojo

Oscar García Mendoza
President

Ana I. Martínez Mena
Secretary

María Susana Rodríguez
Controller

Vicente A. Alvis Salas
Accountant

Branches and Service Offices:

Caracas - Venezolano de Crédito Main Office: Urb. San Bernardino, Av. Alameda, Edif. Venezolano de Crédito, P.B. Telf. 806.6111. ***Oficina Centro:*** Sur 2, N° 7, Monjas a San Francisco **Sucursales: Del Oeste** Av. España, N° 29, Catia. **La California** Av. Francisco de Miranda, C. Residencial La California, Edif. N° 9. **La Trinidad** Centro Comercial Sorocaima, Av. La Trinidad con Calle San Miguel. **Bello Monte** Res. Batpeca, Esquina Calles Las Ciencias y Edison. **Chacao** Edif. EXA. Av. Libertador. **El Paraíso** Centro Plaza Páez. **San Luis** Centro Comercial San Luis. **La Yaguara** Av. Garci González Da Silva, Esquina con Calle 8. **Mata De Coco** Centro Comercial Mata de Coco. **San Bernardino** Av. Vollmer, Edif. C.A. La Electricidad de Caracas. **Galerías Bolívar** Boulevard de Sabana Grande. **Las Mercedes** Edif. BVC, Calle Londres. **Mene Grande** Av. Francisco de Miranda, Edif. Mene Grande. **Sebucan** Av. Rómulo Gallegos, Edif. Las Américas, Locales A,B y C. **La Lagunita** Av. Sur, Zona B. **Av. Libertador** Centro Comercial Av. Libertador, entre C. Negrín y Av. Libertador, Nivel P2, **Prados Del Este** Av. Paseo, Centro Comercial El Morichal. **La Estancia** Av. La Estancia, Edif. Torre Diamen, Chuao. **Los Ruices** Av. Ppal. de los Ruices cruce con 1° Transv., Edif. Principal. **La Urbina** Calle 10, Edif. Anauco. **Guarenas** Centro Comercial Buenaventura, Av. Intercomunal Guarenas - Guatire. **Av. Urdaneta** entre Punceres y Plaza España. **Av. Victoria** Edif. Mediterráneo, Planta Baja. **La Florida** Av. Andrés Bello, Residencias Lido, Planta Baja. **Los Palos Grandes** Av. Andrés Bello, con 4° Transversal. **Boleíta** Av. Rómulo Gallegos, C/C Av. Las Palmas, Local 3, Centro Gerencial Los Andes. **Cumbres De Curumo** Centro Comercial Cumbres de Curumo, P.B. **El Rosal** Av. Francisco. de Miranda, Av. Tamanaco con C. Mohedano, Centro Seguros Sud América, P.B.-M. **La Castellana** Edif. Centro Letonia, Torre ING Bank, frente Av. Eugenio Mendoza y San Felipe, La Castellana. **Carrizal** Centro Médico Docente Los Altos. **EPA San Martín** Av. San Martín, Urb. Industrial San Martín. **Las Esmeraldas** C.C. Trinalta, Av. La Trinidad, El Hatillo. **EPA Los Ruices** Calle A, Zona Industrial Los Ruices. **Los Naranjos** Av. El Paují, C.C. Galerías Los Naranjos, nivel Plaza, Urb. Los Naranjos. **Macaracuay** Centro Comercial Macaracuay Plaza, nivel C-2. **Excelsior Gama Plus** Santa Eduvigis. **Centro Expreso** Centro Comercial Expreso, Chacaito.

Interior: **Valencia** Av. Bolívar, Edif. 109-18. **Barquisimeto** Carrera 19, entre 14 y 15. **Agencia San Cristobal** Centro Comercial Boulevard Pirineos, Planta Baja. **Maracaibo** Av. Bella Vista con Calle 76. **Puerto Ordaz**, Calle Guri cruce con Calle Cuchivero. **Ciudad Ojeda** Carretera N con Av. Intercomunal, frente al Centro Médico Lagunillas. **El Tigre** Av. Intercomunal El Tigre, San José de Guanipa. **Maturín** Av. Bolívar con Calle 4, N° 30.**Maracaibo Zona Industrial** Edif. Wilera I, N° 115-130, P.B., Circunvalación N° 2. **Valencia Zona Industrial** Av. Henry Ford, Centro Comercial Boulevard Industrial Municipal. **Anaco** Sector Noreste del Parcelamiento Anaco, entre Av. Lara y Av. Jose Antonio Anzoátegui. **Barquisimeto (Los Leones)** Av. Los Leones con C. Madrid, dentro de la Policlínica Barquisimeto, Edo. Lara. **Valencia El Viñedo** Boulevard Los Naranjos, Urb. El Viñedo. **Maracay Las Delicias** Urb. Base Aragua, Av. Gral. Páez con 2° Tranvs. **La Victoria** Centro Comercial Ciudad Morichal entre Av. La Victoria y Av. El Peaje, La Victoria. **EPA Turmero** Av. Intercomunal de Turmero, Edo. Aragua. **Puerto La Cruz Las Garzas** Torre BVC entre Intercomunal A. Bello y A. Vespucio. **Makro Mérida** Av. Centenario, Mérida. **Makro Charallave** Av. Intercomunal de Charallave, Sector Paseo Real. **Punto Fijo** Edif. Sede Telcel, Av. Pumarosa con Calle José L. Chirinos, Edo. Falcón. **Makro El Tigre** Av. Intercomunal El Tigre-El Tigrito, El Tigre, Edo. Anzoátegui **Makro Paraguaná** Carretera Los Taques, sector El Taparo, Municipio Los Taques, Punto Fijo, Edo. Falcón. **EPA La Granja** C.C. La Granja, Av Universidad, Valencia. **Porlamar** C.C. Rattan Plaza, Pampatar, Edo. Nueva Esparta. **Makro Valera** Autopista Valera, Edo. Trujillo. **Makro Barinas** Edo. Barinas. **Puerto La Cruz Pozuelos** Av. Nueva Esparta, Sector Las Venecia, Edo. Anzoátegui. **Makro El Vigía** Carretera Panamericana, Edo. Mérida. **Makro Valle de la Pascua** Av. Rómulo Gallegos, Edo. Guárico. **Makro Porlamar** Av. Francisco Fajardo, via a El Valle, Edo. Nueva Esparta. **Cagua** C. Sabana Larga con C. Cagigal, C.C. Trinidad Plaza. **Mérida** Av. Andres Bello, C.C. Europlaza, Urb. Las Delicias. **Makro Acarigua** Av. Vencedores de Araure, Edo. Portuguesa. **Makro Cumana** Av. Rotaria con Av. Carúpano.

In Company Branches: Procter & Gamble, Sorokaima. Procter & Gamble, Barquisimeto. Procter & Gamble, Guatire. Hewlett Packard, Los Palos Grandes. Shell Química, El Rosal. Alimentos Kellogg´s, Maracay. ABB, Los Ruices. Telcel, Caracas. Parmalat, Caracas. Vencemos, Maracaibo. Sincor Jose, Anzoátegui. El Universal, Caracas. Johnson&Johnson, Caracas. Sincor, Caracas. Vencemos, Lara. Sincor, Pariaguán. Bigott, Los Dos Caminos. Bayer, El Rosal. BecoBlohm, Valencia. Leopoldo Aguerrevere, Caracas. EPA Central, Valencia. Río Turbio, Barquisimeto.

Abroad: Grand Cayman Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands.

VENEZOLANO DE CREDITO

Unofficial Convenience Translation

Balance as of June 30, 2008

(In Bolivars)

Venezolano de Crédito, S.A. Banco Universal
Issued and Paid-in Capital 69,888,000
Reserves 312,272,984
RIF: J-000029709

www.venezolano.com

Assets

	6 Months Ended 30/06/2008		6 Months Ended 31/12/2007	
	Venezuela's Operations	Consolidated with Foreign Branches and Offices	Venezuela's Operations	Consolidated with Foreign Branches and Offices
Cash and Due from Banks	1,176,196,272	1,179,548,549	1,144,291,761	1,145,167,952
Cash	139,149,797	139,251,217	123,705,830	123,807,256
Banco Central de Venezuela	910,521,361	910,521,361	975,539,205	973,539,205
Due from Domestic Banks and Other Financial Institutions	58	58	56	56
Due from Foreign Banks and Correspondents	3,592,623	6,676,600	16,186,721	18,888,108
Due from Main Office and Branches	0	0	0	0
Clearing House Funds	122,902,438	123,099,313	28,859,949	28,933,328
(Allowances for Cash and Due from Banks)	0	0	0	0
Investments Securities	561,381,224	757,827,905	774,367,106	814,044,423
Placements in Banco Central de Venezuela and Interbanking Transactions	555,903,135	562,607,078	764,071,041	770,362,942
Trading Investment Securities	0	0	0	0
Available-for-Sale Investment Securities	5,478,089	5,518,217	10,296,065	10,336,193
Held-to-Maturity Investment Securities	0	171,395,915	0	172,602,372
Restricted Cash Investments	0	18,305,895	0	10,742,916
Other Investment Securities	0	0	0	0
(Allowance for Investments Securities)	0	0	0	0
Loan Portfolio	1,709,817,839	1,709,817,839	1,671,248,150	1,671,248,150
Current Loans	1,717,295,358	1,717,295,358	1,688,897,050	1,688,897,050
Restructured Loans	2,207,912	2,207,912	2,733,062	2,733,062
Past-Due Loans	10,967,304	10,967,420	4,198,856	4,198,856
Loans in Litigation	4,359,445	4,359,445	3,939,649	3,939,649
(Allowance for Loan Portfolio)	-25,012,180	-25,012,296	-22,520,467	-22,520,467
Interest and Commissions Receivables	31,108,269	31,522,248	28,337,938	29,604,975
Accrued Interest Receivable from Cash and Due from Banks	1,882	1,882	42,474	42,474
Accrued Interest Receivable from Investments Securities	4,757,683	5,171,662	7,434,034	8,701,071
Accrued Interest Receivable from Loan Portfolio	24,389,149	24,389,149	20,962,590	20,962,590
Commissions Receivable	2,272,860	2,272,860	59,270	59,270
Accrued Interest and Comissions Receivable from Other Accounts Receivable	0	0	0	0
(Allowance for Accrued Interest Receivable and Other)	-313,305	-313,305	-160,430	-160,430
Investments in Subsidiaries, Affiliates and Branches	38,983,621	5,233,202	19,901,766	5,225,884
Investments in Subsidiaries and Affiliates	5,261,503	5,261,503	5,254,185	5,254,185
Investments in Branches	33,750,419	0	14,675,882	0
(Allowance for Investments in Subsidiaries, Affiliates and Branches)	-28,301	-28,301	-28,301	-28,301
Foreclosed Assets	2,944,200	2,944,200	707,325	707,325
Premises and Equipments	31,153,593	31,153,593	28,694,315	28,694,315
Other Assets	26,903,764	27,095,839	49,024,457	49,138,739
Total Assets	3,578,458,782	3,745,142,565	3,722,572,818	3,849,831,763

Memorandun Accounts

Contingent Debit Accounts	221,174,070	221,304,082	219,164,576	219,294,588
Trust Assets	898,278,093	898,278,093	826,466,567	826,466,567
Other Trusts	0	0	0	0
Debtor Accounts for Other Trust Charges				
(Housing Trust in Regime de Vivienda y Hábitat)	0	0	0	0
Other Debtor Accounts of the Residential Housing Savings Plan Estate Mutual Fund	0	0	0	0
Other Debit Memorandum Accounts	4,241,617,285	4,241,655,888	3,851,480,953	3,851,519,556
Other Debit Registration Accounts	0	0	0	0

Liabilities

	6 Months Ended 30/06/2008		6 Months Ended 31/12/2007	
	Venezuela's Operations	Consolidated with Foreign Branches and Offices	Venezuela's Operations	Consolidated with Foreign Branches and Offices
Customers' Deposits	2,974,595,869	3,141,113,979	3,115,345,373	3,260,957,105
Deposits in Current Accounts	1,844,562,024	1,729,576,050	1,815,677,477	1,891,207,773
Non-Interest Bearing Current Accounts	1,038,463,690	1,038,463,690	1,139,020,763	1,139,020,763
Interest Bearing Current Accounts	606,098,334	691,112,360	676,656,714	752,187,010
Other Demand Obligations	673,941,633	674,061,205	656,118,569	656,131,507
Money Transaction Table Obligation	0	0	0	0
Savings Deposits	526,509,811	526,509,811	527,101,066	527,101,066
Time Deposits	459,758	1,650,455	13,089,545	13,659,812
Investment Securities Issued by the Bank	0	0	0	0
Restricted Customer's Deposits	56,006,671	136,200,486	56,009,977	125,508,164
Rights and Participations in Investment Securities	73,115,972	73,115,972	47,348,689	47,348,689
Obligations with Banco Central de Venezuela	0	0	0	0
Deposits and Obligations with Banco Nacional de Vivienda y Hábitat	0	0	0	0
Other Borrowings	77,805,673	77,805,673	127,556,509	128,456,794
Oblig. with Domestic Financial Institutions Due in One Year or Less	55,600,750	55,600,750	31,627,624	31,627,624
Obligations with Domestic Financial Institutions Due Over One Year	0	0	0	0
Oblig. with Foreign Financial Institutions Due in One Year or Less	21,254,943	21,254,943	44,422,557	45,322,342
Obligations with Foreign Financial Institutions Due Over One Year	0	0	0	0
Obligations Resulting from Other Borrowings Due in One Year or Less	0	0	50,430,340	50,430,340
Obligations Resulting from Other Borrowings Due Over One Year	949,930	949,930	1,075,988	1,075,988
Other Financial Intermediation Obligations	12,970,723	12,970,723	16,891,051	16,891,051
Interest and Commissions Payable	1,865,692	1,867,084	2,072,551	2,074,214
Accrued Expenses for Customer's Deposits	1,815,144	1,816,536	1,944,442	1,946,105
Accrued Expenses for Obligations with Banco Central de Venezuela	0	0	0	0
Accrued Expenses for Deposits and Obligations with Banco Nacional de Vivienda y Hábitat	0	0	0	0
Accrued Expenses for Other Borrowings	50,548	50,548	128,109	128,109
Accrued Expenses for Other Financial Intermediation Obligations	0	0	0	0
Accrued Expenses for Obligations Others	0	0	0	0
Accrued Expenses for Underlying Obligations	0	0	0	0
Accruals and Other Liabilities	129,059,891	129,224,172	137,375,091	118,120,805
Underlying Obligations	0	0	0	0
Obligations Other	0	0	0	0
Total Liabilities	3,196,297,798	3,362,981,581	3,399,240,525	3,526,499,470
Operations	0	0	0	0

Stockholders' Equity

Capital Stock	69,888,000	69,888,000	69,888,000	69,888,000
Paid-in Capital	69,888,000	69,888,000	69,888,000	69,888,000
Obligations Convertibles into Shares	0	0	0	0
Unconsolidated Equity Contributions	27,385,896	27,385,896	27,385,896	27,385,896
Capital Reserves	76,931,843	76,931,843	71,894,728	71,894,728
Adjustments to Stockholders' Equity	0	0	0	0
Retained Earnings	199,019,297	199,019,297	152,945,246	152,945,246
Unrealized Gain or Loss on Available-for-Sale Investment Securities	8,935,948	8,935,948	1,218,423	1,218,423
(Treasury Stock)	0	0	0	0
Total Stockholder's Equity	382,160,984	382,160,984	323,332,293	323,332,293
Total Liabilities and Stockholders' Equity	3,578,458,782	3,745,142,565	3,722,572,818	3,849,831,763

Trust Assets (details)

Type of Trust	Individual	Entities	Central Administration	Public, State, Municipal and Central Administrations	Descentralized Entities and Other Entities with Special Regime	Total
Investment	1,534,867	9,509,815	0	0	0	11,044,682
Guaranty	0	42,190,081	0	0	0	42,190,081
Administration	1,771,233	815,499,357	124,761	75,671	460,984	817,932,006
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	3,306,100	867,199,253	124,761	75,671	460,984	871,166,769

Complementary Information

Transferred Investments	138,894,026
Monthly Loans to Agricultural Sector	10,393,930
Accumulated Loans To Agricultural Sector	243,768,021
Deposits of Official Entities	77,258,972
Micro Credits	61,841,573
Loans to the Tourism Sector, according to current Legislation	42,549,041
Indexed Mortgage Loans Under The Housing Savings System	41,163,276
Stockholder's Equity Index	10.20%

Statement of Published Earnings for the Period from January 01, 2008 - June 30, 2008 (In Bolivars)

	6 Months Ended 30/06/2008		6 Months Ended 31/12/2007	
	Venezuela's Operations	Consolidated with Foreign Branches and Offices	Venezuela's Operations	Consolidated with Foreign Branches and Offices
Financial Income	262,899,328	265,518,881	183,059,408	187,163,571
Cash and Due from Banks	4,959	48,304	4,591	58,257
Investments Securities	49,711,349	52,282,196	65,020,554	69,064,191
Loan Portfolio	210,672,576	210,672,578	115,575,666	115,575,666
Other Accounts Receivable	2,503,020	2,508,381	2,455,066	2,457,926
Investments in Subsidiaries, Affiliates and Branches	0	0	0	0
Main Office and Branches	0	0	0	0
Other	7,424	7,424	3,531	3,531
Financial Expenses	71,427,912	71,575,134	45,945,450	46,581,490
Customers' deposit	70,157,414	70,302,559	44,625,670	45,259,670
Obligations with Banco Central de Venezuela	0	0	0	0
Deposits and Obligations with Banco Nacional de Vivienda y Hábitat	0	0	0	0
Other Borrowings	1,146,003	1,148,080	1,102,282	1,103,716
Other Financial Intermediation Obligations	44,800	44,800	140,020	140,020
Underlying Obligations	0	0	0	0
Others Obligations	0	0	0	0
Main Office and Branches	0	0	0	0
Other	79,695	79,695	77,478	78,084
Gross Financial Margin	191,471,416	193,943,747	137,113,958	140,582,081
Income From Recovery of Financial Assets	65,620	65,620	303,723	303,723
Expenses for Uncollectible and Impaired Financial Assets	2,159,609	2,159,725	7,603,786	7,603,786
Uncollectible Loans and Other Accounts Receivable	2,159,609	2,159,725	7,603,786	7,603,786
Allowance and Adjustments	0	0	0	0
Net Financial Margin	189,377,427	191,849,642	129,813,895	133,282,018
Other Operating Income	55,799,954	54,052,299	69,230,190	66,377,226
Other Operating Expenses	8,370,274	8,576,996	5,416,931	5,582,874
Financial Intermediation Margin	236,807,107	237,324,945	193,627,154	194,076,370

	6 Months Ended 31/12/2007		6 Months Ended 30/06/2007	
	Venezuela's Operations	Consolidated with Foreign Branches and Offices	Venezuela's Operations	Consolidated with Foreign Branches and Offices
Less-Operating Expenses	112,674,408	113,079,051	96,556,678	96,872,838
Personnel	58,312,132	58,352,334	54,535,841	54,579,247
General and Administrative	44,347,629	44,712,000	33,873,543	34,146,297
Contributions to Fondo de Garantía de Depósitos y Protección Bancaria	7,875,443	7,875,443	6,228,035	6,228,035
Contributions To Superintendencia de Bancos y Otras Instituciones Financieras	2,139,204	2,139,204	1,919,259	1,919,259
Gross Operating Margin	124,132,699	124,245,894	97,070,476	97,203,532
Income from Foreclosed Assets	2,924,493	2,924,493	1,005,864	1,005,864
Income from Special Programs	0	0	0	0
Miscellaneous Operating Income	9,323,991	9,352,718	10,063,588	10,067,505
Expenses for Foreclosed Assets	370,610	370,610	604,464	604,464
Expenses for Depreciation, Amortization and Impaired Miscellaneous Assets	0	0	312,730	312,730
Miscellaneous Operating Expenses	8,796,778	8,938,060	5,853,830	5,946,666
Net Operating Margin	127,213,795	127,213,795	101,368,904	101,413,041
Extraordinary Income	842,273	842,273	12,241,680	12,241,680
Extraordinary Expenses	713,783	713,783	371,000	415,137
Gross Income Before Taxes	127,342,285	127,342,285	113,239,584	113,239,584
Income Tax	26,600,000	26,600,000	16,900,000	16,900,000
Net Income	100,742,285	100,742,285	96,339,584	96,339,584
Net Income Allocation				
Legal Reserve	5,037,114	5,037,114	7,630,730	7,630,730
Statutory Dividends				
Board of Directors	9,096,080	9,096,080	8,174,934	8,174,934
Officers and Employees	0	0	0	0
Other Capital Reserves	0	0	0	0
Income for the Period	86,609,091	86,609,091	80,533,920	80,533,920
Losep Contributions	916,462	916,462	881,646	881,646

Financial Ratios

1. Stockholders' Equity

1.1 (Stockholders' Equity+Operations) / Total Assets x 100 = 10.68

1.2 Non-Yielding Assets / (Stockholders' Equity+Operations) x 100 = 326.53

2. Banking Solvency and Assets' Quality

2.1 Allowance for Loan Portfolio Losses / Gross Loan Portfolio x 100 = 1.44

2.2 Gross Immobilized Portfolio / Gross Loan Portfolio x 100 = 0.88

3. Management

3.1 (Personnel Expenses+Operating Expenses) / Average Yielding Asset x 100 = 6.10

3.2 (Personnel Expenses+Operating Expenses) / Financial Income x 100 = 39.05

4. Profitability

4.1 Net Income / Average Asset x 100 = 5.44

4.2 Net Income / Average Stockholder's Equity x 100 = 65.06

5. Liquidity

5.1 Current Assets / Deposits from the Public x 100 = 38.54

5.2 (Current Assets+Investments in Negotiable Instruments) / Deposits from the Public x 100 = 58.41

Management Board

President
Oscar García Mendoza
Principal Directors
José Rafael Lovera
Rafael Alfonzo Hernández
José Manuel Velutini
Jorge Almándoz Marte
Olga M. Berrizbeitia Pérez
Ramón Abascal Alvarez
Alternate Directors
Gonzalo Parra Aranguren (de permiso)
Agustín Gabaldón
José Pío Hernández
José Grasso Vecchio
Germán García-Velutini
Joaquín Urbano Berrizbeitia
Luisa Urbano Berrizbeitia
Principal Commissaires
Aura Elena Agüero
Hermann Jost
Alternate Commissaires
Maigualida Cisneros
Adriana Rojo

Oscar García Mendoza, President
Ana I. Martínez Mena, Secretary
María Susana Rodríguez, Controller
Vicente A. Alvis Salas, Accountant

Branches and Service Offices:

Caracas - *Venezolano de Crédito Main Office:* Urb. San Bernardino, Av. Alameda, Edif. Venezolano de Crédito, P.B. Telf. 806.6111. *Oficina Centro:* Sur 2, Nº 7, Monjas a San Francisco. *Sucursales:* Del Oeste Av. España, Nº 29, Catia. La California Av. Francisco de Miranda, C. Residencial La California, Edif. Nº 9. La Trinidad Centro Comercial Sorocaima, Av. La Trinidad con Calle San Miguel. Bello Monte Res. Balpeca, Esquina Calles Las Ciencias y Edison. Chacao Edif. EXA, Av. Libertador. El Paraíso Centro Plaza Páez. San Luis Centro Comercial San Luis. La Yaguara Av. García González De Silva, Esquina con Calle 8. Mata De Coco Centro Comercial Mata de Coco. San Bernardino Av. Vollmer, Edif. C.A. La Electricidad de Caracas. Galerías Bolívar Boulevard de Sabana Grande. Las Mercedes Edif. BVC, Calle Londres. Mene Grande Av. Francisco de Miranda, Edif. Mene Grande. Sabucan Av. Rómulo Gallegos, Edif. Las Américas, Locales A,B y C. La Lagunita Av. Sur, Zona B. Av. Libertador Centro Comercial Av. Libertador, entre C. Negrín y Av. Libertador, Nivel P2. Prados Del Este Av. Paseo, Centro Comercial El Morichal. La Estancia Av. La Estancia, Edif. Torre Diamen, Chuao. Los Ruices Av. Ppal. de los Ruices cruce con 1ª Transv., Edif. Principal. La Urbina Calle 10, Edif. Anauco. Guarenas Centro Comercial Buenaventura, Av. Intercomunal Guarenas - Guatire. Av. Urdaneta entre Punceres y Plaza España. Av. Victoria Edif. Mediterráneo, Planta Baja. La Florida Av. Andrés Bello, Residencias Lido, Planta Baja. Los Palos Grandes Av. Andrés Bello, con 4ª Transversal. Boleíta Av. Rómulo Gallegos, C/C Av. Las Palmas, Local 3. Centro Gerencial Los Andes. Cumbres De Curumo Centro Comercial Cumbres de Curumo, P.B. El Rosal Av. Francisco de Miranda, Av. Tamanaco con C. Mohedano, Centro Seguros Sud América, P.B.-M. La Castellana Edif. Centro Letonia, Torre ING Bank. Santa Av. Eugenio Mendoza y San Felipe, La Castellana. Centro Médico Docente La Trinidad, Los Altos. EPA San Martín Av. San Martín, Urb. Industrial San Martín. Las Esmeraldas C.C. Trinidad, Av. La Trinidad. El Hatillo. EPA Los Ruices Calle A, Zona Industrial Los Ruices. Los Naranjos Av. El Pauji, C.C. Galerías Los Naranjos, nivel Plaza, Urb. Los Naranjos. Macaracuay Centro Comercial Macaracuay Plaza, nivel C-2. Excelsior Gama Plus Santa Eduvigis. Centro Express Centro Comercial Expreso, Chacaíto.

Interior: Valencia Av. Bolívar, Edif. 109-18. Barquisimeto Carrera 19, entre 14 y 15. Agencia San Cristóbal Centro Comercial Boulevard Pirineos, Planta Baja. Maracaibo Av. Bella Vista con Calle 76. Puerto Ordaz, Calle Guri cruce con Calle Cachivero. Ciudad Ojeda Carretera N con Av. Intercomunal, frente al Centro Médico Lagunillas. El Tigre Av. Intercomunal El Tigre, San José de Guanipa. Maturín Av. Bolívar con Calle 4, Nº 30. Maracaibo Zona Industrial Edif. Wilera I, Nº 115-130, P.B., Circunvalación Nº 2. Valencia Zona Industrial Av. Henry Ford, Centro Comercial Boulevard Industrial Municipal. Anaco Sector Noreste del Parcelamiento Anaco, entre Av. Lara y Av. José Antonio Anzoátegui. Barquisimeto (Los Leones) Av. Los Leones con C. Madrid, dentro de la Policlínica Barquisimeto, Edo. Lara. Valencia El Viñedo Boulevard Las Naranjas, Urb. El Viñedo. Maracay Las Delicias Urb. Base Aragua, Av. Gral. Páez con 2ª Transv. La Victoria Centro Comercial Ciudad Morichal entre Av. La Victoria y Av. El Peaje, La Victoria. EPA Turmero Av. Intercomunal de Turmero, Edo. Aragua. Puerto La Cruz Las Garzas Torre BVC entre Intercomunal A. Bello y A. Vespucio. Makro Mérida Av. Centenario, Mérida. Makro Charallave Av. Intercomunal de Charallave, Sector Paseo Real. Punto Fijo Edif. Sede Telcel, Av. Pumarosa con Calle José L. Chirinos, Edo. Falcón. Makro El Tigre Av. Intercomunal El Tigre-El Tigrito, El Tigre, Edo. Anzoátegui. Makro Paraguaná Carretera Los Taques, sector El Taparo, Municipio Los Taques, Punto Fijo, Edo. Falcón. EPA La Granja C.C. La Granja, Av Universidad, Valencia. Porlamar C.C. Rattan Plaza, Pampatar, Edo. Nueva Esparta. Makro Valera Autopista Valera, Edo. Trujillo. Makro Barinas Edo. Barinas. Puerto La Cruz Paseo Los Av. Nueva Esparta, Sector Las Venecia, Edo. Anzoátegui. Makro El Vigía Carretera Panamericana, Edo. Mérida. Makro Valle de la Pascua Av. Rómulo Gallegos, Edo. Guárico. Makro Porlamar Av. Francisco Fajardo, vía a El Valle, Edo. Nueva Esparta. Cagua C. Sabana Larga con C. Cagigal. C.C. Trinidad Plaza. Mérida Av. Andrés Bello, C.C. Europlaza, Urb. Las Delicias. Makro Acarigua Av. Vencedores de Araure, Edo. Portuguesa. Makro Cumaná Av. Rotaria con Av. Cariaco.

In Company Branches: Procter & Gamble, Sorokaima. Procter & Gamble, Barquisimeto. Procter & Gamble, Centro. Hewlett Packard, Los Palos Grandes. Shell Química, El Rosal. Alimentos Kellogg's, Maracay. ABB, Los Ruices. Telcel, Caracas. Pamalat, Caracas. Venceremos, Maracaibo. Sincor Jose, Anzoátegui. El Universal, Caracas. Johnson&Johnson, Caracas. Sincor, Caracas. Venceremos, Lara. Sincor, Pariaguán. Bigott, Los Dos Caminos. Bayer, El Rosal. BeccoBlohm, Valencia. Leopoldo Aguerrevere, Caracas. EPA Central, Valencia. Río Turbio, Barquisimeto.

Abroad: Grand Cayman Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands.

VENEZOLANO DE CREDITO

Unofficial Convenience Translation

Balance as of July 31, 2008

(In Bolivars)

Venezolano de Crédito, S.A., Banco Universal
Issued and Paid-in Capital 69,888,000
Reserves 312,333,416
RIF: J-000029709

www.venezolano.com

Assets

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Cash and Due from Banks	954,435,935	957,668,354
Cash	135,781,085	135,882,510
Banco Central de Venezuela	687,829,271	687,829,271
Domestic Banks and Other Financial Institutions	0	0
Foreign Banks and Correspondents	5,329,721	8,468,818
Main Office and Branches	0	0
Clearing House Funds	125,495,858	125,507,755
(Allowances for Cash and Due from Banks)	0	0
Investments Securities	870,177,825	1,052,093,892
Placements in Banco Central de Venezuela and Interbanking Transactions	845,337,904	853,292,716
Trading Securities	0	0
Available for Sale Securities	5,538,521	5,578,649
Held to maturity Securities	19,301,400	174,916,642
Restricted Cash Investment	0	18,305,885
Other Securities	0	0
(Allowance for Investment Securities)	0	0
Loan Portfolio	1,701,173,587	1,701,173,676
Current Loans	1,692,536,943	1,692,536,943
Restructured Loans	2,032,309	2,032,309
Past-due Loans	27,195,869	27,196,074
Loans in Litigation	4,736,646	4,736,646
(Allowance for Loan Portfolio)	(25,328,180)	(25,328,296)
Interest and Commissions Receivable	31,574,860	31,985,200
Accrued Interest Receivable from Cash and Due from Banks	5,491	5,491
Accrued Interest Receivable from Investments Securities	7,203,122	7,613,462
Accrued Interest Receivable from Loan Portfolio	24,210,390	24,210,390
Commissions Receivable	469,162	469,162
Accrued Interest and Commissions Receivable from Other Accounts Receivable	0	0
(Allowance for Accrued Interest Receivable and Other)	(313,305)	(313,305)
Investments in Subsidiaries, Affiliates and Branches	18,247,196	5,234,082
Investments in Subsidiaries and Affiliates	5,262,383	5,262,383
Investments in Branches	13,013,114	0
(Allowance for Investments in Subsidiaries, Affiliates and Branches)	(28,301)	(28,301)
Foreclosed Assets	2,812,515	2,812,515
Premises and Equipments	31,322,507	31,322,507
Other Assets	29,605,811	29,776,498
Total Assets	3,639,350,236	3,812,086,724

Memorandum Accounts

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Contingent Debit Accounts	225,251,412	225,381,424
Trust Assets	916,010,019	916,010,019
Other Trusts	0	0
Debit Accounts for Other Trust Charges (Housing Trust (in Regime de Vivienda y Hábitat)	0	0
Other Debit Accounts of the Residential Housing Savings Plan	0	0
Other Debit Memorandum Accounts	4,320,058,202	4,320,096,805
Other Debit Registration Accounts	0	0

Liabilities

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Customers' Deposits	2,999,583,741	3,172,132,752
Deposits in Current Accounts	1,745,106,538	1,834,061,610
Non-Interest Bearing Current Accounts	1,106,678,205	1,106,678,205
Interest Bearing Current Accounts	638,428,333	727,383,405
Other Demand Obligations	550,796,929	551,017,142
Money Transaction Table Obligations	0	0
Savings Deposits	577,000,128	577,000,128
Time Deposits	1,559,758	2,108,733
Securities Issued by the Bank	0	0
Restricted Customer's Deposits	47,798,702	130,625,453
Rights and Participations on Securities	77,321,686	77,321,686
Obligations with Banco Central de Venezuela	0	0
Deposits and Obligations with Banco Nacional de Vivienda y Hábitat	0	0
Other Borrowings	77,590,058	77,590,058
Oblig. with Domestic Financ. Instit. Due in One Year or Less	54,527,797	54,527,797
Oblig. with Domestic Financ. Instit. Due Over One Year	0	0
Oblig with Foreign Financ. Instit. Due in One Year or Less	22,142,280	22,142,280
Oblig. with Foreign Financ. Instit. Due Over One Year	0	0
Oblig. Resulting from Other Borrowings Due in One Year or Less	0	0
Oblig. Resulting from Other Borrowings Due Over One Year	919,981	919,981
Other Financial Intermediation Obligations	17,585,093	17,585,093
Interest and Commissions Payable	1,106,620	1,108,170
Accrued Expenses for Customer's Deposits	1,081,057	1,082,607
Accrued Expenses for Obligations with Banco Central de Venezuela	0	0
Accrued Expenses for Deposits and Obligations with Banco Nacional de Vivienda y Hábitat	0	0
Accrued Expenses for Other Borrowings	25,563	25,563
Accrued Expenses for Other Financ. Intermediation Obligations	0	0
Accrued Expenses for Obligations Other	0	0
Accrued Expenses for Subordinated Obligations	0	0
Accruals and Other Liabilities	143,640,924	143,826,851
Subordinated Obligations	0	0
Obligations Other	0	0
Total Liabilities	3,239,506,436	3,412,242,924
Operations	17,622,384	17,622,384

Stockholders' Equity

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Capital Stock	69,888,000	69,888,000
Paid-in Capital	69,888,000	69,888,000
Obligations Convertible into Shares	0	0
Uncapitalized Equity Contributions	27,385,896	27,385,896
Capital Reserves	78,931,843	78,931,843
Adjustments to Stockholders' Equity	0	0
Retained Earnings	199,019,297	199,019,297
Unrealized Gain or Loss on Available for Sale Securities	8,996,380	8,996,380
(Treasury Stock)	0	0
Total Stockholders' Equity	382,221,416	382,221,416
Total Liabilities and Stockholders' Equity	3,639,350,236	3,812,086,724

Trust Assets (details)

Type of Trust	Individuals	Corporate Entities	Central Administration	Public, State, Municipal and Central Administrations	Descentralized Entities and Other Entities with Special Regime	Total
Investment	1,617,031	10,367,943	0	0	0	11,984,974
Guaranty	0	27,450,402	0	0	0	27,450,402
Administration	1,828,845	868,621,683	132,516	80,411	495,577	871,159,032
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	3,445,876	906,440,028	132,516	80,411	495,577	910,594,408

Complementary Information

Transferred Investments	134,678,314
Loans to Agricultural Sector	15,777,000
Accumulated Loans To Agricultural Sector	241,189,275
Deposits of Official Entities	86,693,974
Micro Credits	63,083,500
Loans to Tourism Sector in accordance to the legislation in force	41,823,262
Mortgages in accordance to the Special Law on Protection to the Mortgage Creditor	44,635,571
Return on Assets	10.49%

Statement of Published Earnings for the Period from Jul 01, 2008 - Jul 31, 2008

(In Bolivars)

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Financial Income	47,210,453	47,516,183
Cash and Due from Banks	1,622	11,892
Investments Securities	9,618,273	9,913,733
Loan Portfolio	37,130,082	37,130,082
Other Accounts Receivable	460,476	460,476
Investments in Subsidiaries, Affiliates and Branches	0	0
Main Office and Branches	0	0
Other	0	0
Financial Expenses	11,862,017	11,878,675
Customers' Deposit	11,721,540	11,738,197
Obligations with Banco Central de Venezuela	0	0
Deposits and Obligations with Banco Nacional de Vivienda y Hábitat	0	0
Other Borrowings	128,373	128,374
Other Financial Intermediation Obligations	0	0
Underlying Obligations	0	0
Others Obligations	0	0
Main Office and Branches	0	0
Other	12,104	12,104
Gross Financial Margin	35,348,436	35,637,508
Income from Recovery of Financial Assets	0	0
Expenses for Uncollectible and Impaired Financial Assets	391,963	391,963
Uncollectible Loans and Other Accounts Receivable	391,963	391,963
Allowances and Adjustments	0	0

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Net Financial Margin	34,956,473	35,245,545
Other Operating Income	7,644,297	7,513,582
Other Operating Expenses	1,298,574	1,382,835
Financial Intermediation Margin	41,302,196	41,376,292
Less-Operating Expenses	19,831,010	19,884,119
Personnel	10,632,533	10,653,634
General and Administrative	7,701,725	7,733,733
Contributions to Fondo de Garantía de Depósitos y Protección Bancaria	1,140,218	1,140,218
Contributions to Superintendencia de Bancos y Otras Instituciones Financieras	356,534	356,534
Gross Operating Margin	21,471,186	21,492,173
Income from Foreclosed Assets	27,403	27,403
Income from Special Programs	0	0
Miscellaneous Operating Income	770,900	771,708
Expenses for Foreclosed Assets	147,491	147,491
Expenses for Depreciation, Amortization and Impaired Miscellaneous Assets	0	0
Miscellaneous Operating Expenses	454,849	476,644
Net Operating Margin	21,667,149	21,667,149
Extraordinary Income	15,235	15,235
Extraordinary Expenses	60,000	60,000
Gross Income Before Income Taxes	21,622,384	21,622,384
Income Taxes	4,000,000	4,000,000
Net Income	17,622,384	17,622,384

Financial Ratios

1. Stockholders' Equity

1.1 $\frac{\text{(Stockholders' Equity+Operations)}}{\text{Total Assets}} \times 100 = 10.99$

1.2 $\frac{\text{Non-Yielding Assets}}{\text{(Stockholders' Equity+Operations)}} \times 100 = 270.45$

2. Banking Solvency and Assets' Quality

2.1 $\frac{\text{Allowance for Investment Securities}}{\text{Gross Loan Portfolio}} \times 100 = 1.47$

2.2 $\frac{\text{Gross Immobilized Portfolio}}{\text{Gross Loan Portfolio}} \times 100 = 1.85$

3. Management

3.1 $\frac{\text{(Personnel Expenses + Operating Expenses)}}{\text{Average Yielding Asset}} \times 100 = 9.07$

3.2 $\frac{\text{(Personnel Expenses + Operating Expenses)}}{\text{Financial Income}} \times 100 = 38.84$

4. Profitability

4.1 $\frac{\text{Net Income}}{\text{Average Asset}} \times 100 = 5.86$

4.2 $\frac{\text{Net Income}}{\text{Average Stockholder's Equity}} \times 100 = 56.33$

5. Liquidity

5.1 $\frac{\text{Current Assets}}{\text{Deposits from the Public}} \times 100 = 39.54$

5.2 $\frac{\text{(Current Assets + Investments in Negotiable Instruments)}}{\text{Customer's Deposits}} \times 100 = 60.83$

Management Board

President
Oscar García Mendoza

Principal Directors
José Rafael Lovera
Rafael Alfonzo Hernández
José Manuel Velutini
Jorge Almándoz Marte
Olga M. Berrizbeitia Pérez
Ramón Abascal Alvarez

Alternate Directors
Gonzalo Parra Aranguren (On leave)
Agustín Gabaldón
José Pío Hernández
José Grasso Vecchio
Germán García-Velutini
Joaquín Urbano Berrizbeitia
Luisa Urbano Berrizbeitia

Principal Commissaires
Aura Elena Agüero
Hermann Jost

Alternate Commissaires
Maigualida Cisneros
Adriana Rojo

Oscar García Mendoza
President

Ana I. Martínez Mena
Secretary

Rosa Francia González
Controller (E)

Vicente A. Alvis Salas
Accountant

Branches and Service Offices:

Caracas - Venezolano de Crédito Main Office: Urb. San Bernardino, Av. Alameda, Edif. Venezolano de Crédito, P.B. Telf. 806.6111. *Oficina Centro:* Sur 2, N° 7, Monjas a San Francisco. **Sucursales: Del Oeste** Av. España, N° 29, Catia. **La California** Av. Francisco de Miranda, C. Residencial La California, Edif. N° 9. **La Trinidad** Centro Comercial Sorocaima, Av. La Trinidad con Calle San Miguel. **Bello Monte** Res. Batpeca, Esquina Calles Las Ciencias y Edison. **Chacao** Edif. EXA. Av. Libertador. **El Paraíso** Centro Plaza Páez. **San Luis** Centro Comercial San Luis. **La Yaguara** Av. Garcí González Da Silva, Esquina con Calle 8. **Mata De Coco** Centro Comercial Mata de Coco. **San Bernardino** Av. Vollmer, Edif. C.A. La Electricidad de Caracas. **Galerías Bolívar** Boulevard de Sabana Grande. **Las Mercedes** Edif. BVC, Calle Londres. **Mene Grande** Av. Francisco de Miranda, Edif. Mene Grande. **Sebucan** Av. Rómulo Gallegos, Edif. Las Américas, Locales A,B y C. **La Lagunita** Av. Sur, Zona B. **Av. Libertador** Centro Comercial Av. Libertador, entre C. Negrin y Av. Libertador, Nivel P2, **Prados Del Este** Av. Paseo, Centro Comercial El Morichal. **La Estancia** Av. La Estancia, Edif. Torre Diamen, Chuao. **Los Ruices** Av. Ppal. de los Ruices cruce con 1ª Transv., Edif. Principal. **La Urbina** Calle 10, Edif. Anauco. **Guarenas** Centro Comercial Buenaventura, Av. Intercomunal Guarenas - Guatire. **Av. Urdaneta** entre Punceres y Plaza España. **Av. Victoria** Edif. Mediterráneo, Planta Baja. **La Florida** Av. Andrés Bello, Residencias Lido, Planta Baja. **Los Palos Grandes** Av. Andrés Bello, con 4ª Transversal. **Boleita** Av. Rómulo Gallegos, C/C Av. Las Palmas, Local 3, Centro Gerencial Los Andes. **Cumbres De Curumo** Centro Comercial Cumbres de Curumo, P.B. **El Rosal** Av. Francisco. de Miranda, Av. Tamanaco con C. Mohedano, Centro Seguros Sud América, P.B.-M. **La Castellana** Edif. Centro Letonia, Torre ING Bank, frente Av. Eugenio Mendoza y San Felipe, La Castellana. **Carrizal** Centro Médico Docente Los Altos. **EPA San Martín** Av. San Martín, Urb. Industrial San Martín. **Las Esmeraldas** C.C. Trinalta, Av. La Trinidad, El Hatillo. **EPA Los Ruices** Calle A, Zona Industrial Los Ruices. **Los Naranjos** Av. El Paují, C.C. Galerías Los Naranjos, nivel Plaza, Urb. Los Naranjos. **Macaracuay** Centro Comercial Macaracuay Plaza, nivel C-2. **Excelsior Gama Plus** Santa Eduvigis. **Centro Expreso** Centro Comercial Expreso, Chacaíto. **Santa Fe** Centro Comercial Santa Fe.

Interior: **Valencia** Av. Bolívar, Edif. 109-18. **Barquisimeto** Carrera 19, entre 14 y 15. **Agencia San Cristóbal** Centro Comercial Boulevard Pirineos, Planta Baja. **Maracaibo** Av. Bella Vista con Calle 76. **Puerto Ordaz**, Calle Guri cruce con Calle Cuchivero. **Ciudad Ojeda** Carretera N con Av. Intercomunal, frente al Centro Médico Lagunillas. **El Tigre** Av. Intercomunal El Tigre, San José de Guanipa. **Maturín** Av. Bolívar con Calle 4, N° 30. **Maracaibo Zona Industrial** Edif. Wilera I, N° 115-130, P.B., Circunvalación N° 2. **Valencia Zona Industrial** Av. Henry Ford, Centro Comercial Boulevard Industrial Municipal. **Anaco** Sector Noreste del Parcelamiento Anaco, entre Av. Lara y Av. Jose Antonio Anzoátegui. **Barquisimeto (Los Leones)** Av. Los Leones con C. Madrid, dentro de la Policlínica Barquisimeto, Edo. Lara. **Valencia El Viñedo** Boulevard Los Naranjos, Urb. El Viñedo. **Maracay Las Delicias** Urb. Base Aragua, Av. Gral. Páez con 2ª Tranvs. **La Victoria** Centro Comercial Ciudad Morichal entre Av. La Victoria y Av. El Peaje, La Victoria. **EPA Turmero** Av. Intercomunal de Turmero, Edo. Aragua. **Puerto La Cruz Las Garzas** Torre BVC entre Intercomunal A. Bello y A. Vespucio. **Makro Mérida** Av. Centenario, Mérida. **Makro Charallave** Av. Intercomunal de Charallave, Sector Paseo Real. **Punto Fijo** Edif. Sede Telcel, Av. Pumarosa con Calle José L. Chirinos, Edo. Falcón. **Makro El Tigre** Av. Intercomunal El Tigre-El Tigrito, El Tigre, Edo. Anzoátegui. **Makro Paraguaná** Carretera Los Taques, sector El Taparo, Municipio Los Taques, Punto Fijo, Edo. Falcón. **EPA La Granja** C.C. La Granja, Av Universidad, Valencia. **Porlamar** C.C. Rattan Plaza, Pampatar, Edo. Nueva Esparta. **Makro Valera** Autopista Valera, Edo. Trujillo. **Makro Barinas** Edo. Barinas. **Puerto La Cruz Pozuelos** Av. Nueva Esparta, Sector Las Venecia, Edo. Anzoátegui. **Makro El Vigía** Carretera Panamericana, Edo. Mérida. **Makro Valle de la Pascua** Av. Rómulo Gallegos, Edo. Guárico. **Makro Porlamar** Av. Francisco Fajardo, vía a El Valle, Edo. Nueva Esparta. **Cagua** C. Sabana Larga con C. Cagigal, C.C. Trinidad Plaza. **Mérida** Av. Andres Bello, C.C. Europlaza, Urb. Las Delicias. **Makro Acarigua** Av. Vencedores de Araure, Edo. Portuguesa. **Makro Cumana** Av. Rotaria con Av. Carúpano. **Makro Barquisimeto** Av. Las Industrias.

In Company Branches: Procter & Gamble, Sorokaima. Procter & Gamble, Barquisimeto. Procter & Gamble, Guatire. Hewlett Packard, Los Palos Grandes. Shell Química, El Rosal. Alimentos Kellogg's, Maracay. ABB, Los Ruices. Telcel, Caracas. Parmalat, Caracas. Vencemos, Maracaibo. Sincor Jose, Anzoátegui. El Universal, Caracas. Johnson&Johnson, Caracas. Sincor, Caracas. Vencemos, Lara. Sincor, Parlaguán. Bigott, Los Dos Caminos. Bayer, El Rosal. BecoBlohm, Valencia. Leopoldo Aguerrevere, Caracas. EPA Central, Valencia. Río Turbio, Barquisimeto.

Abroad: Grand Cayman Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands.

VENEZOLANO DE CREDITO

Unofficial Convenience Translation

Balance as of August 31, 2008

(In Bolivars)

Venezolano de Crédito, S.A., Banco Universal
Issued and Paid-in Capital 69,888,000
Reserves 263,454,613
RIF: J-000029709

www.venezolano.com

Assets

Assets	Venezuela Operations	Consolidated with Foreign Branches and Offices
Cash and Due from Banks	1,021,140,103	1,022,118,161
Cash	118,481,147	118,582,572
Banco Central de Venezuela	796,014,579	796,014,579
Domestic Banks and Other Financial Institutions	0	0
Foreign Banks and Correspondents	6,258,462	7,135,095
Main Office and Branches	0	0
Clearing House Funds	100,385,915	100,385,915
(Allowances for Cash and Due from Banks)	0	0
Investments Securities	1,092,286,741	1,281,327,263
Placements in Banco Central de Venezuela and Interbanking Transactions	955,670,382	964,334,945
Trading Securities	0	0
Available for Sale Securities	5,581,319	5,621,447
Held to maturity Securities	131,035,060	293,047,303
Restricted Cash Investment	0	18,323,568
Other Securities	0	0
(Allowance for Investment Securities)	0	0
Loan Portfolio	1,682,716,406	1,682,716,406
Current Loans	1,686,243,562	1,686,243,562
Restructured Loans	2,251,219	2,251,219
Past-due Loans	14,838,258	14,838,469
Loans in Litigation	4,703,947	4,703,947
(Allowance for Loan Portfolio)	(25,320,580)	(25,320,791)
Interest and Commissions Receivable	30,721,037	31,042,553
Accrued Interest Receivable from Cash and Due from Banks	2,745	2,745
Accrued Interest Receivable from Investments Securities	10,154,648	10,476,164
Accrued Interest Receivable from Loan Portfolio	19,957,801	19,957,801
Commissions Receivable	926,748	926,748
Accrued Interest and Commissions Receivable from Other Accounts Receivable	0	0
(Allowance for Accrued Interest Receivable and Other)	(320,905)	(320,905)
Investments in Subsidiaries, Affiliates and Branches	18,420,144	5,234,961
Investments in Subsidiaries and Affiliates	5,263,262	5,263,262
Investments in Branches	13,185,183	0
(Allowance for Investments in Subsidiaries, Affiliates and Branches)	(28,301)	(28,301)
Foreclosed Assets	2,645,319	2,645,319
Premises and Equipments	31,057,914	31,057,914
Other Assets	40,898,978	41,043,498
Total Assets	3,919,886,642	4,097,186,075

Memorandum Accounts

Contingent Debit Accounts	229,773,123	229,903,135
Trust Assets	943,984,766	943,984,766
Other Trusts	0	0
Debit Accounts for Other Trust Charges (Housing Trust fin Regime de Vivienda y Hábitat)	0	0
Other Debit Accounts of the Residential Housing Savings Plan	0	0
Other Debit Memorandum Accounts	4,434,085,618	4,434,126,868
Other Debit Registration Accounts	0	0

Liabilities

Liabilities	Venezuela Operations	Consolidated with Foreign Branches and Offices
Customers' Deposits	3,216,252,544	3,393,342,812
Deposits in Current Accounts	1,897,463,103	1,988,706,400
Non-Interest Bearing Current Accounts	1,166,236,365	1,166,236,365
Interest Bearing Current Accounts	731,226,738	822,470,035
Other Demand Obligations	563,719,073	564,113,427
Money Transaction Table Obligations	0	0
Savings Deposits	626,121,258	626,121,258
Time Deposits	3,123,758	3,670,823
Securities Issued by the Bank	0	0
Restricted Customer's Deposits	43,997,952	128,903,304
Rights and Participations on Securities	81,827,400	81,827,400
Obligations with Banco Central de Venezuela	0	0
Deposits and Obligations with Banco Nacional de Vivienda y Hábitat	0	0
Other Borrowings	87,009,327	87,009,327
Oblig. with Domestic Financ. Instit. Due in One Year or Less	18,885,967	18,885,967
Oblig. with Domestic Financ. Instit. Due Over One Year	0	0
Oblig. with Foreign Financ. Instit. Due in One Year or Less	67,203,379	67,203,379
Oblig. with Foreign Financ. Instit. Due Over One Year	0	0
Oblig. Resulting from Other Borrowings Due in One Year or Less	0	0
Oblig. Resulting from Other Borrowings Due Over One Year	919,981	919,981
Other Financial Intermediation Obligations	7,063,911	7,063,911
Interest and Commissions Payable	1,138,964	1,139,899
Accrued Expenses for Customer's Deposits	1,104,168	1,105,103
Accrued Expenses for Obligations with Banco Central de Venezuela	0	0
Accrued Expenses for Deposits and Obligations with Banco Nacional de Vivienda y Hábitat	0	0
Accrued Expenses for Other Borrowings	34,796	34,796
Accrued Expenses for Other Financ. Intermediation Obligations	0	0
Accrued Expenses for Obligations Other	0	0
Accrued Expenses for Subordinated Obligations	0	0
Accruals and Other Liabilities	239,837,256	240,045,686
Subordinated Obligations	0	0
Obligations Other	0	0
Total Liabilities	3,551,322,002	3,728,621,435
Operations	35,222,027	35,222,027

Stockholders' Equity

Capital Stock	69,888,000	69,888,000
Paid-in Capital	69,888,000	69,888,000
Obligations Convertible into Shares	0	0
Uncapitalized Equity Contributions	27,385,696	27,385,696
Capital Reserves	76,931,643	76,931,643
Adjustments to Stockholders' Equity	0	0
Retained Earnings	150,097,696	150,097,696
Unrealized Gain or Loss on Available for Sale Securities	9,039,178	9,039,178
(Treasury Stock)	0	0
Total Stockholders' Equity	333,342,613	333,342,613
Total Liabilities and Stockholders' Equity	3,919,886,642	4,097,186,075

Trust Assets (details)

Type of Trust	Individuals	Corporate Entities	Central Administration	Public, State, Municipal and Central Administrations	Descentralized Entities and Other Entities with Special Regime	Total
Investment	1,652,081	11,271,472	0	0	0	12,923,553
Guaranty	0	27,673,358	0	0	0	27,673,358
Administration	1,829,145	890,055,261	132,516	80,411	495,577	892,592,910
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	3,481,226	929,000,091	132,516	80,411	495,577	933,189,821

Complementary Information

Transferred Investments	130,472,600
Loans to Agricultural Sector	29,068,417
Accumulated Loans To Agricultural Sector	259,802,818
Deposits of Official Entities	61,447,572
Micro Credits	62,997,291
Loans to Tourism Sector in accordance to the legislation in force	42,622,202
Mortgages in accordance to the Special Law on Protection to the Mortgage Creditor	47,878,510
Return on Assets	8.99%

Statement of Published Earnings for the Period from Jul 01, 2008 - Aug 31, 2008

(In Bolivars)

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Financial Income	96,826,911	97,444,982
Cash and Due from Banks	2,286	22,373
Investments Securities	22,038,164	22,636,148
Loan Portfolio	73,606,760	73,606,760
Other Accounts Receivable	927,668	927,668
Investments in Subsidiaries, Affiliates and Branches	0	0
Main Office and Branches	0	0
Other	252,033	252,033
Financial Expenses	24,240,157	24,274,061
Customers' Deposit	23,947,837	23,981,461
Obligations with Banco Central de Venezuela	0	0
Deposits and Obligations with Banco Nacional de Vivienda y Hábitat	0	0
Other Borrowings	261,925	262,205
Other Financial Intermediation Obligations	0	0
Underlying Obligations	0	0
Others Obligations	0	0
Main Office and Branches	0	0
Other	30,395	30,395
Gross Financial Margin	72,586,754	73,170,921
Income from Recovery of Financial Assets	0	0
Expenses for Uncollectible and Impaired Financial Assets	453,838	453,934
Uncollectible Loans and Other Accounts Receivable	453,838	453,934
Allowances and Adjustments	0	0

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Net Financial Margin	72,132,916	72,716,987
Other Operating Income	14,436,839	14,259,957
Other Operating Expenses	3,139,941	3,415,846
Financial Intermediation Margin	83,429,814	83,561,098
Less-Operating Expenses	40,358,195	40,448,248
Personnel	21,622,702	21,647,234
General and Administrative	15,692,486	15,758,007
Contributions to Fondo de Garantía de Depósitos y Protección Bancaria	2,280,435	2,280,435
Contributions to Superintendencia de Bancos y Otras Instituciones Financieras	762,572	762,572
Gross Operating Margin	43,071,619	43,112,850
Income from Foreclosed Assets	227,646	227,646
Income from Special Programs	0	0
Miscellaneous Operating Income	1,724,895	1,727,112
Expenses for Foreclosed Assets	280,798	280,798
Expenses for Depreciation, Amortization and Impaired Miscellaneous Assets	0	0
Miscellaneous Operating Expenses	916,570	960,018
Net Operating Margin	43,826,792	43,826,792
Extraordinary Income	15,235	15,235
Extraordinary Expenses	120,000	120,000
Gross Income Before Income Taxes	43,722,027	43,722,027
Income Taxes	8,500,000	8,500,000
Net Income	35,222,027	35,222,027

Financial Ratios

1. Stockholders' Equity

1.1 $\frac{\text{(Stockholders' Equity+Operations)}}{\text{Total Assets}} \times 100 = 9.40$

1.2 $\frac{\text{Non-Yielding Assets}}{\text{(Stockholders' Equity+Operations)}} \times 100 = 310.85$

2. Banking Solvency and Assets' Quality

2.1 $\frac{\text{Allowance for Investment Securities}}{\text{Gross Loan Portfolio}} \times 100 = 1.48$

2.2 $\frac{\text{Gross Immobilized Portfolio}}{\text{Gross Loan Portfolio}} \times 100 = 1.14$

3. Management

3.1 $\frac{\text{(Personnel Expenses + Operating Expenses)}}{\text{Average Yielding Asset}} \times 100 = 6.83$

3.2 $\frac{\text{(Personnel Expenses + Operating Expenses)}}{\text{Financial Income}} \times 100 = 38.54$

4. Profitability

4.1 $\frac{\text{Net Income}}{\text{Average Asset}} \times 100 = 5.64$

4.2 $\frac{\text{Net Income}}{\text{Average Stockholder's Equity}} \times 100 = 59.07$

5. Liquidity

5.1 $\frac{\text{Current Assets}}{\text{Deposits from the Public}} \times 100 = 31.75$

5.2 $\frac{\text{(Current Assets + Investments in Negotiable Instruments)}}{\text{Customer's Deposits}} \times 100 = 65.71$

Management Board

President
Oscar García Mendoza

Principal Directors
José Rafael Lovera
Rafael Alfonzo Hernández
José Manuel Velutini
Jorge Almándoz Marte
Olga M. Berrizbeitia Pérez
Ramón Abascal Alvarez

Alternate Directors
Gonzalo Parra Aranguren (On leave)
Agustín Gabaldón
José Pío Hernández
José Grasso Vecchio
Germán García-Velutini
Joaquín Urbano Berrizbeitia
Luisa Urbano Berrizbeitia

Principal Commissaires
Aura Elena Agüero
Hermann Jost

Alternate Commissaires
Maigualida Cisneros
Adriana Rojo

Germán García-Velutini
President (E)

César A. Briceño López
Secretary

María Susana Rodríguez
Controller

Vicente A. Alvis Salas
Accountant

Branches and Service Offices:

Caracas - Venezolano de Crédito Main Office: Urb. San Bernardino, Av. Alameda, Edif. Venezolano de Crédito, P.B. Telf. 806.6111. *Oficina Centro:* Sur 2, N° 7, Monjas a San Francisco. **Sucursales: Del Oeste** Av. España, N° 29, Catia. **La California** Av. Francisco de Miranda, C. Residencial La California, Edif. N° 9. **La Trinidad** Centro Comercial Sorocaima, Av. La Trinidad con Calle San Miguel. **Bello Monte** Res. Balpeca, Esquina Calles Las Ciencias y Edison. **Chacao** Edif. EXA. Av. Libertador. **El Paraíso** Centro Plaza Páez. **San Luis** Centro Comercial San Luis. **La Yaguara** Av. Garci González Da Silva, Esquina con Calle 8. **Mata De Coco** Centro Comercial Mata de Coco. **San Bernardino** Av. Vollmer, Edif. C.A. La Electricidad de Caracas. **Galerías Bolívar** Boulevard de Sabana Grande. **Las Mercedes** Edif. BVC, Calle Londres. **Mene Grande** Av. Francisco de Miranda, Edif. Mene Grande. **Sebucán** Av. Rómulo Gallegos, Edif. Las Américas, Locales A,B y C. **La Lagunita** Av. Sur, Zona B. **Av. Libertador** Centro Comercial Av. Libertador, entre C. Negrín y Av. Libertador, Nivel P2, **Prados Del Este** Av. Paseo, Centro Comercial El Morichal. **La Estancia** Av. La Estancia, Edif. Torre Diamen, Chuao. **Los Ruices** Av. Ppal. de los Ruices cruce con 1° Transv., Edif. Principal. **La Urbina** Calle 10, Edif. Anauco. **Guarenas** Centro Comercial Buenaventura, Av. Intercomunal Guarenas - Guatire. **Av. Urdaneta** entre Punceres y Plaza España. **Av. Victoria** Edif. Mediterráneo, Planta Baja. **La Florida** Av. Andrés Bello, Residencias Lido, Planta Baja. **Los Palos Grandes** Av. Andrés Bello, con 4° Transversal. **Boleíta** Av. Rómulo Gallegos, C/C Av. Las Palmas, Local 3, Centro Gerencial Los Andes. **Cumbres De Curumo** Centro Comercial Cumbres de Curumo, P.B. **El Rosal** Av. Francisco. de Miranda, Av. Tamanaco con C. Mohedano, Centro Seguros Sud América, P.B.-M. **La Castellana** Edif. Centro Letonia, Torre ING Bank, frente Av. Eugenio Mendoza y San Felipe, La Castellana. **Carrizal** Centro Médico Docente Los Altos. **EPA San Martín** Av. San Martín, Urb. Industrial San Martín. **Las Esmeraldas** C.C. Trinalta, Av. La Trinidad, El Hatillo. **EPA Los Ruices** Calle A, Zona Industrial Los Ruices. **Los Naranjos** Av. El Paují, C.C. Galerías Los Naranjos, nivel Plaza, Urb. Los Naranjos. **Macaracuay** Centro Comercial Macaracuay Plaza, nivel C-2. **Excelsior Gama Plus** Santa Eduvigis. **Centro Expreso** Centro Comercial Expreso, Chacaíto. **Santa Fe** Centro Comercial Santa Fe.

Interior: **Valencia** Av. Bolívar, Edif. 109-18. **Barquisimeto** Carrera 19, entre 14 y 15. **San Cristobal** Centro Comercial Boulevard Pirineos, Planta Baja. **Maracaibo** Av. Bella Vista con Calle 76. **Puerto Ordaz**, Calle Guri cruce con Calle Cuchivero. **Ciudad Ojeda** Carretera N con Av. Intercomunal, frente al Centro Médico Lagunillas. **El Tigre** Av. Intercomunal El Tigre, San José de Guanipa. **Maturín** Av. Bolívar con Calle 4, N° 30. **Maracaibo Zona Industrial** Edif. Wilera I, N° 115-130, P.B., Circunvalación N° 2. **Valencia Zona Industrial** Av. Henry Ford, Centro Comercial Boulevard Industrial Municipal. **Anaco** Sector Noreste del Parcelamiento Anaco, entre Av. Lara y Av. Jose Antonio Anzoátegui. **Barquisimeto (Los Leones)** Av. Los Leones con C. Madrid, dentro de la Policlínica Barquisimeto, Edo. Lara. **Valencia El Viñedo** Boulevard Los Naranjos, Urb. El Viñedo. **Maracay Las Delicias** Urb. Base Aragua, Av. Gral. Páez con 2° Tranvs. **La Victoria** Centro Comercial Ciudad Morichal entre Av. La Victoria y Av. El Peaje, La Victoria. **EPA Turmero** Av. Intercomunal de Turmero, Edo. Aragua. **Puerto La Cruz Las Garzas** Torre BVC entre Intercomunal A. Bello y A. Vespucio. **Makro Mérida** Av. Centenario, Mérida. **Makro Charallave** Av. Intercomunal de Charallave, Sector Paseo Real. **Punto Fijo** Edif. Sede Telcel, Av. Pumarosa con Calle José L. Chirinos, Edo. Falcón. **Makro El Tigre** Av. Intercomunal El Tigre-El Tigrito, El Tigre, Edo. Anzoátegui. **Makro Paraguaná** Carretera Los Taques, sector El Taparo, Municipio Los Taques, Punto Fijo, Edo. Falcón. **EPA La Granja** C.C. La Granja, Av Universidad, Valencia. **Porlamar** C.C. Rattan Plaza, Pampatar, Edo. Nueva Esparta. **Makro Valera** Autopista Valera, Edo. Trujillo. **Makro Barinas** Edo. Barinas. **Puerto La Cruz Pozuelos** Av. Nueva Esparta, Sector Las Venecia, Edo. Anzoátegui. **Makro El Vigía** Carretera Panamericana, Edo. Mérida. **Makro Valle de la Pascua** Av. Rómulo Gallegos, Edo. Guárico. **Makro Porlamar** Av. Francisco Fajardo, vía a El Valle, Edo. Nueva Esparta. **Cagua** C. Sabana Larga con C. Cagigal, C.C. Trinidad Plaza. **Mérida** Av. Andres Bello, C.C. Europlaza, Urb. Las Delicias. **Makro Acarigua** Av. Vencedores de Araure, Edo. Portuguesa. **Makro Cumaná** Av. Rotaria con Av. Carúpano. **Makro Barquisimeto** Av. Las Industrias. **Makro Valencia** Entre Dist. San Diego y San Blas.

In Company Branches: Procter & Gamble, Sorokaima. Procter & Gamble, Barquisimeto. Procter & Gamble, Guatire. Hewlett Packard, Los Palos Grandes. Shell Química, El Rosal. Alimentos Kellogg's, Maracay. ABB, Los Ruices. Telcel, Caracas. Parmalat, Caracas. Vencemos, Maracaibo. Sincor Jose, Anzoátegui. El Universal, Caracas. Johnson&Johnson, Caracas. Sincor, Caracas. Vencemos, Lara. Sincor, Pariaguán. Bigott, Los Dos Caminos. Bayer, El Rosal. BecoBlohm, Valencia. Leopoldo Aguerrevere, Caracas. EPA Central, Valencia. Río Turbio, Barquisimeto

Abroad: Grand Cayman Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands.

Ex-3

Summary Translation of Minutes of the April 08, 2008
Ordinary Shareholders Meeting

The resolutions adopted during the April 08, 2008 Ordinary Shareholders Meeting are summarized as follow:

1. The approval of the "Proposal to modify the nominal value of the shares that presents the Board of Directors".

2. The approval of the emoluments of the Board of Directors in VEF. 5.000,00 by session.

Ex 4

Summary Translation of Press Release
Date: March 07, 2008

The Bank gives public notice of Ordinary Dividend No. 664 for the amount of VEF. 0,01 per share, payable after March 14, 2008 to those shareholders registered at May 25, 2008

Summary Translation of Press Release
Date: April 10, 2008

We hereby inform you that Venezolano de Credito S.A. Banco Universal in its General Extraordinary Shareholders Meeting that took place on April 08, 2008 decided the following:

1. It will increase the nominal value of the shares of Venezolano de Credito, S.A. Banco Universal by changing the nominal value of each share from VEF. 0.50 to VEF. 500,00 and consequently reducing the total number of shares by dividing the total amount of the shares by 1.000. For this reason it will be necessary to have an exchange of shares, by means of which the institute will exchange 1 new share with the new nominal value for every 1.000 of the existing shares with previous nominal value.
2. The date of exchange will be May 15, 2008 (Effective Record Date of Benefits).
3. At exchange date or Effective Record Date of Benefits, for every 1.000 shares held with a nominal value of VEF. 0,50 per share, shareholders will receive 1 new share, with a nominal value of VEF. 500,00
4. In view that the Constituent Document and Statutes of the Bank, do not recognize the existence of fractions of shares, and with the intention of facilitating the process of conversion of the nominal value of the shares, the shareholders that do not have a total number shares that is divisible by 1.000 will be able to negotiate, in the Caracas Stock Exchange, the sale or purchase of shares so that their total number of shares is divisible by 1.000 and they are able to complete the exchange equitably; until May 09, 2008 (Deadline to trade with benefits)
5. On the date of exchange (Effective Record Date of Benefits), when the nominal value of the shares is modified, the total number of shares that are divisibleby 1.000 that are registered to each shareholder to-date, will be acquired and paid to pro VENCRED, S.A. based on the market value, calculated as the average value of the shares of the Bank during the 02 days previous to May 09, 2008 (Date limits of transaction) exchanged on Caracas Stock Exchange.
6. To avoid having stock-exchange operations with shares of the Bank with a nominal value of VEF 0,50, traded later than May 09, 2008, the Bank will ask for authorization to the National Values Commission and Caracas Stock Exchange to suspend the quotation of its shares from May 12, 2008 to May 15, 2008, starting again the quotation on May 16, 2008, with the new nominal value of VEF. 500 per share.

Summary Translation of Press Release
Date: March 18, 2008
Publications: "El Universal" and "El Nacional"

Shareholders are notified of Extraordinary Shareholders Meeting to be held on April 08, 2008 of the following matters to be decided at such meeting:

1. To consider and to resolve the "Proposal to modify the nominal value of the shares that presents the Board of Directors " with the consequent modifications of the Constituent Document and Statutes.

2. To consider and resolve on the provisions of Section B of Article 34 of the charter and Bylaws of the Bank, about the remuneration of the Board of Directors and the Executive Committee.

END